Form 20-F
period 2023-12-31
Erayak Power Solution Group Inc.
filed 2024-04-16
CIK 1825875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,450,000 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023.

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

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report (“Annual Report”):

●	“China” or the “PRC” refer to the People’s Republic of China;

●	“Erayak” refers to Erayak Power Solution Group Inc., a Cayman Islands exempted company;

●	“Erayak BVI” refers to Erayak Power Solution Limited, a British Virgin Islands company and a wholly-owned subsidiary of Erayak;

●	“Erayak HK” refers to Erayak Power Solution Hong Kong Limited, a Hong Kong company and a wholly-owned subsidiary or Erayak BVI;

●	“Erayak WFOE” refers to Wenzhou Wenjie Information Technology Co. Ltd., a wholly foreign-owned enterprise (“WFOE”) incorporated in the PRC and a wholly-owned subsidiary of Erayak HK;

●	“Ruike” refers to Ruike Electronics (Wenzhou) Co., Ltd., a PRC company and a wholly-owned subsidiary of Erayak HK; and

●	“Zhejiang Leiya” refers to Zhejiang Leiya Electronics Co. Ltd., a PRC company and a wholly-owned subsidiary of Erayak WFOE;
●	“Wenzhou New Focus” refers to Wenzhou New Focus Technology & Electronic Co., Ltd., a PRC company and a wholly-owned subsidiary of Zhejiang Leiya.

Our business is conducted by Ruike, Zhejiang Leiya and Wenzhou New Focus, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Period Ended USD:RMB exchange rate	7.0999	6.8972	6.3726
Period Average USD:RMB exchange rate	7.0809	6.7290	6.4508

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

Consolidated Statements of Operations Information

	As of December 31, 2023					As of December 31, 2022					As of December 31, 2021
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Assets
Current assets
Cash	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247	-	5,174,693	5,174,693	-	5,174,693
A/R, net	-	6,253,189	6,253,189	-	6,253,189	-	9,961,343	9,961,343	-	9,961,343	-	1,753,880	1,753,880	-	1,753,880
Inventories	-	7,056,459	7,056,459	-	7,056,459	-	6,227,456	6,227,456	-	6,227,456	-	3,902,067	3,902,067	-	3,902,067
Prepaids and other current assets	5,000,000	1,910,108	6,910,108	(4,000,000)	2,910,108	4,201,354	779,328	4,980,682	(1,000)	4,979,682	-	2,663,417	2,663,417	-	2,663,417
Due from related parties						-	-	-	-	-	-	-	-	-	-
Due from subsidiaries	1,569,000	-	1,569,000	(1,569,000)	-	-	-	-	-	-
Due from parent	-	21,510	21,510	(21,510)	-	-	-	-	-	-	-	-	-	-	-
Total current assets	6,571,364	21,117,336	27,688,700	(5,590,510)	22,098,190	10,618,693	17,618,035	28,236,728	(1,000)	28,235,728	-	13,494,057	13,494,057	-	13,494,057
PPE, net	-	1,924,975	1,924,975	-	1,924,975	-	1,662,155	1,662,155	-	1,662,155	-	1,079,983	1,079,983	-	1,079,983
Intangibles, net	-	31,853	31,853	-	31,853	-	8,814	8,814	-	8,814	-	11,093	11,093	-	11,093
ROU, net	-	7,338,505	7,338,505	-	7,338,505	-	7,665,013	7,665,013	-	7,665,013	-	8,849,073	8,849,073	-	8,849,073
Deferred tax assets	-	32,534	32,534	-	32,534	-	33,490	33,490	-	33,490	-	36,247	36,247	-	36,247
Deffered expenses						-	-	-	-	-	-	-	-	-	-
Other non-current assets	-	3,859,209	3,859,209	-	3,859,209
Investment in subsidiaries	4,090,573	-	4,090,573	(4,090,573)	-	29,472	-	29,472	(29,472)	-	1,061,410	-	1,061,410	(1,061,410)	-
Total assets	10,661,938	34,304,412	44,966,350	(9,681,083)	35,285,266	10,648,165	26,987,507	37,635,672	(30,472)	37,605,200	1,061,410	23,470,453	24,531,863	(1,061,410)	23,470,453

Liabilities
Current liabilities
A/P	-	5,689,101	5,689,101	-	5,689,101	-	4,729,174	4,729,174	-	4,729,174	-	4,151,749	4,151,749	-	4,151,749
Accrued exp and other current liabilities	-	7,876,981	7,876,981	(4,000,000)	3,876,981	1,000	1,501,620	1,502,620	(1,000)	1,501,620	-	1,168,464	1,168,464	-	1,168,464
Notes payable						-	-	-	-	-	-	-	-	-	-
S/T borrowings	-	70,424	70,424	-	70,424	-	6,227,165	6,227,165	-	6,227,165	-	5,756,146	5,756,146	-	5,756,146
Tax payables	-	1,066,569	1,066,569	-	1,066,569	-	844,925	844,925	-	844,925	-	633,919	633,919	-	633,919
Due to related parties	161,101	2,122,028	2,283,129	-	2,283,129		391,151	391,151		391,151		158,198	158,198	-	158,198
Due to subsidiaries	21,510	-	21,510	(21,510)	-	-	-	-	-	-	-	-	-	-	-
Due to parent	-	1,569,000	1,569,000	(1,569,000)	-		-	-		-
L/T payable - current	-	225,383	225,383	-	225,383		4,349,591	4,349,591		4,349,591
Total current liabilities	182,611	18,619,486	18,802,097	(5,590,510)	13,211,587	1,000	18,043,626	18,044,626	(1,000)	18,043,626	-	11,868,476	11,868,476	-	11,868,476
Lease liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
L/T payable	-	1,871,591	1,871,591	-	1,871,591	-	217,523	217,523	-	217,523	-	4,707,655	4,707,655	-	4,707,655
Total liabilities	182,611	20,491,077	20,673,688	(5,590,510)	15,083,178	1,000	18,261,149	18,262,149	(1,000)	18,261,149	-	16,576,131	16,576,131	-	16,576,131

Shareholders’ equity
Ordinary shares, $0.0001 par, 500,000,000 shares authorized, 11,000,000 Class A and 1,000,000 Class B ordinary shares issued and o/s	1,200	4,090,573	4,091,773	(4,090,573)	1,200	1,200	29,472	30,672	(29,472)	1,200	900	1,061,410	1,062,310	(1,061,410)	900
Additional paid in capital	10,645,122	-	10,645,122	-	10,645,122	10,645,122	-	10,645,122	-	10,645,122	1,060,510	0	1,060,510	-	1,060,510
Statutory surplus reserve	-	1,113,170	1,113,170	-	1,113,170	-	916,912	916,912		916,912	-	568,418	568,418	-	568,418
R/E	(166,989)	9,354,204	9,187,215	-	9,187,215	850	8,163,909	8,164,759		8,164,759	-	5,037,292	5,037,292	-	5,037,292)
AOCI(loss)	(7)	(744,612)	(744,619)	-	(744,619)	(7)	(383,935)	(383,942)		(383,942)	-	227,202	227,202	-	227,202)
Total shareholders’ equity	10,479,327	13,813,334	24,292,661	(4,090,573)	20,202,087	10,647,165	8,726,358	19,373,523	(29,472)	19,344,051	1,061,410	6,894,322	7,955,732	(1,061,410)	6,894,322
Total liabilities and shareholders’ equity	10,661,938	34,304,411	44,966,349	(9,681,083)	35,285,266	10,648,165	26,987,507	37,635,672	(30,472)	37,605,200	1,061,410	23,470,453	24,531,863	(1,061,410)	23,470,453

	For the year ended December 31, 2023						For the year ended December 31, 2022				For the year ended December 31, 2021
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Cash flows from operating activities
Net income	(167,839)	1,386,552	1,218,714	-	1,218,714	850	3,475,111	3,475,961	-	3,475,961	-	3,394,649	3,394,649	-	3,394,649
Adj for items not affecting cash
Depreciation and amortization	-	388,002	388,002	-	388,002	-	269,817	269,817	-	269,817	-	215,121	215,121	-	215,121
Deferred tax assets						-	-	-	-	-	-	-	-	-	-)
Bad debt expense	-	36,972	36,972	-	36,972	-	-	-	-	-	-	2,649	2,649	-	2,649
Inventory impairment provision	-	81,621	81,621	-	81,621)	-	(31,668)	(31,668)	-	(31,668)
Deferred expenses						-	-	-	-	-	-	-	-	-	-)
Imputed interest expenses	-	17,755	17,755	-	17,755	-	27,121	27,121	-	27,121	-	70,195	70,195	-	70,195
Right of use lease asset	-	514,691	514,691	-	514,691	-	523,774	523,774	-	523,774	-	546,362	546,362	-	546,362
Changes in peration assets and liabilities:
Accounts receivable	-	3,395,976	3,395,976	-	3,395,976)	-	(8,549,354)	(8,549,354)	-	(8,549,354	-	3,380,552	3,380,552	-	3,380,552)
Inventories	-	(1,091,117)	(1,091,117)	-	(1,091,117)	-	(2,656,056)	(2,656,056)	-	(2,656,056)	-	(2,200,180)	(2,200,180)	-	(2,200,180)
Advances to suppliers	-	(1,250,467)	(1,250,467)	-	(1,250,467)	-	1,227,244	1,227,244	-	1,227,244)	-	(1,109,383)	(1,109,383)	-	(1,109,383)
Prepaid expenses and Other receivables	-	(126,386)	(126,386)	-	(126,386)	-	428,846	428,846	(1,000)	427,846	-	(361,983)	(361,983)	-	(361,983)
Loan receivable	-	163,821	163,821	-	163,821)		(172,388)	(172,388)	-	(172,388)
Accounts payable	-	1,085,320	1,085,320	-	1,085,320	-	661,080	661,080	-	661,080	-	803,612	803,612	-	803,612)
Accrued expenses and other current liabilities	-	6,382,631	6,382,631	(4,021,510)	2,361,121	(1,000)	164,303	163,303	1,000	164,303	-	356,061	356,061	-	356,061
Advances from customers	-	(334,225)	(334,225)	-	(334,225)	-	215,483	215,483	-	215,483	-	(276,454)	(276,454)	-	(276,454)
Tax payable	-	246,425	246,425	-	246,425	-	265,702	265,702	-	265,702	-	(195,033)	(195,033)	-	(195,033)

Net cash provided by (used in) operating	(167,839)	10,897,572	10,729,733	(4,000,000)	6,729,733)	(150)	(4,150,985)	(4,151,135)	-	(4,151,135)	-	4,642,893	4,642,893	-	4,642,893

Cash flows from investing activities
Purchases of property, plant and equipment	-	(684,210)	(684,210)	-	(684,210)	-	(694,813)	(694,813)	-	(694,813)	-	(244,018)	(244,018)	-	(244,018)
Purchases of intangible assets	-	(25,689)	(25,689)	-	(25,689)	-	-	-	-	-	-	(155)	(155)	-	(155)
Fixed deposit	-	(3,869,565)	(3,869,565)	-	(3,869,565)
Long-term investment	(3,900,000)	(8,010,035)	(11,910,035)	11,910,035	-
Advance payment of potential LT warehouse lease	(1,000,000)	-	(1,000,000)	-	(1,000,000)
Advance payment of potential oversea land purchase	201,354	-	201,354	4,000,000	4,201,354)	(4,201,354)	-	(4,201,354)	-	(4,201,354)
Net cash provided by (used in) investing	(4,698,646)	(12,589,499)	(17,288,145)	15,910,035	(1,378,110)	(4,201,354)	(694,813)	(4,896,167)	-	(4,896,167)	-	(244,173)	(244,173)	-	(244,173)

Cash flows from financing activities
Proceeds from short-term borrowings	-	4,653,363	4,653,363	-	4,653,363	-	8,381,681	8,381,681	-	8,381,681	-	4,284,208	4,284,208	-	4,284,208
Repayments on short-term borrowings	-	(10,231,750)	(10,231,750)	-	(10,231,750)	-	(7,450,134)	(7,450,134)	-	(7,450,134)	-	(4,182,881)	(4,182,881)	-	(4,182,881)
Proceeds from related parties	-	16,968,314	16,968,314	-	16,968,314	-	24,015,431	24,015,431	-	24,015,431	-	15,311,425	15,311,425	-	15,311,425
Repayments to related parties	-	(15,064,679)	(15,064,679)	-	(15,064,679)	-	(23,930,302)	(23,930,302)		(23,930,302)	-	(16,172,950)	(16,172,950)	-	(16,172,950)
Proceeds from parent	-	1,570,000	1,570,000	(1,547,490)	22,510
Payments to parent	-	(21,510)	(21,510)	21,510	-
Proceeds from subsidiaries	21,510	-	21,510	(21,510)	-
Payments to subsidiaries	(1,570,000)	-	(1,570,000)	1,547,490	(22,510)
Proceeds(repayment) of notes payable	-	-	-	-	-	-					-	(7,285,918)	(7,285,918)	-	(7,285,918)
Proceeds from long-term loans	-	6,312,856	6,312,856	-	6,312,856	-	1,235,004	1,235,004	-	1,235,004
Repayments on long-term loans	-	(9,075,497)	(9,075,497)	-	(9,075,497)	-	(1,012,044)	(1,012,044)	-	(1,012,044)
Proceeds from share issuance	-	-	-	-	-	10,080,231	-	10,080,231	-	10,080,231
APIC received	-	11,910,035	11,910,035	(11,910,035)	-	-	-	-	-	-	-	-	-	-	-

Net cash provided by (used in) financing	(1,548,490)	7,021,132	5,472,642	(11,910,035)	(6,437,393)	10,080,231	1,239,636	11,319,867	-	11,319,867	-	(3,395,530)	(3,395,530)	-	(3,395,530)

Effect of foreign exchange	-	(103,044)	(103,044)	-	(103,044)	538,612	(918,623)	(380,011)	-	(380,011)	-	109,448	109,448	-	109,448
Net increase (decrease) in cash	(6,414,975)	5,329,205	(1,085,770)	-	(1,085,770)	6,417,339	(4,524,785)	1,892,554	-	1,892,554	-	1,003,190	1,003,190	-	1,003,190
Cash, beginning	6,417,339	649,908	7,067,247	-	7,067,247	-	5,174,693	5,174,693	-	5,174,693	-	4,062,055	4,062,055	-	4,062,055
Cash, end	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247	-	5,174,693	5,174,693	-	5,174,693

Cash paid during the period for:	-	410,922	410,922	-	410,922
Interest						-	831,755	831,755	-	831,755	-	99,690	99,690	-	99,690
Income taxes	-	-	-	-	-	-	123,608	123,608	-	123,608	-	365,752	365,752	-	365,752

The parent company, Erayak Power Solution Group Inc, does not conduct operations separately from its China-based subsidiaries. Accordingly, the results of operations set forth in the audited consolidated financial statements included in this Annual Report are solely those of the China-based subsidiaries.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(360,677) and $(383,942) as of December 31, 2023 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023 and 2022 were translated at RMB7.0999 and RMB6.8972 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended December 31, 2023 and 2022 were RMB7.0809 and RMB6.7290 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

According to the Circular, since the date of effectiveness of the Trial Measures on March 31, 2023, PRC domestic enterprises falling within the scope of filing that have been listed overseas or met the following circumstances are “existing enterprises”: before the effectiveness of the Trial Measures on March 31, 2023, the application for indirect overseas issuance and listing has been approved by the overseas regulators or overseas stock exchanges (such as the registration statement has become effective on the U.S. market), it is not required to perform issuance and listing supervision procedures of the overseas regulators or overseas stock exchanges, and the overseas issuance and listing will be completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. PRC domestic enterprises that have submitted valid applications for overseas issuance and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the date of effectiveness of the Trial Measures on March 31, 2023 can reasonably arrange the timing of filing applications with the CSRC and shall complete the filing with the CSRC before the overseas issuance and listing. According to the Circular, we can reasonably arrange the timing for submitting the filing application with the CSRC, and shall complete the filing with the CSRC in accordance with the Trial Measures within three years of the offering. In sum, we are subject to the filing requirements of the CSRC for this offering under the Trial Measures.

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

As of the date of this Annual Report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this Annual Report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

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

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from this offering back to China may take as long as six months after the closing of this offering.

Any loans to the PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this Annual Report, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Our PRC counsel, Gaopeng & Partners, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

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

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2023 and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on listings by China-based companies in foreign countries, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based companies listed in foreign countries, and provided that the special provisions of the State Council on offering and listing by those companies in foreign countries limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. And new rules or regulations promulgated in future could impose additional requirements on us.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor”, who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

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

Our auditors, TPS Thayer and Fortune CPA, the independent registered public accounting firms, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TPS Thayer and Fortune CPA’s compliance with applicable professional standards. TPS Thayer is headquartered in Sugar Land, Texas and Fortune CPA is headquartered in Orange, California. As of the date of this annual report, Neither TPS Thayer nor Fortune CPA is included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of TPS Thayer and Fortune CPA to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Erayak HK. As of the date of this Annual Report, Neither Ruike nor Zhejiang Leiya currently has plan to declare and pay dividends to Erayak HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Erayak HK intends to apply for the tax resident certificate when Zhejiang Leiya or Ruike plans to declare and pay dividends to Erayak HK. When Zhejiang Leiya or Ruike plans to declare and pay dividends to Erayak HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We sold a substantial portion of products to one customer (11.99% of total revenues) during the fiscal year ended December 31, 2023, and as of the year-end date, amount due from this customer included in accounts receivable was $28,301, representing 0.45% of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 25.19%, 20.59%, 11.73% and 10.28%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2023.Our top two customers accounted for 25.49% of revenues for the fiscal year ended December 31, 2022, and the amount due from these customers included in accounts receivable was $2,814,639, representing 28.25% of total accounts receivable. Our top two customers accounted for approximately 27% of revenues for the fiscal year ended December 31, 2021, and the amount due from these customers included in accounts receivable was $46,633, representing 2.65% of total accounts receivable. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top five customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top five customers    experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our ordinary shares.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had one, two and two such major customers for the fiscal years ended December 31, 2023, 2022, and 2021, respectively. As most of our revenues are driven by customers’ orders for power solution products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. In the event that we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could harm our business, financial condition, and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had no such major suppliers for the fiscal years ended December 31, 2023, 2022, and 2021. We purchase raw materials on the market at prevailing market prices. We believe that currently we can locate replacement vendors readily on the market for prevailing prices and not have significant difficulty replacing a given vendor. However, there is no guarantee that we would not develop significant reliance on certain vendors in the future. Any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, a slower supply chain, and ultimately less desirable results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our shareholders, directors, and executive officers. For example, in January 2018, Zhejiang Leiya entered into a 20-year factory workshop leasing agreement with Wenzhou Ailefu Furniture Tech Limited Company, an entity indirectly 100% owned by Lingyi Kong, our Chief Executive Officer and Chairman. The factory is located at Wenzhou Economic Technological Development Zone, Binghai Fourth Blvd. No. 528. The total rent for the property is RMB 70,489,500, or approximately $10,900,720, which as of December 31, 2020 has been paid upfront, through the lease term ending December 31, 2037. If Wenzhou Ailefu defaults on the leasing agreement, we may lose a portion, or even a substantial portion, of the rent that has been paid upfront.

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

For the year ended December 31, 2023, our CEO and CFO received $29,722 and $30,317 respectively as compensation. If, in the future, we need to compensate our CEO and CFO at a competitive market rate, our operating results and available cash flow would be negatively impacted accordingly.

We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our liquidity relies significantly on short-term borrowings. As of December 31, 2023, we had one outstanding short-term loan totaling RMB 500,000, or approximately $0.07 million, and as of December 31, 2022, we had five outstanding short-term loans provided by two banks, totaling RMB32,950,000, or approximately $4.78 million.

The Company also has bank acceptance notes outstanding with the banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. As of December 31, 2023 and 2022, restricted cash was $1,062 and $34,728, respectively. No cash is restricted to assure future credit availability.

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

As of December 31, 2023, we had $15,083,178 in total liabilities and $35,285,266 in total assets. We have a high debt to asset ratio and a deficit in working capital, which may put us at high risk of default on our loans under certain circumstances, such as interest rates rising suddenly causing us unable to make our payments to the banks. If we default on our loans, we will be subject to penalties pursuant to our agreements with the banks and our business and financial condition will be materially adversely affected. In that event, our stockholders would likely experience a loss of most of or all of their investment.

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

In 2020, global pandemic of a novel strain of coronavirus (COVID-19) first emerged in China in spread globally. The pandemic had resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first half of 2020. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales. Moreover, China’s policy of effecting closures to avoid infections, including the recent lockdown in many provinces and municipalities in China, could affect our results of operations.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with any future offerings, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

We had allowance for doubtful accounts in the amount of $39,280 and $2,478 as of December 31, 2023 and 2022, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 145 days and 79 days for the fiscal periods ended December 31, 2023 and 2022, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded a bad debt write-off of $0 during the fiscal years ended December 31, 2023 and 2022.

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

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect our customer’s participation in forex trading. Economic conditions in China are sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. If present Chinese and global economic uncertainties persist, many of our customers may reduce the service they require from us. Adverse economic conditions could also reduce the number of customers seeking our service, as well as their ability to make payments. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. The ongoing spread of variants of infectious diseases, such as the COVID-19 virus, may interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The COVID-19 outbreak delayed enrollment in our clinical trials due to prioritization of hospital resources towards the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approvals and commercialize our product candidates. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

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

The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The future offerings price for our ordinary shares will be determined through negotiations between the underwriters, investors or the placement agent, and us, and may vary from the market price of our ordinary shares following our offerings. If you purchase our Class A ordinary shares in our offering, you may not be able to resell those shares at or above the offering price. We cannot assure you that the offering price of our Class A ordinary shares, or the market price following our future offerings, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our subsequent offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

There may not be an active, liquid trading market for our Class A ordinary shares.

Prior to our initial public offering taken place in December 2022, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following our initial public offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

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

Ruike Electronics (Wenzhou) Co., Ltd. was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak HK.

Wenzhou Wenjie was incorporated on December 11, 2019 in the PRC, and is a wholly owned subsidiary of Erayak HK.

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

4.B. Business overview

Erayak Power Solution Group Inc. was formed in 2019 under the laws of the Cayman Islands. We conduct business primarily through our wholly-owned subsidiaries, Ruike, Zhejiang Leiya and Wenzhou New Focus, in the People’s Republic of China, or the PRC. Our company specializes in the manufacturing, research and development (“R&D”), and wholesale and retail of power solution products. Ruike’s business focuses on manufacturing new energy storage and inverter devices. Zhejiang Leiya’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles (“RVs”), electrical appliances, and outdoor living products. Our primary office is located in Zhejiang province, where we serve a large customer base throughout PRC and expand our reach to international clients. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. We seek to leverage our flexibility and passion for quality to provide a personalized mobile living solution for each customer.

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

We generated revenue mostly from four types of products: (1) inverters constituted approximately 59%, 52% and 82% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; (2) chargers, which generated approximately 2.68%, 2.16% and 7.52% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; (3) gasoline generators generated approximately 32.36%, 43.82% and 8.28% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; (4) power bank generated approximately 3.96%, 0% and 0% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

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

DBS Portable Power Station

Erayak’s DBS portable power station series can recharge itself and charge up to six devices at the same time for outdoor needs. They are light-weighted and has large battery capacity and long battery life. Their Pure Sine Wave AC outlets deliver stable and safe power. They recharge quickly with AC adaptor at home or through the car outlet. They are also compatible with Erayak solar panel. They are ideal portable power kits for tent camping, overland journey and etc.

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

The Company sold a substantial portion of products to one customer (11.99% of total revenues) during the fiscal year ended December 31, 2023, and as of the year-end date, amount due from this customer included in accounts receivable was $28,301, representing 0.45% of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 25.19%, 20.59%, 11.73% and 10.28%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2023.

The Company sold a substantial portion of products to two customers (14.67% and 10.82% of total revenues) during fiscal year ended December 31, 2022. As of December 31, 2022, amount due from these customers included in accounts receivable were $2,178,000 and $636,639, representing 21.86% and 6.39%, respectively, of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 18.08%, 15.85%, 11.58% and 10.24%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2022.

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

Our Suppliers

For the fiscal years ended December 31, 2023, 2022 and 2021, there was no significant concentration in suppliers for the Company’s raw material purchase.

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

Accordingly, Erayak HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Ruike, Zhejiang Leiya and Wenzhou New Focus, our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Under our current corporate structure, Erayak may rely on dividend payments from Ruike, Zhejiang Leiya and Wenzhou New Focus, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation. In addition, wholly foreign-owned enterprises in China must allocate at least 10% of their respective accumulated profits each year as statutory reserve fund, if any, to fund the reserve fund until the statutory reserves fund has reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after tax profits of wholly foreign-owned enterprises may be distributed to the shareholders.

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

Our PRC legal counsel, Gaopeng & Partners, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

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

Below is a chart illustrating our current corporate structure:

4.D. Property, plants and equipment

Equipment

Our production relies on a wide variety of equipment, including equipment for office use and multiple factory equipment facilitating a complete production cycle. At the end of 2023, our equipment’s total current value is around $1,463,029.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2023, 2022 and 2021 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

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

Since the founding of Zhejiang Leiya Electronics Co. Ltd. in 2009, we have grown to be one of the very few manufacturers in the world to design, develop and mass produce premium power solution products in the retail chain. We also offer our products in Japan, England, Germany, France, Spain, Switzerland, Sweden, the Netherlands, the U.S., Canada, Mexico, Australia, Dubai, and nine other countries. We manufacture all our products in factories operating under quality management systems accredited by the International Organization for Standardization (ISO 9001:2015). Furthermore, our products have been tested for regulatory compliance and safety. Some of our compliance marks include: TÜV certification from Technischer Überwachungsverein, an internationally recognized service company; GS Mark for safety under the German Equipment and Product Safety Act; C-tick certification by the Australian Communications Media Authority; FCC Mark from the U.S. Federal Communications Commission, PAH certification mark for Polycyclic Aromatic Hydrocarbon concentrations; REACH Certification for substances of very high concern under the European Chemicals Agency; CE Mark certifying compliance with European Union safety, health and environmental protection standards; RoHs Mark for compliance with the Restriction of Hazardous Substances in the European Union; c ETL Certification for compliance with Canadian safety standards; and us ETL Mark for compliance with U.S. safety standards. In the last three fiscal years, we generated revenue mostly from four types of products: (1) inverters constituted approximately 59%, 52% and 82% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; (2) chargers, which generated approximately 2.68%, 2.16% and 7.52% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; (3) gasoline generators generated approximately 32.36%, 43.82% and 8.28% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively; and (4) power banks generated approximately 39.58%, nil and nil of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

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

Key Factors Affecting Our Results

Our results are primarily derived from the sale of power generators and inverters to various wholesalers and retailers in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 45.85% based on 2023 revenues). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the Year Ended December 31,
	2023	2022	2021
Sales	$20,322,498	$26,909,025	$18,628,886
Cost of sales	(15,299,849)	(20,290,231)	(12,909,462)
Gross profit	5,022,649	6,618,794	5,719,424

Operating expenses:
General and administrative	(2,017,868)	(929,500)	(690,619)
Selling and marketing	(962,479)	(720,120)	(506,305)
Research and development	(1,176,943)	(932,268)	(986,885)
Bad debt expense	(36,972)	-)	(2,649)
Inventory impairment (provision)/reversal	(81,622)	31,668	(47,358)
Total operating expenses	(4,275,884)	(2,550,220)	(2,233,816)

Operating income		4,068,574	3,485,608

Other income (expenses):
Interest expenses, net	(402,671)	(473,088)	(417,648)
Rental income, net	195,347	98,716	116,193
Other income, net	872,519	219,530	512,412
Total other income (expenses), net	665,195	(154,842	210,957

Income before income taxes	1,411,960	3,913,732	3,696,565

Income tax provision	(193,246)	(437,771)	(301,916)

Net income	$1,218,714	3,475,961	$3,394,649

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues decreased by approximately $6.59 million, or 24.48%, to approximately $20.32 million for the year ended December 31, 2023 from approximately $26.91 million for the year ended December 31, 2022. The decrease in revenues was primarily driven by the drop of demand for our inverters and gasoline generators in Europe due to the excess orders made in prior year. The decrease was mainly from our domestic customers, who sell our products to international end users. For the year ended December 31, 2023, our sales to domestic customers increased by approximately $7.03 million, which represents 38.97% reduction compared to the previous fiscal year.

The following table presents our top 5 international markets by net revenues for the years ended December 31, 2023 and 2022.

	December 31, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$11,005,500	54.15%
Australia	1,558,935	7.67%
Poland	1,318,926	6.49%
U.K.	1,053,668	5.18%
Germany	1,016,250	5.00%

	December 31, 2022
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$18,033,220	67.02%
Poland	1,607,394	5.97%
Germany	1,217,732	4.53%
Canada	971,909	3.61%
U.K.	879,733	3.27%

Gross profit

Our gross profit decreased by approximately $1.60 million, or 24.12%, to approximately $5.02 million for the year ended December 31, 2023 from approximately $6.62 million for the year ended December 31, 2022. Gross profit margin was 24.71% for the year ended December 31, 2023, as compared to 24.60% for the year ended December 31, 2022. The decrease of gross profit was consistent with the decrease of revenues for fiscal 2023 as compared to fiscal 2022. The gross profit margin for the year ended December 31, 2023 was flat with the year ended December 31, 2022.

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $1.09 million, or 117.09% to approximately $2.02 million for the year ended December 31, 2023 as compared to approximately $0.93 million for the year ended December 31, 2022. The increase in G&A expenses was mainly due to increased expenses in accounting and legal related consulting services, which were previously deducted from the IPO proceeds.

General and administrative expenses as of December 31, 2023 and 2022 consisted of following:

	2023	2022
Employee compensation and benefits	$526,895	$312,479
Travel and communication expenses	49,451	34,267
Rent and utilities	83,079	58,466
Consulting fees	1,032,197	310,039
Insurance	13,386	13,165
Depreciation and amortization expenses	116,451	60,698
Sales tax	76,654	80,595
Entertainment	23,748	17,193
Office and miscellaneous	96,007	42,598
Total	$2,017,868	$929,500

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.24 million, or 33.66% to approximately $0.96 million for the year ended December 31, 2023 as compared to approximately $0.72 million for the year ended December 31, 2022. The increase in selling and marketing expenses was mainly due to the increase in entertainment expenses. After China lifted travel restrictions, the Company paid more visits to the existing and potential customers, and also received more business visitors from both domestic and international markets.

Selling and marketing expenses as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Employee compensation and benefits	$202,992	$141,600
Travel and promotion	125,213	36,768
Shipping and handling	191,671	181,556
Insurance	12,233	-
Consulting fee	24,725	6,917
Inspection and certification fees	141,729	196,732
Entertainment	182,221	140,292
Office and miscellaneous	81,695	16,255
Total	$962,479	$720,120

Research and development (“R&D”) expenses

Research and development expenses increased by approximately $0.24 million, or 26.25% to approximately $1.18 million for the year ended December 31, 2023 as compared to approximately $0.93 million for the year ended December 31, 2022. The increase of R&D expenses was mainly due to increased R&D activities on new products.

Research and development expenses as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Salaries	$525,782	$427,525
Contract services and supplies	554,892	409,149
Utility	2,680	2,025
Design cost	31,115	46,651
Depreciation	25,614	22,499
Other	36,859	24,419
Total	$1,176,943	$932,268

Interest expenses, net

Our interest expense (net) decreased by approximately $0.07 million, to approximately $0.40 million for the year ended December 31, 2023, from approximately $0.47 million for the year ended December 31, 2022.  The decrease of interest expense was mainly due to less bank borrowings in the fiscal 2023 as compared to the fiscal 2022.

Provision for income taxes

Our provision for income taxes was approximately $0.19 million for the year ended December 31, 2023, a decrease of approximately $0.24 million from approximately $0.44 million for the year ended December 31, 2022. The decrease of income taxes was in line with the decrease in revenues.

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

Cash Flow Summary

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash provided by (used in) operating activities	$6,729,734	$(4,151,135)	$4,689,518
Net cash (used in) investing activities	(1,378,110)	(4,896,167)	(290,798)
Net cash (used in) provided by financing activities	(6,437,393)	11,319,867	(3,395,530)
Effect of exchange rate changes on cash and cash equivalents	(103,044)	(380,011)	109,448
Net (decrease) increase in cash and cash equivalents	$(1,188,813)	$1,892,554	$1,112,638
Cash, cash equivalents and restricted cash, beginning of period	7,067,247	5,174,693	4,062,055
Cash, cash equivalents and restricted cash, end of period	5,878,434	7,067,247	5,174,693

Operating Activities:

Net cash provided by operating activities for the fiscal year ended December 31, 2023 was approximately $6.7 million, which was primarily attributable to a net profit of approximately $1.22 million, adjusted for non-cash items for approximately $1.04 million and adjustments for changes in working capital approximately $4.47 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $3.4 million – the decrease was in line with the decrease in sales;

(ii)	increase in inventory of approximately $1.09 million – to avoid supply issues, we stocked up certain raw materials in order to prepare the massive production of our new products;

(iii)	increase in advances to suppliers of approximately $1.25 million – we prepaid for raw material and equipment purchase for our new production line;

(iv)	increase in accounts payable of approximately $1.09 million – the increase was in line with the increase of inventory; and

(v)	the increase in other payables of approximately $2.36 million – the increase was mainly due to a portion of a potential foreign investment received, which was temporarily included in other payables.

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

Investing Activities:

Net cash used in investing activities was approximately $1.38 million for the year ended December 31, 2023. It was primarily attributable to: (1) acquisition of manufacturing equipment for production needs during the period; (2) addition of a fixed deposit, which is presented as other non-current assets on the Consolidated Balance Sheet; (3) repayment of the prepaid oversea land and warehouse investment; and (4) prepayment of a potential long-term warehouse investment.

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

Financing Activities:

Net cash used in financing activities was approximately $6.44 million for the year ended December 31, 2023. It was primarily attributable to (1) net repayment on short-term borrowings with an approximate amount of $6 million; (2) net repayment on long-term borrowings with an approximate amount of $2.35 million; and (3) net proceeds received from related parties with an approximate amount of $1.9 million.

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

As of December 31, 2023, and 2022, we had cash and cash equivalents of $5,878,434 and $7,067,247, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.

Substantially all our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

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

Credit Facility

We mainly finance our operations through short-term revolving loans and long-term loans provided by a syndicate of banks, as listed in Note 10 under our Consolidated Financial Statements. As of December 31, 2023, we had one outstanding short-term loan totaling RMB 500,000, or approximately $0.07 million. This borrowing has a term of one year and, as per our agreement with the bank, it can be renewed. As of December 31, 2023, we had 12 outstanding long-term loans provided by three banks, totaling RMB 14,888,312 in the aggregate, or approximately $2,096,974 million. These loans either have a fixed interest rate or a variable rate. We plan to repay outstanding principal and interest of each loan either by our working capital or the funds from the renewal of a loan from the same bank or loans from other banks.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed and intangible assets because of our business growth. Our capital expenditures amounted to approximately $0.70 million, $0.93 million and $0.29 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in Credit Facility section, as of December 31, 2023, 2022 and 2021.

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

As of December 31, 2023, 2022, and 2021, restricted cash was $1,062, $34,728, and $0, respectively. No cash is restricted to assure future credit availability.

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

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no other party is involved in transactions, the Company is a principal.

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

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2023, 2022 and 2021, that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors will be required to approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 0.2% for 2023, 3.7% for 2022, and 0.85% for 2021.

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

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,113,170 as of December 31, 2023.

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

Name	Age	Position(s)
Lingyi Kong	29	Chief Executive Officer, Chairman of the Board and Director
Lanling Gu	35	Chief Financial Officer
Wang-Ngai Mak*	57	Director Nominee
Jizhou Hou (1)(2)(3)*	48	Independent Director Nominee, Chair of Nominating Committee
Jing Chen (1)(2)(3)*	58	Independent Director Nominee, Chair of Audit Committee
Tsang Sheung (1)(2)(3)*	64	Independent Director Nominee, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

*	The individual shall be appointed and consents to be in such position upon Company’s listing on the Nasdaq Capital Market.

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

Jizhou Hou, Independent Director and Chair of Nominating Committee

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

Jing Chen, Independent Director and Chair of Audit Committee

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

Tsang Sheung, Independent Director and Chair of Compensation Committee

Mr. Tsang Sheung has served as a director of Fuji (China) Industrial Technology Co., Ltd. in Hong Kong and as the General Manager of Shenzhen Zhongzhi Investment Co., Ltd. since 2009. He started his career at Bank of China (Hong Kong) Limited as a journalist after obtaining his bachelor’s degree in law from Jinan University in Guangzhou. Thereafter, he served successively as the director of the human resources, the director and then vice president of the president’s office, and the assistant to the president of the management division. Having served as an integral part of the restructuring and merger of Bank of China (Hong Kong) Group, Mr. Sheung has extensive experience in financial services, human resources, and corporate communications.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023 and 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Lingyi Kong,	2023	$29,303	-	-	-	-	-	-	$29,303
CEO	2022	$29,303	-	-	-	-	-	-	$29,303
Lanling Gu,	2023	$17,238	-	-	-	-	-	-	$17,238
CFO	2022	$17,238	-	-	-	-	-	-	$17,238

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

Compensation Recovery Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Jizhou Hou, Jing Chen and Tsang Sheung satisfy the “independence” requirements under Nasdaq Rule 5605.

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

Audit Committee. Our audit committee consists of Jizhou Hou, Jing Chen and Tsang Sheung. Jing Chen is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jizhou Hou, Jing Chen and Tsang Sheung. Tsang Sheung is the chair of our compensation committee. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Jizhou Hou, Jing Chen and Tsang Sheung. Jizhou Hou is the chair of our nominating committee. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

The following table provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

As of December 31, 2023, we have a total of 290 employees in the following departments:

As of December 31, 2023
Administration	40
Research and Development	50
Manufacture	179
Business Operations	21
Total	290

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

Our company is authorized to issue 450,000,000 Class A ordinary shares of $0.0001 par value per share and 50,000,000 Class B ordinary shares of $0.0001 par value per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 11,450,000 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding as of the date hereof.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Lingyi Kong, Chief Executive Officer and Chairman[1]	6,000,000	52.40%	1,000,000	100%	26,000,000	83.87%
Lanling Gu, Chief Financial Officer
Wang-Ngai Mak, Director[2]	2,000,000	17.47%	-	0%	1,400,000	4.52%
Jing Chen, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
Tsang Sheung, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Jizhou Hou, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (6 persons)	8,000,000	69.87%	1,000,000	100%	28,000,000	89.03%

5% Beneficial Owners:
Erayak International Limited[1]	6,000,000	52.40%	1,000,000	100%	26,000,000	83.87%
CEC Science and Innovation Co., Ltd.[2]	1,400,000	12.22%	-	0%	1,400,000	4.45%

(1)	Through Erayak International Limited. Lingyi Kong is the controlling person of Erayak International Limited and has sole voting and dispositive power over shares beneficially owned by Erayak International limited.

(2)	Represents 1,400,000 Class A ordinary shares directly held by CEC Science and Innovation Co., Ltd., a company incorporated under the laws of England and Wales, and 600,000 Class A ordinary shares held by GRAND MERCHANT INCORPORATION LIMITED, a company incorporated under the law of Hong Kong SAR. CEC Science and Innovation Co., Ltd. and GRAND MERCHANT INCORPORATION LIMITED are beneficially owned and controlled by Wang-Ngai Mak.

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

2) Related party transactions

The Company leases offices and factory buildings from Ailefu. The nature of the lease is disclosed in Note 8 - Lease.

There were no transactions between the Company and Xiangze, the Company and Weidi, the Company and Fushishenye, and the Company and Xiaobai during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, 2022 and 2021, the Company had no outstanding balances from these entities.

Shengling Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023, 2022 and 2021, Shengling Xiang provided working capital of $2,217, $46,623 and $27,177, respectively. As of December 31, 2023, 2022 and 2021, the Company had outstanding balance from this individual of $0, $46,623 and $0, respectively.

Lingyi Kong periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023, 2022 and 2021, Lingyi Kong provided working capital of $16,559,369, $22,696,628, and $14,344,678, respectively. As of December 31, 2023, 2022 and 2021, the Company had outstanding payable due to Lingyi Kong with an amount of $1,877,489, $344,528, and $158,198, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Lingyi Kong. For the years ended December 31, 2023, 2022 and 2021, there were notes receivables endorsed by Lingyi Kong with recourse to the Company’s suppliers to settle accounts payable in the amount of $6,797,772, $2,844,019, and $5,043,783 respectively.

Chuanlong Lin periodically provides working capitals to support the Company’s operations when needed. During fiscal years 2023, 2022 and 2021, Chuanlong Lin provided working capital of $0, $0 and $11,130, respectively. As of December 31, 2023, 2022 and 2021, the Company had no outstanding balance from this individual.

Chunhua Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023, 2022 and 2021, Chunhua Xiang provided working capital of $9,886, $780,131, and $928,439, respectively. As of December 31, 2023, 2022 and 2021, the Company had no outstanding balance from this individual.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2023, 2022 and 2021:

Accounts	Name of related parties	2023	2022	2021
Due to related party	Lingyi Kong	1,877,489	344,528	158,198
	Shengling Xiang	-	46,623	-
	Wenzhou Ailefu Technology Co. Ltd.	405,640	-	-
Net due to related parties		$2,283,129	$391,151	$158,198

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2023, 2022  and 2021:

Accounts	Name of related parties	2022	2021
Due to related party	Lingyi Kong	(182,528)	(158,198)
	Shengling Xiang	(46,623)	-
Net due to related parties		$(229,151)	$(158,198)

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

In order for us to pay dividends to our shareholders, we may rely on payments made from Ruike, Zhejiang Leiya to Erayak WFOE, and the distribution of such payments to Erayak HK as dividends from Erayak WFOE. Certain payments from Ruike, Zhejiang Leiya to Erayak WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Ruike, Zhejiang Leiya or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

10.E. Taxation

Erayak Power Solution Group Inc. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Erayak HK is subject to Hong Kong law. Erayak WFOE, Ruike, Zhejiang Leiya and Wenzhou New Focus are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares.

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Gaopeng & Partners, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Gaopeng & Partners, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the Annual Report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2023 and 2022.

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

As of December 31, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fortune CPA (“Fortune”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. TPS Thayer, LLC (“TPS”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TPS’s fee for the fiscal year ended December 31, 2022 was $180,000.

Fortune CPA’s fee for the fiscal year ended December 31, 2023 was $160,000.

Audit-Related Fees

There was no audit-related service fees incurred from TPS or Fortune, for the fiscal years ended December 31, 2023, 2022 or 2021.

Tax Fees

There was no tax service fees incurred from TPS for the fiscal years ended December 31, 2022, and there was no tax service fees incurred from Fortune for the fiscal years ended December 31, 2023.

All Other Fees

There was no other service fees incurred from Fortune in fiscal year ended December 31, 2023. There was no other service fees incurred from TPS in fiscal year ended December 31, 2022 and 2021.

Audit Committee Pre-Approval Policies

TPS’s engagement and Fortune’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by TPS and Fortune have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2023.

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

As a company incorporated in the Cayman Islands that is listed on The Nasdaq Capital Market, the Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d), the Company elected to be exempt from Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

In 2023, relying on the home country exemption, the Company did not hold an annual shareholder meeting.

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

ITEM 16K. CYBERSECURITY

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.1 to the Form F-1/A filed on July 29, 2022 and incorporated by reference herein
2.1	Form of Underwriter’s Warrants, filed as Exhibit 4.2 to the Form F-1/A filed on September 13, 2022 and incorporated by reference herein
2.2	Description of Securities, filed herewith
4.1	Employment Agreement between Zhejiang Leiya and Lingyi Kong, filed as exhibit 10.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.2	Employment Agreement between Zhejiang Leiya and Lanling Gu, filed as exhibit 10.2 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.3	Employment Agreement between Erayak and Wang-Ngai Mak, filed as exhibit 10.3 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.4	Employment Agreement between Erayak and Jizhou Hou, filed as exhibit 10.4 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.5	Employment Agreement between Erayak and Jing Chen, filed as exhibit 10.5 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.6	Employment Agreement between Erayak and Tsang Sheung, filed as exhibit 10.1 to the Form 6-K filed on December 1, 2023 and incorporated by reference herein
4.7	Promissory Note between Lingyi Kong and Erayak Power Solution Group Inc., filed as exhibit 10.7 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.8	Promissory Note among Lingyi Kong, Erayak Power Solution Group Inc. and Wenzhou New Focus Technology & Electronic Co., Ltd., filed as exhibit 10.8 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.9	Form of Loan Agreement between Longwan Rural Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.9 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.10	Form of Loan Agreement between China Minsheng Bank Corp. and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.10 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.11	Form of Loan Agreement between Zhejiang Chouzhou Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.11 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.12	Form or Purchase Agreement, filed as exhibit 10.12 to the Form F-1/A filed on February 28, 2022 and incorporated by reference herein
4.13	Factory Lease Agreement between Wenzhou Ailefu Furniture Tech Limited Company and Zhejiang Leiya, filed as exhibit 10.14 to the Form F-1/A filed on July 29, 2022 and incorporated by reference herein
8.1	List of Subsidiaries, filed herewith
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to the Form 20-F filed on May 15, 2023 and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Compensation Recovery Policy, filed herewith
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERAYAK POWER SOLUTION GROUP INC.

By:	/s/ Lingyi Kong
Name:	Lingyi Kong
Title:	Director and Chief Executive Officer

Date: April 16, 2024

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

May 12, 2023

PCAOB ID #: 6706

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Erayak Power Solution Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Erayak Power Solution Group Inc. (“the Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We determined that there are no critical audit matters.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2023.

Orange, CA

April 16, 2024

PCAOB # 6901

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$5,877,372	$7,032,519
Restricted cash	1,062	34,728
Accounts receivable, net	6,253,189	9,961,343
Inventories	7,056,459	6,227,456
Advances to suppliers	2,747,551	4,716,491
Loan receivable	-	168,184
Other receivables	162,557	95,007
Total current assets	22,098,190	28,235,728
Property, plant and equipment, net	1,924,975	1,662,155
Intangible assets, net	31,853	8,814
Right-of-use assets	7,338,505	7,665,013
Deferred tax assets	32,534	33,490
Other non-current assets	3,859,209	-
TOTAL ASSETS	$35,285,266	$37,605,200
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$70,424	$6,227,165
Accounts payable	5,689,101	4,729,174
Accrued expenses and other current liabilities	3,519,598	790,608
Advances from customers	357,383	711,013
Due to related parties	2,283,129	391,151
Long-term loans – current portion	225,383	4,349,591
Tax payable	1,066,569	844,925
Total current liabilities:	13,211,587	18,043,626
Non-current liabilities:
Long-term loans	1,871,591	217,523
TOTAL LIABILITIES	15,083,178	18,261,149

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 450,000,000 shares authorized; 11,000,000 shares issued and outstanding as of December 31, 2023 and 2022	1,100	1,100
Class B shares, 50,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2023 and 2022	100	100
Additional paid-in capital	10,645,122	10,645,122
Statutory reserve	1,113,170	916,912
Retained earnings	9,187,215	8,164,759
Accumulated other comprehensive (loss) income	(744,619)	(383,942)
Total Shareholders’ equity	20,202,087	19,344,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,285,266	$37,605,200

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2023	2022	2021
Sales	$20,322,498	$26,909,025	$18,628,886
Cost of sales	(15,299,849)	(20,290,231)	(12,909,462)
Gross profit	5,022,649	6,618,794	5,719,424

Operating expenses:
General and administrative	(2,017,868)	(929,500)	(690,619)
Selling and marketing	(962,479)	(720,120)	(506,305)
Research and development	(1,176,943)	(932,268)	(986,885)
Bad debt expense	(36,972)	-	(2,649)
Inventory reserve (provision) / reversal	(81,622)	31,668	(47,358)
Total operating expenses	(4,275,884)	(2,550,220)	(2,233,816)

Operating income	746,766	4,068,574	3,485,608

Other income (expenses):
Interest expenses, net	(402,671)	(473,088)	(417,648)
Rental income, net	195,347	98,716	116,193
Other income, net	872,519	219,530	512,412
Total other income (expenses), net	665,195	(154,842)	210,957

Income before income taxes	1,411,960	3,913,732	3,696,565

Income tax provision	(193,246)	(437,771)	(301,916)

Net income	$1,218,714	3,475,961	$3,394,649

Other comprehensive income:
Foreign currency translation adjustment	(360,677)	(611,144)	122,397

Total comprehensive income	$858,037	2,864,817	$3,517,046
Earnings per share attributable to common shareholders:
Shares	12,000,000	12,000,000	9,000,000
Earnings per share	$0.10	0.38	$2.40
Weighted average number of shares outstanding
Basic and Diluted	12,000,000	9,147,945	1,413,918

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the fiscal year ended December 31, 2023:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2022	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

Foreign currency translation loss								(360,677)	(360,677)
Net income							1,218,714		1,218,714
Statutory reserve						196,258	(196,258)		-
Balance at December 31, 2023	11,000,000	1,100	1,000,000	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

For the fiscal year ended December 31, 2022:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2021	8,000,000	800	1,000,000	100	1,060,510	568,418	5,037,292	227,202	6,894,322

Share issuance	3,000,000	300			9,584,612				9,584,912
Foreign currency translation loss								(611,144)	(611,144)
Net income							3,475,961		3,475,961
Statutory reserve						348,494	(348,494)
Balance at December 31, 2022	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

For the fiscal year ended December 31, 2021:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2020	10,000	1	-	-	1,060,510	222,081	1,988,980	104,805	3,376,377

Share issuance	8,000,000	800	990,000	99					899
Share conversion	(10,000)	(1)	10,000	1
Foreign currency translation loss								122,397	122,397
Net income							3,394,649		3,394,649
Statutory reserve						346,337	(346,337)	-	-
Balance at December 31, 2021	8,000,000	800	1,000,000	100	1,060,510	568,418	5,037,292	227,202	6,894,322

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(UNAUDITED, IN U.S. DOLLARS)

	2023	2022	2021
Cash Flows from Operating Activities:
Net income	$1,218,714	$3,475,961	$3,394,649
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	388,002	269,817	215,121
Deferred tax assets		-	(30,633)
Accounts receivable provision	36,972	-	2,649
Inventory reserve (reversal)/provision	81,621	(31,668)	47,358
Deferred expenses		-	-
Imputed interest expenses	17,755	27,121	70,195
Right of use lease assets amortization	514,691	523,774	546,362
Changes in operating assets and liabilities:
Accounts receivable	3,395,976	(8,549,354)	3,380,552
Inventories	(1,091,117)	(2,656,056)	(2,200,180)
Advances to suppliers	(1,250,467)	1,227,244	(1,109,383)
Prepaid expenses	(25,000)	469,085	(489,315)
Other receivables	(79,876)	(41,239)	127,332
Loan receivable	163,821	(172,388)	-
Accounts payable	1,085,320	661,080	803,611
Accrued expenses and other current liabilities	2,361,121	164,303	356,061
Advances from customers	(334,225)	215,483	(276,454)
Tax payable	246,425	265,702	(195,033)
Net cash provided (used in) by operating activities	6,729,734	(4,151,135)	4,642,892

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(684,210)	(694,813)	(244,017)
Purchases of intangible assets	(25,689)	-	(155)
Fixed deposit	(3,869,565)
Advance for potential long-term warehouse lease	(1,000,000)
Advance for potential land purchase	4,201,354	(4,201,354)	-
Net cash used in investing activities	(1,378,110)	(4,896,167)	(244,172)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	4,236,750	8,381,681	4,284,208
Repayments on short-term borrowings	(10,231,750)	(7,450,134)	(4,182,881)
Proceeds from related parties	16,968,314	24,015,431	15,311,425
Repayments to related parties	(15,064,679)	(23,930,302)	(16,172,950)
Proceeds from IPO	-	10,080,231	-
Proceeds (repayment) of notes payable	-	-	(7,285,918)
Proceeds from long-term loan	6,729,469	1,235,004	4,650,586
Repayments on long-term loan	(9,075,497)	(1,012,044)	-
Net cash (used in) provided by financing activities	(6,437,393)	11,319,867	(3,395,530)

Effect of exchange rate changes on cash	(103,044)	(381,011)	109,448

Net (decrease) increase in cash and cash equivalents	(1,188,813)	1,892,554	1,003,190
Cash and cash equivalents at the beginning of year	7,067,247	5,174,693	4,062,055
Cash and cash equivalents at the end of year	5,878,434	7,067,247	5,174,693

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	5,877,372	7,032,519	5,174,693
Restricted cash	1,062	34,728	-
Cash and cash equivalents at the end of year	$5,878,434	$7,067,247	$5,174,693

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$123,608	$99,690
Cash paid for interest	$410,922	$831,755	$365,752
Supplemental disclosures of non-cash information:
Deferred IPO cost netted against IPO proceeds in equity	$-	$495,319	$-

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each. There are currently 11,000,000 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares, of which 6,000,000 Class A and 1,000,000 Class B Ordinary Shares are owned by Erayak International Limited, 1,400,000 Class A Ordinary Shares are owned by CEC Science and Innovation Co., Ltd., and 600,000 Class A Ordinary Shares are owned by Grand Merchant Incorporation Limited.

Erayak Group is a holding company and is currently not actively engaging in any business. Erayak Group’s registered agent is Harneys Fiduciary (Cayman) Limited, and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Erayak Power Solution Group Inc. (“Erayak Group”)	Cayman Islands	June 14, 2019	Parent
Erayak Power Solution Limited (“Erayak BVI’)	British Virgin Island	June 17, 2019	100% by the Parent
Erayak Power Solution Hong Kong Limited (“Erayak HK”)	Hong Kong	June 26, 2019	100% by Erayak BVI
Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)	Wenzhou, China	December 5, 2023	100% by Erayak HK
Wenzhou Wenjie Technology Limited (“Wenjie”)	Wenzhou, China	December 11, 2019	100% by Erayak HK
Zhejiang Leiya Electronics Limited (“Leiya”)	Wenzhou, China	March 5, 2009	100% by Wenjie
Wenzhou New Focus Limited (“New Focus”)	Wenzhou, China	November 21, 2012	100% by Leiya

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

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $3,900,000 as of December 31, 2023. Erayak HK did not have any operations as of December 31, 2023.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly-foreign owned enterprise organized under the laws of the PRC. The paid in capital was $5,010,035 as of December 31, 2023. Ruike did not have any operations as of December 31, 2023.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly-foreign owned enterprise organized under the laws of the PRC. The paid in capital was $3,000,000 as of December 31, 2023. Wenjie did not have any operations as of December 31, 2023.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 6,900,000 as of December 31, 2023.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 5,000,000 as of December 31, 2023.

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

The relevant exchange rates are listed below:

	For the Years Ended December 31
	2023	2022	2021

Period Ended RMB: USD exchange rate	7.0999	6.8972	6.3726
Period Average RMB: USD exchange rate	7.0809	6.7290	6.4508

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

As of December 31, 2023 and 2022, restricted cash was $1,062 and $34,728, respectively.

Accounts Receivable, net

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

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. As of December 31, 2023, 2022 and 2021, the Company had no write-offs for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers, which are applied against accounts receivable when products are sold.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10 years
Machinery and equipment	3-10 years
Transportation vehicles	4 years
Office furniture and equipment	5-10 years
Electronic equipment	2-5 years

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

There was no impairment charge recognized for long-lived assets for the periods ended December 31, 2023, 2022 and 2021.

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of December 31, 2023, 2022 and 2021.

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

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no other party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products, and since no warranty, discount or return policy are documented in the sales agreements, the Company concluded that they have been immaterial.

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

Rental income

Rental income is from subleasing part of the leased assets under operating leases, and it is recognized in the statements of comprehensive income on a straight-line basis over the term of the lease.

Government Grant

Government grants are the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $1,061,274, $194,001 and $169,827 for the years ended December 31, 2023, 2022 and 2021, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $191,671, $181,556 and $78,281 for the years ended December 31, 2023, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $78,305, $8,513 and $5,873 for the years ended December 31, 2023, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

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

To the extent applicable, the Company records interest and penalties as other expense. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

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

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended December 31, 2023, 2022 and 2021.

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

As of December 31, 2023 and 2022, we had cash and cash equivalents of $5,878,434 and $7,067,247, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.   We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

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

Reclassification of Prior Period Presentation

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Accounts receivable	$6,292,469	$9,963,821
Less: allowance for doubtful accounts	(39,280)	(2,478)
Accounts receivable, net	$6,253,189	$9,961,343

The average accounts receivable turnover period was approximately 145 days and 79 days for the years ended December 31, 2023 and 2022, respectively.

Changes of allowance for doubtful accounts for the years ended December 31, 2023 and 2022 were as follow:

	2023	2022
Beginning balance	$(2,478)	$(2,682)
Provision adjustment for accounts receivable	(36,972)	-
Exchange difference	170	204
Ending balance	$(39,280)	$(2,478)

NOTE 4 – INVENTORIES

Inventories as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Raw materials	$5,687,671	$4,298,235
Work in process	916,997	642,235
Finished goods	546,208	1,300,383
Inventory valuation allowance	(94,417)	(13,397)
Total	$7,056,459	$6,227,456

The inventory valuation allowance recognized for the year ended December 31, 2023 was $81,621, and the inventory valuation allowance reversed for the year ended December 31, 2022 was $31,668. There were no write-offs for the years ended December 31, 2023, 2022 and 2021.

NOTE 5 – ADVANCES TO SUPPLIERS AND OTHER

Advances to suppliers and other as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Advance to suppliers	$1,747,551	$515,137
Advance payment for potential factory lease	1,000,000	4,201,354
Total	2,747,551	4,716,491

As of December 31, 2023, there was an advance payment in the amount of $1,000,000, which was related to a potential long-term lease of customized factory for the purpose of expanding business in the energy storage industry.

As of December 31, 2022, there was $4,201,354 included in advances to suppliers, which was relating to potential oversea land purchase for the purpose of expanding business in North America. The advance was paid to a third-party company, who signed an agreement with the Company to seek the suitable land on the Company’s behalf. If the third-party company fails to locate the land that meet the Company’s requirements within 180 days of the signed date of the agreement, the agreement terminates, and the third-party company will return the $4.2 million advance received from the Company. As of December 31, 2023, the full amount related to the potential land purchase was returned to the Company.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Machinery and equipment	$2,133,142	$1,769,482
Transportation vehicles	423,812	237,255
Electronic devices	126,342	89,614
Office furniture and equipment	60,196	48,728
Construction in progress	21,619	-
Building	500,353	501,023
Total property plant and equipment, at cost	3,265,464	2,646,102
Less: accumulated depreciation	(1,340,489)	(983,947)
Property, plant and equipment, net	$1,924,975	$1,662,155

As of December 31, 2023 and 2022, the Company had no impaired or pledged property and equipment.

Additions to property and equipment for the years ended December 31, 2023 and 2022 were $696,772 and $926,117, respectively. There were no disposals during these periods.

Depreciation expenses were $385,666, $268,346 and $215,121 for the years ended December 31, 2023, 2022 and 2021, respectively.

The depreciation expenses included in cost of sales during the years ended December 31, 2023, 2022 and 2021were $243,284, $184,542 and $121,455, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Intangible assets
Cost	$12,761	$13,136
Accumulated amortization	(4,199)	(2,851)
Additions, at cost	25,620	-
Amortization current period	(2,329)	(1,471)
Intangible assets, net	$31,853	$8,814

The intangible assets represent the ERAYAK trademark and the Company’s purchase of patents related to new technologies to produce inverters.

There were no disposals for the years ended December 31, 2023, 2022 and 2021.

During the years of December 31, 2023 and 2022, the Company had no impaired or pledged intangibles.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2025	$3,838	$28,015
2026	3,838	24,177
2027	3,838	20,339
2028	3,838	16,501
2029	3,838	12,663

NOTE 8 – LEASES

The Company has two related party leases for the land and building where it operates:

Lease #1: A 20-year lease with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loan, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all of the interest expense on the bank loan. The related bank loan is disclosed in Note 11 – Long-term Loans. Rental income from the sublease is disclosed in Note 17 – Rental Income, Net. Relation between the Company and Ailefu is disclosed in Note 20 – Related Party Transactions.

Lease #2: A two-year lease with option to renew. The Company pays the full rent at the beginning of the lease, and the related transaction is disclosed in Note 20 – Related Party Transactions.

The ending balances of right of use assets were $7,338,505 and $7,665,013 as of December 31, 2023 and 2022, respectively.

NOTE 9 – OTHER NON-CURRENT ASSETS

As of December 31, 2023, other non-current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $3,859,209, in Minsheng Bank, from June 9, 2023, to June 9, 2026. The annual interest rate on the deposit is 3.2%, and early withdrawal before the expiry date is not allowed.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following as of December 31, 2023 and 2022:

	As of Dececmber 31
	2023	2022
Short-term borrowings from financial institutions	$70,424	$4,777,301
Government loan	-	1,449,864
Total	$70,424	$6,227,165

Short-term borrowings from financial institutions consisted of the following on December 31, 2023:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank	500,000	70,424	2023.07.10	2024.07.10	4.00%

Short-term borrowings from financial institutions consisted of the following on December 31, 2022:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Longwan Rural Commercial Bank		1,200,000	173,984	2022.06.15	2023.06.14	9.60%
Longwan Rural Commercial Bank		1,750,000	253,725	2022.06.15	2023.06.14	9.60%
Minsheng Bank		10,000,000	1,449,864	2022.08.02	2023.02.02	4.10%
Minsheng Bank		10,000,000	1,449,864	2022.08.09	2023.08.09	4.10%
Minsheng Bank		10,000,000	1,449,864	2022.08.16	2023.08.15	4.10%
Total	RMB	32,950,000	$4,777,301

The Company’s short-term bank borrowings are guaranteed by the Company’s major shareholders, their immediate family members, and related companies. For the years ended December 31, 2023, 2022 and 2021, interest expenses on short-term borrowings from financial institutions amounted to $165,247, $192,198 and $139,764, respectively.

For the years ended December 31, 2023, 2022 and 2021, the imputed interest expense recorded by the Company on the government loan was $77,732, $54,614 and $59,657, respectively.

NOTE 11 – LONG-TERM LOANS

As of December 31, 2023, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		309,740	$43,626	2023.01.17	2025.01.23	7.92%
WeBank Shenzhen		152,381	21,462	2023.04.27	2025.04.23	6.6528%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		190,476	26,828	2023.09.05	2025.08.23	7.2198%
WeBank Shenzhen		500,000	70,424	2023.09.12	2025.09.23	7.2198%
WeBank Shenzhen		200,000	28,169	2023.09.27	2025.09.23	7.5636%
Longwan Rural Commercial Bank		1,200,000	169,016	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	246,482	2023.06.05	2026.05.30	6.6%
Minsheng Bank		9,500,000	1,338,047	2023.07.11	2026.07.03	4%
Subtotal		14,888,312	2,096,974
Current portion of long-term loans		(1,600,200)	(225,383)
Total	RMB	13,288,112	$1,871,591

As of December 31, 2022, the long-term loan consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		500,000	72,493	2022.10.06	2024.09.23	7.27%
WeBank Shenzhen		400,120	58,012	2022.10.23	2024.10.23	6.55%
WeBank Shenzhen		600,180	87,018	2022.12.30	2024.12.23	7.13%
Minsheng Bank		30,000,000	4,349,591	2021.04.12	2023.04.08	4.70%
Subtotal		31,500,300	4,567,114
Current portion of long-term loans		(30,000,000)	(4,349,591)
Total	RMB	1,500,300	$217,523

As of December 31, 2023 and 2022, the long-term loans from Minsheng Bank were secured by the leased property from Ailefu, which is disclosed in Note 8 - Leases.

For the years ended December 31, 2023, 2022 and 2021, interest expenses on long-term loans amounted to $245,897, $212,451 and $153,611, respectively.

NOTE 12 – SALES

Disaggregated sales by types as of December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Inverters	$11,893,338	$14,065,166	$15,356,847
Chargers	544,680	582,040	1,400,506
Gasoline generators	6,575,406	11,790,582	1,542,670
Power bank	804,268	-	-
Other products	504,806	471,237	328,863
Total	$20,322,498	$26,909,025	$18,628,886

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of December 31, 2023, 2022 and 2021 consisted of following:

	2023	2022	2021
Employee compensation and benefits	$526,895	312,479	$323,325
Travel and communication expenses	49,451	34,267	33,068
Rent and utilities	83,079	58,466	70,178
Consulting fees	1,032,197	310,039	53,169
Insurance	13,386	13,165	16,699
Depreciation and amortization expenses	116,451	60,698	55,042
Sales tax	76,654	80,595	82,052
Entertainment	23,748	17,193	5,193
Office and miscellaneous	96,007	42,598	51,893
Total	$2,017,868	929,500	$690,619

NOTE 14 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Employee compensation and benefits	$202,992	$141,600	$99,797
Travel and promotion	125,213	36,768	45,083
Shipping and handling	191,671	181,556	78,281
Insurance	12,233	-	2,813
Consulting fee	24,725	6,917	6,203
Inspection and certification fees	141,729	196,732	77,352
Entertainment	182,221	140,292	166,295
Office and miscellaneous	81,695	16,255	30,481
Total	$962,479	$720,120	$506,305

NOTE 15 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Salaries	$525,782	$427,525	$347,434
Contract services and supplies	554,892	409,149	541,055
Utility	2,680	2,025	1,777
Design cost	31,115	46,651	-
Depreciation	25,614	22,499	39,365
Other	36,859	24,419	57,254
Total	$1,176,943	$932,268	$986,885

NOTE 16 – INTEREST EXPENSES, NET

Interest expenses as of December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Interest expense	$490,780	$499,746	$451,689
Interest income	(88,109)	(26,658)	(34,041)
Total interest expense, net	$402,671	$473,088	$417,648

NOTE 17 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income as of December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
Rental income	$411,962	388,058	$416,692
Rental expense	(216,615)	(289,342)	(300,499)
Total rental income, net	$195,347	98,716	$116,193

NOTE 18 – OTHER INCOME, NET

The following table shows the detail of net other income (expenses) for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Government grant	$1,061,274	$194,001	$169,827
Inspection and certification reimbursement	-	-	328,589
Sampling reimbursement	21,624	-	26,462
Exchange gains	5,834	31,749	3,686
Bank charges	(1,324)	(11,397)	(11,906)
Donation	(4,237)	-	-
Miscellaneous income	5,099	10,762	10,019
Miscellaneous expenses	(215,751)	(5,585)	(14,265)
Total other income, net	$872,519	219,530	$512,412

NOTE 19 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (11.99% of total revenues) during the fiscal year ended December 31, 2023, and as of the year-end date, amount due from this customer included in accounts receivable was $28,301, representing 0.45% of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 25.19%, 20.59%, 11.73% and 10.28%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2023.

The Company sold a substantial portion of products to two customers (14.67% and 10.82% of total revenues) during fiscal year ended December 31, 2022. As of December 31, 2022, amount due from these customers included in accounts receivable were $2,178,000 and $636,639, representing 21.86% and 6.39%, respectively, of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 18.08%, 15.85%, 11.58% and 10.24%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2022.

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

For the years ended December 31, 2023, 2022 and 2021, there was no significant concentration in suppliers for the Company’s raw material purchase.

The Company has numerous suppliers that could be substituted should any of the current suppliers become unavailable or non-competitive.

NOTE 20 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Weidi Technology Co. Ltd. (“Weidi”)	An entity 100% owned by Chuanlong Lin’s wife
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal representative
Ruian Xiaobai New Energy Automobile Rental Co. Ltd. (“Xiaobai”)	An entity 30% owned by Shengling Xiang
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party transactions

The Company leases offices and factory buildings from Ailefu. The nature of the lease is disclosed in Note 8 - Lease.

There were no transactions between the Company and Xiangze, the Company and Weidi, the Company and Xiaobai, the Company and Chuanlong Lin during the years ended December 31, 2023 and 2022. As of December 31, 2023 and 2022, the Company had no outstanding balances from these entities.

Shengling Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023 and 2022, Shengling Xiang provided working capital of $2,217 and $46,623, respectively. As of December 31, 2023 and 2022, the Company had no outstanding balance from this individual.

Lingyi Kong periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023 and 2022, Lingyi Kong provided working capital of $16,559,369 and $22,696,628, respectively. As of December 31, 2023 and 2022, the Company had outstanding payable due to Lingyi Kong with an amount of $1,877,489 and $344,528, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Lingyi Kong. For the years ended December 31, 2023 and 2022, there were notes receivables endorsed by Lingyi Kong with recourse to the Company’s suppliers to settle accounts payable in the amount of $6,797,772 and $2,844,019, respectively.

Chunhua Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2023 and 2022, Chunhua Xiang provided working capital of $9,886 and $780,131, respectively. As of December 31, 2023 and 2022, the Company had no outstanding balance from this individual.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2023 and 2022:

Accounts	Name of related parties	2023	2022
Due to related party	Lingyi Kong	1,877,489	344,528
	Wenzhou Ailefu Technology Co. Ltd.	405,640	46,623
Net due to related parties		$2,283,129	$391,151

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

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiary. The reserved amount as determined pursuant to PRC statutory laws totaled $1,113,170 and $916,912 as of December 31, 2023 and 2022, respectively.

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

Zhejiang Leiya Electronics Limited and Wenzhou New Focus Limited are the Company’s main operating subsidiaries in PRC. Zhejiang Leiya Electronics is a high technology company and has applicable EIT rate of 15%. Wenzhou New Focus Limited has applicable EIT rate of 5%. As of December 31, 2023, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2022 and 2021, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended December 31, 2023, 2022 and 2021 as follows:

	2023	2022	2021
Income before taxes excluded the amounts of loss incurring entities	$2,246,230	$3,887,240	$3,786,691
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$312,965	$583,086	568,005
Tax effect of R&D expenses deduction	(148,687)	(139,840)	(148,033)
Tax effect of accumulated loss	(4,425)	(18,166)	(23,132)
Tax effect of non-deductible expenses	33,393	12,692	11,424
Tax refund from prior years	-	-	(106,348)
Income tax expenses	$193,246	$437,771	$301,916

Income taxes for the years ended December 31, 2023, 2022 and 2021 are attributed to the Company’s continuing operations in China and consisted of:

	2023	2022	2021
Current income tax	$193,246	$437,771	$332,549
Deferred income tax	-	-	(30,633)
Total income tax expense	$193,246	$437,771	$301,916

The deferred tax assets consisted of the following as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
Deferred tax assets:
Opening balance	$(33,490)	$(36,247)	$(5,116)
Accumulated loss	-	-	(23,132)
Bad debt	-	-	(397)
Obsolete inventory	-	-	(7,104)
Effect of exchange rate	956	2,757	(498)
Total	$(32,534)	$(33,490)	$(36,247)

There was no valuation allowance for the deferred tax assets as of December 31, 2023 and 2022. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences as of December 31, 2023 and 2022.

NOTE 23 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2023 and 2022, the Company had two lease agreements, which has been disclosed under right of use lease assets in Note 8 – Leases. As of December 31, 2023 and 2022, the Company had no material purchase commitments.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of December 31, 2023 and 2022, Company had no pending legal proceedings outstanding.

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

The following tables present revenue for five major markets for the years ended December 31, 2023, 2022 and 2021, respectively.

	December 31, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$11,005,500	54.15%
Australia	1,558,935	7.67%
Poland	1,318,926	6.49%
U.K.	1,053,668	5.18%
Germany	1,016,250	5.00%

	December 31, 2022
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$18,033,220	67.02%
Poland	1,607,394	5.97%
Germany	1,217,732	4.53%
Canada	971,909	3.61%
U.K.	879,733	3.27%

	December 31, 2021
Top Five International Markets:	Sales Amount (In USD)	As % of Sales
China	$10,638,503	57.11%
France	1,202,988	6.46%
Poland	1,129,165	6.06%
Mexico	1,071,869	5.75%
U.K.	790,326	4.24%

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

As the PRC government announced optimization of COVID-19 rules in November 2022, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. The financial impact of COVID-19 outbreak on the Company’s financial condition and results of operations is declining. However, during the fiscal year ended December 31, 2023, the COVID-19 pandemic continued to spread in China and other parts of the world, and for the full fiscal year of 2024, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations.

NOTE 26 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April XX, 2024. No other matters were identified affecting the accompanying financial statements or related disclosures.

NOTE 27 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash	2,364	6,417,339
Due from subsidiaries	1,569,000	-
Advances to suppliers and other	5,000,000	4,201,354
Non-current assets
Investment in subsidiaries	$13,813,334	$8,887,459
Total assets	$20,384,698	$19,506,152
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$182,611	$162,101

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A shares, 450,000,000 shares authorized; 11,000,000 shares issued and outstanding as of December 31, 2023 and 2022	1,100	1,100
Class B shares, 50,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2023 and 2022	100	100
Additional paid-in capital	10,645,122	10,645,122
Retained earnings	10,300,385	9,081,671
Accumulated other comprehensive (loss) gain	(744,619)	(383,942)
Total shareholders’ equity	20,202,087	19,344,051
Total liabilities and shareholders’ equity	$20,384,698	$19,506,152

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021
EQUITY IN EARNINGS OF SUBSIDIARIES	$1,218,714	$3,475,961	$3,394,649
NET INCOME	1,218,714	3,475,961	3,394,649
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(360,677)	(611,144)	122,397
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$858,037	$2,864,817	$3,517,046

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,218,714	$3,475,961	$3,394,649
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries	(1,218,714)	(3,475,961)	(3,394,649)
Changes in operating assets and liabilities:
Due from subsidiaries	(1,569,000)	-	-
Other current liabilities	20,510	(1,000)
Net cash used in operating activities	(1,716,329)	(150)	-

CASH FLOW FROM INVESTING ACTIVITIES
Advance for potential land purchase	201,354	(4,201,354)	-
Advance for potential warehouse investment	(1,000,000)
Long-term investment	(3,900,000)
Net cash used in investing activities	(4,698,646)	(4,201,354)	-

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from IPO	-	10,080,231	-
Net cash provided in financing activities	-	10,080,231	-
EFFECT OF FOREIGN EXCHANGE	-	538,612
CHANGES IN CASH AND RESTRICTED CASH	(6,414,975)	6,417,339	-
CASH AND RESTRICTED CASH, beginning of year	6,417,339	-	-
CASH AND RESTRICTED CASH, end of year	$2,364	$6,417,339	-