Form 20-F
period 2024-12-31
Erayak Power Solution Group Inc.
filed 2025-04-23
CIK 1825875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,032,942 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024.

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

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Period Ended USD:RMB exchange rate	7.2993	7.0999	6.8972
Period Average USD:RMB exchange rate	7.1957	7.0809	6.7290

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

Corporate Structure:

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

Implications of Holding Foreign Company Accountable Act

U.S. laws and regulations, including the HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed the SOP with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

TPS Thayer, our former independent registered public accounting firm for the year ended December 31, 2022, and Fortune CPA, our current independent registered public accounting firms for the years ended December 31, 2023 and 2024, are registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TPS Thayer and Fortune CPA’s compliance with applicable professional standards. TPS Thayer is headquartered in Sugar Land, Texas and Fortune CPA is headquartered in Orange, California. As of the date of this Annual Report, neither TPS Thayer nor Fortune CPA is included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 32 of this Annual Report.

PRC Regulatory Permissions

Our subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license and agency bookkeeping license. The business license is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Erayak BVI and Erayak HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this Annual Report. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we or our subsidiaries inadvertently conclude that such permissions and approvals relating to the operations of our business are not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the applicable laws, regulations, interpretations and regulatory environment, we or our subsidiaries could be subject to liabilities, monetary penalties and even operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On December 28, 2021, the Cybersecurity Review Measures (2021 version) was promulgated and took effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users seeks to list on a foreign stock exchange should also be subject to cybersecurity review by the CAC. The Cybersecurity Review Measures (2021 version), among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if the CAC concerns or it potentially poses risks to national security. Our PRC counsel, Gaopeng & Partners, is of the view that the Company is not subject to the cybersecurity review by the CAC for the resale of securities of the Company, since (1) the Company is listed on Nasdaq and does not “seek to list on any other foreign stock exchange”; (2) the Company does not hold personal information of more than one million users in its business operations through its subsidiaries or variable interest entity; and (3) data processed in the Company’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As a result, the Company is not subject to a cybersecurity review under the Cybersecurity Review Measures (2021 version). However, there can be no assurance that the PRC authorities may take a view that is not contrary to or otherwise different from the opinion stated above and the changing applicable laws, regulations or interpretations may require us to do so in the future. See “Risk Factors — Risks Related to Doing Business in China.”

In addition, on November 14, 2021, the CAC published the Draft Measures for Network Data Security, which provides that data processors shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; and (iii) other data processing activities that affect or may affect national security. We are not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

Accordingly, any future failure to obtain prior approval of the CSRC, CAC, or any other Chinese authorities for the listing and trading of our Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business. If we or our subsidiaries inadvertently conclude that such approval or permission is not required, fail to obtain and maintain such approval or permission required, we or our subsidiaries may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek CSRC, CAC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operations in China, delays in or restrictions on the repatriation of the proceeds from our future offshore offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, prospects, the trading price of our Ordinary Shares, and the ability to offer the securities being registered to foreign investors.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this Annual Report, we will not be required to submit an application to the CSRC for its approval of this registration statement and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

On December 28, 2021, the Cybersecurity Review Measures (2021 version) was promulgated and took effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users seeks to list on a foreign stock exchange should also be subject to cybersecurity review by the CAC. The Cybersecurity Review Measures (2021 version), among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if the CAC concerns or it potentially poses risks to national security. Our PRC counsel, Gaopeng & Partners, is of the view that the Company is not subject to the cybersecurity review by the CAC for the resale of securities of the Company, since (1) the Company is listed on Nasdaq and does not “seek to list on any other foreign stock exchange”; (2) the Company does not hold personal information of more than one million users in its business operations through its subsidiaries or variable interest entity; and (3) data processed in the Company’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As a result, the Company is not subject to a cybersecurity review under the Cybersecurity Review Measures (2021 version). However, there can be no assurance that the PRC authorities may take a view that is not contrary to or otherwise different from the opinion stated above and the changing applicable laws, regulations or interpretations may require us to do so in the future.

In addition, on November 14, 2021, the CAC published the Draft Measures for Network Data Security, which provides that data processors shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; and (iii) other data processing activities that affect or may affect national security. We are not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

On February 17, 2023, the CSRC announced the Circular and released a set of new regulations which consists of the Trial Measures and five supporting guidelines. On the same date, the CSRC also released the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures or engaging in fraudulent filing behavior, may result in legal liabilities borne by the Company, including warning and business rectification, a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million). In cases of serious violations, the relevant responsible person may also be barred from entering the securities market. The Trial Measures increase the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

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

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will not be required to file with the CSRC within three business days after the resale in connection with this registration statement. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 16  of this Annual Report.

As of the date of this Annual Report, according to our PRC counsel, Gaopeng & Partners, other than the aforementioned CSRC Filings that were initiated by us and are under review of the CSRC, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our future offshore offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our future offshore offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us,” “Risk Factors — Risks Related to Doing Business in China — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China,” and “Risk Factors — Risks Related to Doing Business in China — We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers” on pages 21 and 32, respectively, of this Annual Report.

Although we have not received any denial to continue to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. For more detailed information, see “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC may be required in connection with our future offshore offering, and, if required, we cannot predict whether we will be able to obtain such approval” and “Risk Factors — Risks Related to Doing Business in China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 18 of this Annual Report.

As of the date of this Annual Report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Date of grant	Validity
Business License	Wenzhou Wenjie Information Technology Co. Ltd.	Wenzhou Market Supervision and Administration Bureau	December 11, 2019	Until December 10, 2069
Business License	Zhejiang Leiya Electronics Co. Ltd.	Wenzhou Market Supervision and Administration Bureau	April 27, 2009	Long-term without an expiration date
Certificate of customs declaration unit registration	Zhejiang Leiya Electronics Co. Ltd.	Wenzhou Customs of PRC	September 19, 2014	Long-term without an expiration date

Business License	Wenzhou New Focus Technology & Electronic Co., Ltd.	Wenzhou Market Supervision and Administration Bureau	August 12, 2020	Long-term without an expiration date
Certificate of customs declaration unit registration	Wenzhou New Focus Technology & Electronic Co., Ltd.	Wenzhou Customs of PRC	September 7, 2018	Long-term without an expiration date
Business License	Ruike Electronics (Wenzhou) Co., Ltd.	Wenzhou Market Supervision and Administration Bureau	December 5, 2023	Long-term without an expiration date

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including our future offshore offering. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this registration statement from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for our future offshore offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our future offshore offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our future offshore offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our future offshore offering, we may be unable to obtain such approval or a waiver of such approval requirements, if and when procedures are established to obtain such approval or a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Summary of Risk Factors

Investing in our securities involves a high degree of risk. This summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 16 of this Annual Report.

Risks Related to Doing Business in China

●	The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors — Risks Related to Doing Business in China— The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 16 of this Annual Report).

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers (see “Risk Factors — Risks Related to Doing Business in China— We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 18 of this Annual Report).

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably (see “Risk Factors — Risks Related to Doing Business in China— If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably” on page 20 of this Annual Report).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations (see “Risk Factors — Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 20 of this Annual Report).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors — Risks Related to Doing Business in China— Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 21 of this Annual Report).

●	The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors (see “Risk Factors — Risks Related to Doing Business in China— The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 21 of this Annual Report).

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see “Risk Factors — Risks Related to Doing Business in China— To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 22 of this Annual Report).

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably (see “Risk Factors — Risks Related to Doing Business in China— PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably” on page 23 of this Annual Report).

●	Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations (see “Risk Factors — Risks Related to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 23 of this Annual Report).

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC (see “Risk Factors — Risks Related to Doing Business in China— There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC” on page 24 of this Annual Report).

●	We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business (see “Risk Factors — Risks Related to Doing Business in China— We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business” on page 24 of this Annual Report).

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares (see “Risk Factors — Risks Related to Doing Business in China— Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares” on page 25 of this Annual Report).

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors — Risks Related to Doing Business in China— The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China” on page 27 of this Annual Report).

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors — Risks Related to Doing Business in China— PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 27 of this Annual Report).

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors — Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 28 of this Annual Report).

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities (see “Risk Factors — Risks Related to Doing Business in China— There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 29 of this Annual Report).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries (see “Risk Factors — Risks Related to Doing Business in China— PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries” on page 29 of this Annual Report).

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation (see “Risk Factors — Risks Related to Doing Business in China— If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation” on page 31 of this Annual Report).

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering (see “Risk Factors — Risks Related to Doing Business in China— The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 32 of this Annual Report).

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction (see “Risk Factors — Risks Related to Doing Business in China— Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 33 of this Annual Report).

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us (see “Risk Factors — Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 34 of this Annual Report).

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (see “Risk Factors — Risks Related to Doing Business in China— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 34 of this Annual Report).

●	Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations (see “Risk Factors — Risks Related to Doing Business in China— Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations” on page 35 of this Annual Report).

Risks Related to Our Business and Industry

●	We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares (see “Risk Factors — Risks Related to Our Business and Industry— We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 36 of this Annual Report).

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business (see “Risk Factors — Risks Related to Our Business and Industry— Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” on page 37 of this Annual Report).

●	The considerable uncertainty in Chinese economic growth could hurt demand of our products (see “Risk Factors — Risks Related to Our Business and Industry— The considerable uncertainty in Chinese economic growth could hurt demand of our products” on page 38 of this Annual Report).

●	Tariffs could materially have a negative impact on the demand for our products (see “Risk Factors — Risks Related to Our Business and Industry— Tariffs could materially have a negative impact on the demand for our products” on page 38 of this Annual Report).

●	We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors (see “Risk Factors — Risks Related to Our Business and Industry— We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors” on page 40 of this Annual Report).

●	Competition within the generator industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on generator prices (see “Risk Factors — Risks Related to Our Business and Industry— Competition within the generator industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on generator prices” on page 40 of this Annual Report).

●	We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues (see “Risk Factors — Risks Related to Our Business and Industry— We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues” on page 40 of this Annual Report).

●	The loss of any of our key customers could reduce our revenues and our profitability (see “Risk Factors — Risks Related to Our Business and Industry— The loss of any of our key customers could reduce our revenues and our profitability” on page 41 of this Annual Report).

●	The loss of any of our key vendors could have a materially adverse effect on our results of operations (see “Risk Factors — Risks Related to Our Business and Industry— The loss of any of our key vendors could have a materially adverse effect on our results of operations” on page 41 of this Annual Report).

●	We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all (see “Risk Factors — Risks Related to Our Business and Industry— We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all” on page 42 of this Annual Report).

●	We have a high debt to asset ratio, which may put us at high risk of default on our loans (see “Risk Factors — Risks Related to Our Business and Industry— We have a high debt to asset ratio, which may put us at high risk of default on our loans” on page 43 of this Annual Report).

●	If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs (see “Risk Factors — Risks Related to Our Business and Industry— If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs” on page 49 of this Annual Report).

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws (see “Risk Factors — Risks Related to Our Business and Industry— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws” on page 50 of this Annual Report).

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business (see “Risk Factors — Risks Related to Our Business and Industry— We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business” on page 51 of this Annual Report).

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition (see “Risk Factors — Risks Related to Our Business and Industry— A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition” on page 51 of this Annual Report).

Risks Related to our Ordinary Shares

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with Erayak International Limited, which holds in aggregate 40.61% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval (see “Risk Factors — Risks Related to Our Business and Industry— The dual class structure of our ordinary shares has the effect of concentrating voting control with Erayak International Limited, which holds in aggregate 40.61% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval” on page 53 of this Annual Report).

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors (see “Risk Factors — Risks Related to Our Business and Industry— We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors” on page 54 of this Annual Report).

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects (see “Risk Factors — Risks Related to Our Business and Industry— We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects” on page 55 of this Annual Report).

●	The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price (see “Risk Factors — Risks Related to Our Business and Industry— The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 57 of this Annual Report).

●	There may not be an active, liquid trading market for our Class A ordinary shares (see “Risk Factors — Risks Related to Our Business and Industry— There may not be an active, liquid trading market for our Class A ordinary shares” on page 58 of this Annual Report).

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

Consolidated Statements of Operations Information

	As of December 31, 2024					As of December 31, 2023					As of December 31, 2022
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Assets
Current assets
cash	118,057	1,206,753	1,324,809		1,324,809	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247
A/R, net	-	12,037,136	12,037,136		12,037,136	-	6,253,189	6,253,189	-	6,253,189	-	9,961,343	9,961,343	-	9,961,343
Inventories	-	8,836,815	8,836,815		8,836,815	-	7,056,459	7,056,459	-	7,056,459	-	6,227,456	6,227,456	-	6,227,456
Prepaids and other current assets	4,950,000	8,627,245	13,577,245	-4,000,000	9,577,245	5,000,000	1,910,108	6,910,108	(4,000,000)	2,910,108	4,201,354	779,328	4,980,682	(1,000)	4,979,682
Due from related parties											-	-	-	-	-
Due from subsidiaries	9,819,000	-	9,819,000	-	-	1,569,000	-	1,569,000	(1,569,000)	-	-	-	-	-	-
Due from parent	-	-	-	-9819000	-	-	21,510	21,510	(21,510)	-	-	-	-	-	-
Total current assets	14,887,057	32,022,281	46,909,337	-13,819,000	33,090,337	6,571,364	21,117,336	27,688,700	(5,590,510)	22,098,190	10,618,693	17,618,035	28,236,728	(1,000)	28,235,728
PPE, net	-	2,157,214	2,157,214		2,157,214	-	1,924,975	1,924,975	-	1,924,975	-	1,662,155	1,662,155	-	1,662,155
Intangibles, net	-	61,972	61,972		61,972	-	31,853	31,853	-	31,853	-	8,814	8,814	-	8,814
ROU, net	-	6,457,903	6,457,903		6,457,903	-	7,338,505	7,338,505	-	7,338,505	-	7,665,013	7,665,013	-	7,665,013
Deferred tax assets	-	100,994	100,994		100,994	-	32,534	32,534	-	32,534	-	33,490	33,490	-	33,490
Deffered expenses	-	-	-		-						-	-	-	-	-
Other non-current assets	-	3,753,785	3,753,785		3,753,785	-	3,859,209	3,859,209	-	3,859,209
Investment in subsidiaries	4,090,580	-	4,090,580	-4,090,580	-	4,090,573	-	4,090,573	(4,090,573)	-	29,472	-	29,472	(29,472)	-
Total assets	18,977,637	44,965,147	63,942,784	-17,909,580	46,033,203	10,661,938	34,304,412	44,966,350	(9,681,083)	35,285,266	10,648,165	26,987,507	37,635,672	(30,472)	37,605,200

Liabilities
Current liabilities
A/P	-	8,335,266	8,335,266		8,335,266	-	5,689,101	5,689,101	-	5,689,101	-	4,729,174	4,729,174	-	4,729,174
Accrued exp and other current liabilities	-	5,450,083	5,450,083	-4,000,000	1,450,083	-	7,876,981	7,876,981	(4,000,000)	3,876,981	1,000	1,501,620	1,502,620	(1,000)	1,501,620
Notes payable											-	-	-	-	-
S/T borrowings	-	1,055,828	1,055,828		1,055,828	-	70,424	70,424	-	70,424	-	6,227,165	6,227,165	-	6,227,165
Tax payables	-	1,021,394	1,021,394		1,021,394	-	1,066,569	1,066,569	-	1,066,569	-	844,925	844,925	-	844,925
Due to related parties	612,390	2,897,775	3,510,165		3,510,165	161,101	2,122,028	2,283,129	-	2,283,129		391,151	391,151		391,151
Due to subsidiaries	-	-	-		-	21,510	-	21,510	(21,510)	-	-	-	-	-	-
Due to parent	-	9,819,000	9,819,000	-9,819,000	-	-	1,569,000	1,569,000	(1,569,000)	-		-	-		-
L/T payable – current	-	161,529	161,529		161,529	-	225,383	225,383	-	225,383		4,349,591	4,349,591		4,349,591
Total current liabilities	612,390	28,740,875	29,353,265	-13,819,000	15,534,265	182,611	18,619,486	18,802,097	(5,590,510)	13,211,587	1,000	18,043,626	18,044,626	(1,000)	18,043,626
Lease liability						-	-	-	-	-	-	-	-	-	-
L/T payable	-	3,913,204	3,913,204		3,913,204	-	1,871,591	1,871,591	-	1,871,591	-	217,523	217,523	-	217,523
Total liabilities	612,390	32,654,079	33,266,469	-13,819,000	19,447,468	182,611	20,491,077	20,673,688	(5,590,510)	15,083,178	1,000	18,261,149	18,262,149	(1,000)	18,261,149

Shareholders’ equity
Ordinary shares, $0.0001 par, 500,000,000 shares authorized. As of Dec 31, 2024, 49,588,235 Class A shares issued and o/s; As of Dec 31, 2023 and 2022, 11,000,000 Class A shares issued and o/s. 1,000,000 Class B ordinary shares issued and o/s	5,059	4,090,580	4,093,380	(4,090,580)	5,059	1,200	4,090,573	4,091,773	(4,090,573)	1,200	1,200	29,472	30,672	(29,472)	1,200
Additional paid in capital	18,641,264	-	18,641,264		18,641,264	10,645,122	-	10,645,122	-	10,645,122	10,645,122	-	10,645,122	-	10,645,122
Statutory surplus reserve	-	1,123,204	1,123,204		1,123,204	-	1,113,170	1,113,170	-	1,113,170	-	916,912	916,912		916,912
R/E	(281,075)	8,342,280	8,061,204		8,061,204	(166,989)	9,354,204	9,187,215	-	9,187,215	850	8,163,909	8,164,759		8,164,759)
AOCI(loss)		(1,244,996)	(1,244,996)		(1,244,996)	(7)	(744,612)	(744,619)	-	(744,619)	(7)	(383,935)	(383,942)		(383,942)
Total shareholders’ equity	18,365,247	12,311,068	30,676,315	(4,090,580)	26,585,735	10,479,327	13,813,334	24,292,661	(4,090,573)	20,202,087	10,647,165	8,726,358	19,373,523	(29,472)	19,344,051
Total liabilities and shareholders’ equity	18,977,637	44,965,147	63,942,784	(17,909,580)	46,033,203	10,661,938	34,304,411	44,966,349	(9,681,083)	35,285,266	10,648,165	26,987,507	37,635,672	(30,472)	37,605,200

	For the year ended December 31, 2024					For the year ended December 31, 2023					For the year ended December 31, 2022
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Cash flows from operating activities
Net income	(114,086)	(1,001,890)	(1,115,977)	-	(1,115,977)	(167,839)	1,386,552	1,218,714	-	1,218,714	850	3,475,111	3,475,961	-	3,475,961
Adj for items not affecting cash
Depreciation and amortization	-	431,921	431,921	-	431,921	-	388,002	388,002	-	388,002	-	269,817	269,817	-	269,817
Deferred tax assets	-	(70,346)	(70,346)	-	(70,346)						-	-	-	-	-)
Bad debt expense	-	224,534	224,534	-	224,534	-	36,972	36,972	-	36,972	-	-	-	-	-
Inventory impairment provision	-	295,907	295,907	-	295,907	-	81,621	81,621	-	81,621)	-	(31,668)	(31,668)	-	(31,668
Deferred expenses	-	-	-	-	-						-	-	-	-	-)
Imputed interest expenses	-	-	-	-	-	-	17,755	17,755	-	17,755	-	27,121	27,121	-	27,121
Right of use lease asset	-	689,922	689,922	-	689,922	-	514,691	514,691	-	514,691	-	523,774	523,774	-	523,774
Changes in operation assets and liabilities:
Accounts receivable	-	(6,261,153)	(6,261,153)	-	(6,261,153)	-	3,395,976	3,395,976	-	3,395,976)	-	(8,549,354)	(8,549,354)	-	(8,549,354)
Inventories	-	(2,297,437)	(2,297,437)	-	(2,297,437)	-	(1,091,117)	(1,091,117)	-	(1,091,117)	-	(2,656,056)	(2,656,056)	-	(2,656,056)
Advances to suppliers	-	(6,947,539)	(6,947,539)		(6,947,539)	-	(1,250,467)	(1,250,467)	-	(1,250,467)	-	1,227,244	1,227,244	-	1,227,244)
Prepaid expenses and Other receivables	(21,510)	1,949	(19,561)	-	(19,561)	-	(126,386)	(126,386)	-	(126,386)	-	428,846	428,846	(1,000)	427,846)
Loan receivable	-	-	-	-	-	-	163,821	163,821	-	163,821)		(172,388)	(172,388)	-	(172,388
Accounts payable	-	2,644,525	2,644,525	-	2,644,525	-	1,085,320	1,085,320	-	1,085,320	-	661,080	661,080	-	661,080)
Accrued expenses and other current liabilities	-	(2,498,165)	(2,498,165)	-	(2,498,165)	-	6,382,631	6,382,631	(4,021,510)	2,361,121	(1,000)	164,303	163,303	1,000	164,303
Advances from customers	-	284,372	284,372	-	284,372	-	(334,225)	(334,225)	-	(334,225)	-	215,483	215,483	-	215,483)
Tax payable	-	(16,269)	(16,269)	-	(16,269)	-	246,425	246,425	-	246,425	-	265,702	265,702	-	265,702)
	-	-	-	-	-
Net cash provided by (used in) operating	(85,596)	(15,791,043)	(15,876,639)	-	(15,876,639)	(167,839)	10,897,572	10,729,733	(4,000,000)	6,729,733)	(150)	(4,150,985)	(4,151,135)	-	(4,151,135

Cash flows from investing activities
Purchases of property, plant and equipment	-	(517,813)	(517,813)	-	(517,813)	-	(684,210)	(684,210)	-	(684,210)	-	(694,813)	(694,813)	-	(694,813)
Purchases of intangible assets	-	(37,082)	(37,082)	-	(37,082)	-	(25,689)	(25,689)	-	(25,689)	-	-	-	-	-)
Fixed deposit						-	(3,869,565)	(3,869,565)	-	(3,869,565)
Long-term investment	-	(416,916)	(416,916)		(416,916)	(3,900,000)	(8,010,035)	(11,910,035)	11,910,035	-
Advance payment of potential LT warehouse lease	-	-	-	-	-	(1,000,000)	-	(1,000,000)	-	(1,000,000)
Advance payment of potential oversea land purchase	-	-	-	-	-	201,354	-	201,354	4,000,000	4,201,354)	(4,201,354)	-	(4,201,354)	-	(4,201,354
Net cash provided by (used in) investing	-	(971,811)	(971,811)	-	(971,811)	(4,698,646)	(12,589,499)	(17,288,145)	15,910,035	(1,378,110)	(4,201,354)	(694,813)	(4,896,167)	-	(4,896,167)
	-	-	-	-	-
Cash flows from financing activities	-	-	-	-	-
Proceeds from short-term borrowings	-	1,310,576	1,310,576	-	1,310,576	-	4,653,363	4,653,363	-	4,653,363	-	8,381,681	8,381,681	-	8,381,681
Repayments on short-term borrowings	-	(309,032)	(309,032)	-	(309,032)	-	(10,231,750)	(10,231,750)	-	(10,231,750)	-	(7,450,134)	(7,450,134)	-	(7,450,134)
Proceeds from related parties	2,081,165	9,644,699	11,725,864	-	11,725,864	-	16,968,314	16,968,314	-	16,968,314	-	24,015,431	24,015,431	-	24,015,431
Repayments to related parties	(1,629,876)	(8,780,767)	(10,410,643)	-	(10,410,643)	-	(15,064,679)	(15,064,679)	-	(15,064,679)	-	(23,930,302)	(23,930,302)		(23,930,302)
Proceeds from parent	-	8,250,000	8,250,000	(8,250,000)	-	-	1,570,000	1,570,000	(1,547,490)	22,510
Payments to parent	-	-	-	-	-	-	(21,510)	(21,510)	21,510	-
Proceeds from subsidiaries	-	-	-	-	-	21,510	-	21,510	(21,510)	-
Payments to subsidiaries	(8,250,000)	-	(8,250,000)	8,250,000	-	(1,570,000)	-	(1,570,000)	1,547,490	(22,510)
Proceeds from long-term loans	-	3,846,742	3,846,742	-	3,846,742	-	6,312,856	6,312,856	-	6,312,856	-	1,235,004	1,235,004	-	1,235,004
Repayments on long-term loans	-	(1,782,400)	(1,782,400)	-	(1,782,400)	-	(9,075,497)	(9,075,497)	-	(9,075,497)	-	(1,012,044)	(1,012,044)	-	(1,012,044
Proceeds from share issuance	-	-	-	-	-	-	-	-	-	-	10,080,231	-	10,080,231	-	10,080,231
APIC received	8,000,000	-	8,000,000		8,000,000	-	11,910,035	11,910,035	(11,910,035)	-	-	-	-	-	-
Net cash provided by (used in) financing	201,289	12,179,818	12,381,107	-	12,381,107	(1,548,490)	7,021,132	5,472,642	(11,910,035)	(6,437,393)	10,080,231	1,239,636	11,319,867	-	11,319,867)
Effect of foreign exchange	-	(86,282)	(86,282)	-	(86,282)	-	(103,044)	(103,044)	-	(103,044)	538,612	(918,623)	(380,011)	-	(380,011
Net increase (decrease) in cash	115,693	(4,583,036)	(4,467,343)	-	(4,467,343)	(6,414,975)	5,329,205	(1,085,770)	-	(1,085,770)	6,417,339	(4,524,785)	1,892,554	-	1,892,554
Cash, beginning	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247	-	5,174,693	5,174,693	-	5,174,693
Cash, end	118,057	1,206,752	1,324,809	-	1,324,809	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247

Cash paid during the period for:						-	410,922	410,922	-	410,922
Interest											-	831,755	831,755	-	831,755
Income taxes						-	-	-	-	-	-	123,608	123,608	-	123,608

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(500,376) and $(360,677) as of December 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2023 were translated at RMB7.2993 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended December 31, 2024 and 2023 were RMB7.1957 and RMB7.0809 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2024 and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditor, Fortune CPA, is based in Orange, California, and therefore is not affected by this mandate by the PCAOB.

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

Our former auditor (TPS Thayer) and our current auditor (Fortune CPA), the independent registered public accounting firms, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TPS Thayer and Fortune CPA’s compliance with applicable professional standards. TPS Thayer is headquartered in Sugar Land, Texas and Fortune CPA is headquartered in Orange, California. As of the date of this Annual Report, Neither TPS Thayer nor Fortune CPA is included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

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

Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations.

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

Recently, there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Our business is subject to risks associated with international trade policies, particularly those between the United States and China. Tensions between the two countries have led to trade restrictions, sanctions, and tariffs that could materially affect our supply chain, costs, and market access.

Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods.

These broad trade measures significantly escalate tensions in global trade and supply chains, raising concerns about higher costs for businesses and consumers and potential retaliatory actions from affected countries. These tariffs could increase our costs of materials and components, disrupt our supply chain, and reduce demand from U.S. customers, negatively impacting our business, financial condition, and results of operations.

As a PRC-based power solution products provider, we manufacture and supply a wide range of inverters and generators. If our products become subject to higher U.S. tariffs, this could:

●	Increase our costs of exporting to the U.S. market;

●	Reduce demand from U.S. customers due to higher prices;

●	Force us to absorb additional costs, negatively impacting our profit margins; and

●	Disrupt our supply chain.

Moreover, the U.S. and other countries have imposed or proposed additional restrictions on technology exports and investments related to battery technology, energy storage, and electric vehicles. Further regulatory actions, trade barriers, or sanctions could limit our access to key markets, technologies, or raw materials, further affecting our growth and financial performance.

We continue to monitor evolving trade policies and explore alternative strategies, such as diversifying our customer base and adjusting our supply chain to mitigate potential risks. However, given the uncertainty of future trade relations, we cannot assure that further geopolitical developments, tariffs, or regulatory changes will not adversely affect our business, financial condition, or results of operations.

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

We sold a substantial portion of products to one customer (21.50% of total revenues) during the fiscal year ended December 31, 2024. As of December 31, 2024, the amount due from this customer included in accounts receivable were $2,109,572, representing 17.16% of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for 14.51% of total accounts receivable for the fiscal year ended December 31, 2024. During the fiscal year ended December 31, 2023, we sold a substantial portion of products to one customer (11.99% of total revenues), and as of the year-end date, amount due from this customer included in accounts receivable was $28,301, representing 0.45% of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 25.19%, 20.59%, 11.73% and 10.28%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2023. Our top two customers accounted for 25.49% of revenues for the fiscal year ended December 31, 2022, and the amount due from these customers included in accounts receivable was $2,814,639, representing 28.25% of total accounts receivable. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top five customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top five customers    experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our ordinary shares.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had one, one and two such major customers for the fiscal years ended December 31, 2024, 2023, and 2022   , respectively. As most of our revenues are driven by customers’ orders for power solution products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. In the event that we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could harm our business, financial condition, and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had no such major suppliers for the fiscal years ended December 31, 2024, 2023, and 2022.      We purchase raw materials on the market at prevailing market prices. We believe that currently we can locate replacement vendors readily on the market for prevailing prices and not have significant difficulty replacing a given vendor. However, there is no guarantee that we would not develop significant reliance on certain vendors in the future. Any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, a slower supply chain, and ultimately less desirable results of operations.

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

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of December 31, 2024, we have 360 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

For the year ended December 31, 2024, our CEO and CFO received $34,743 and $21,680  respectively as compensation. If, in the future, we need to compensate our CEO and CFO at a competitive market rate, our operating results and available cash flow would be negatively impacted accordingly.

We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our liquidity relies significantly on short-term borrowings. As of December 31, 2024, we had three outstanding short-term loans provided by two banks totaling RMB7,706,808, or approximately $1.06 million, and as of December 31, 2023, we had one outstanding short-term loan totaling RMB500,000, or approximately $0.07 million.

The Company also has bank acceptance notes outstanding with the banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. As of December 31, 2024 and 2023, restricted cash was $792,204   and $1,062, respectively. No cash is restricted to assure future credit availability.

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

Further, if we increase our level of indebtedness, in the future, it could:

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

As of December 31, 2024, we had $19,447,468 in total liabilities and $46,033,203    in total assets. We have a high debt to asset ratio and a deficit in working capital, which may put us at high risk of default on our loans under certain circumstances, such as interest rates rising suddenly causing us unable to make our payments to the banks. If we default on our loans, we will be subject to penalties pursuant to our agreements with the banks and our business and financial condition will be materially adversely affected. In that event, our stockholders would likely experience a loss of most of or all of their investment.

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

We rely on a combination of patent, trademark, and domain name laws and non-disclosure agreements, and other methods to protect our intellectual property rights. Our Chinese subsidiaries and our Chairman, together, own 61 patents and 12 trademarks. All 61 patents and 12 trademarks  have been registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been registered with the United States Patent and Trademark Office (“USPTO”) and the Intellectual Property Office of the United Kingdom, effective in Great Britain and Northern Ireland.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated, or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 61 design patents have only 10 years of protection. Once these patents expire, our products may lose some market share if our competitors copy them. Then, our business revenue might suffer some loss as well.

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

We had allowance for doubtful accounts in the amount of $259,555 and $39,280 as of December 31, 2024 and 2023, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 110 days and 145 days for the fiscal periods ended December 31, 2024 and 2023, respectively.    Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We recorded a bad debt write-off of $0    during the fiscal years ended December 31, 2024 and 2023.

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

Risks Related to our Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with Erayak International Limited, which holds in aggregate 40.61% of the voting power of our capital g, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this Annual Report, the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares, of which 450,000,000 shares are Class A ordinary shares and 50,000,000 shares are Class B ordinary shares, par value US$0.0001 per share. As of the date of this Annual Report, there are currently 44,032,942 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The currently Class B Ordinary Shares outstanding are beneficially owned by our Chief Executive Officer, Mr. Lingyi Kong through Erayak International Limited, representing 40.61% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. As of the date of this Annual Report, Mr. Kong holds 40.61% of the aggregate voting power. Because of the twenty-to-one voting ratio between our Class B and Class A ordinary shares, Mr. Kong will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B ordinary shares represent at least 51% of the voting power of all outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B ordinary shares in the future, the twenty-to-one voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A ordinary shares.

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

We generated revenue mostly from four types of products: (1) inverters constituted approximately 46%, 59% and 52% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; (2) chargers, which generated approximately 1.82%, 2.68% and 2.16% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; (3) gasoline generators generated approximately 32.94%, 32.36% and 43.82% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; (4) power bank generated approximately 16.39%, 3.96% and 0% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

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

Recent Developments

Initial Public Offering

On December 19, 2022, the Company completed its initial public offering. In the initial public offering, the Company issued 3,000,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on December 14, 2022 on the Nasdaq Capital Market under the ticker symbol “RAYA.”

Change of Independent Public Accountant

On October 12, 2023, the Company notified its independent registered public accounting firm, TPS Thayer, its decision to dismiss TPS Thayer as the Company’s auditor. On the same day, the Audit Committee and the Board of Directors of the Company appointed Fortune CPA Inc as its new independent registered public accounting firm to audit the Company’s financial statements.

Change of Director

On November 30, 2023, Ms. Peiling Cheng tendered her resignation as independent director of the Conpany, effective November 30, 2023. On November 30, 2023, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Tsang Sheung was appointed as independent director and chair of compensation committee of the Company, effective November 30, 2023.

Regulatory Compliance

On November 15, 2023, the Company received a letter from the Nasdaq Listing Qualifications, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until May 13, 2024, to regain compliance with the minimum bid price requirement. On May 14, 2023, the Company received a written notice from Nasdaq granting the Company an additional 180 calendar day period, or until November 11, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On November 4, 2024, the Company received a letter from Nasdaq confirming that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. For ten consecutive business days, beginning from October 21, 2024 to November 1, 2024, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater, and therefore the Company has regained compliance with the minimum bid price requirement.

Our Products

Erayak specializes in the design, manufacturing, and global distribution of power solution products. Our core portfolio covers five strategic categories: Generators, DC-to-AC Inverters, Hybrid Inverter and Energy Storage Systems, Portable Power Stations, and Smart Battery Chargers. These product lines support a wide range of applications including residential backup, outdoor power, mobile energy, and solar integration systems.

Our major products include the following types:

Gasoline Generators

Gasoline generators remain our flagship product line, reflecting the core strength and market leadership of the company. Our gasoline generators, using gasoline as fuel, are smaller and lighter and are easy to use. They are widely used in household applications. Gasoline generators are divided into conventional generators and inverter generators, and dual-fuel & multi-fuel generators.

- Conventional Gasoline Generators: Output range from 1,000W to 10,000W, suitable for home backup, job sites, and emergency use.

- Inverter Generators: Compact, quiet, and clean power output (1,000W to 7,000W), optimized for sensitive electronics, camping, and RV applications.

- Dual Fuel & Multi-Fuel Generators: Designed to run on gasoline, LPG, and natural gas, offering energy security and operational flexibility.

DC to AC Inverters

Our inverters convert 12V DC power into 110V/230V AC, covering a range from 100W to 3,000W. Our inverter’s frequency conversion technology not only shows highly efficiency, but also automatically adjusts the output power while saving fuel, being environment friendly and noise-free. The unique frequency conversion technology is also the core of quality consistency, ensuring continuous long-term operation and better performance than regular generators of the same power.

- Car Inverters (100W–500W): Ideal for mobile devices and small appliances on the go.

- Portable/Home Inverters (600W–3000W): Power solution for outdoor tools, home use, and solar setups.

- Pure Sine Wave Models: Deliver stable output compatible with high-end or inductive equipment.

Hybrid Inverters & Energy Storage

As part of our strategic expansion into the energy storage sector, Erayak has developed a new product line of hybrid inverter systems. This is the latest generation of home energy storage solutions, equipped with the latest pure sine wave inverter technology, BMS management technology and high-performance lithium batteries. The system integrates the inverter, MPPT, intelligent charge and discharge system, and extendable lithium battery storage system. Through the intelligent management system automatic from the solar power, battery, or mains energy, users can set mains or solar power priority according to demand in order to achieve clean, efficient, stable, independent home power supply. In addition to home power supply, the energy storage system can be utilized for RVs, yachts, small solar power stations, and gardens. These systems are intended for solar + storage applications, off-grid home use, and light commercial backup.

Some key features: Voltage platforms of 48V / 72V; output range from 3,000W to10,000W; functions including MPPT solar charging, AC bypass, lithium battery compatibility, integrated display.

Portable Power Stations

Erayak’s DBS series portable power stations are lithium-powered, all-in-one AC/DC/USB units built for lightweight mobility. This series can recharge itself and charge up to six devices at the same time for outdoor needs. They are light-weighted and has large battery capacity and long battery life. Their Pure Sine Wave AC outlets deliver stable and safe power. They recharge quickly with AC adaptor at home or through the car outlet. They are also compatible with Erayak solar panel. They are ideal portable power kits for tent camping, overland journey and etc.

Some key features: Pure sine wave output with multi-port connectivity; recharge via wall AC, car outlet, or solar input; ideal for outdoor recreation, remote work, and emergencies.

Smart Battery Chargers

Erayak’s smart battery chargers are available in 6V and 12V configurations with adjustable output from 1A to 12A.The original charging technology, using a high-grade eight-stage charging cycle, can repair lower-voltage batteries. The products have intelligent multi-stage charging with voltage and temperature protection and reverse polarity and overcharge protection

Technology Strategy & Future Outlook

Erayak is evolving into a full-spectrum energy solutions provider. Our future roadmap includes: smart functions such as WiFi control, auto-start, on/off-grid switching; high-power hybrid systems including 3,000W and above for home and light commercial use; EV-related development including V2L/V2G compatibility and mobile energy systems; global integration including localized assembly and aftersales network for major regions.

Research and Development

We have 30 employees working in the R&D department as of the date of this Annual Report. From concept to finished product, we adopt a multi-step process to ensure that the final product presented to the public not only works optimally, but also endures the test of time.

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

The Company sold a substantial portion of products to one customers (21.50% of total revenues) during fiscal year ended December 31, 2024. As of December 31, 2024, amount due from this customer included in accounts receivable were $2,109,572, representing 17.16%, respectively, of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for 14.51% of total accounts receivable for the fiscal year ended December 31, 2024.

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

Our Suppliers

For the fiscal years ended December 31, 2024, 2023 and 2022, there was no significant concentration  in suppliers for the Company’s raw material purchase.

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

Intellectual Property

Patent

We currently have 61 Chinese patents  issued and are to expire at various times from June 2026 through April 2033. We have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technical information has been published and is in the public domain, we believe we can utilize such technical information without obtaining any patent license. We do not believe that we are violating the existing patent rights of any other party.

The following table briefly describes the Company’s issued Chinese patents, including their respective publication numbers, application filing date, issue date, expiration date, and title.

Patent Number	File Date	Issue Date	Expiration Date*	Title	Issue Country
202510013512.X	2025-01-06	4/8/25	4/7/35	A control method and system for emergency generator sets	China
202411760250.5	2024-12-03	3/7/25	3/6/35	A photovoltaic energy storage integrated machine	China
202411760248.8	2024-12-03	3/7/25	3/6/35	A photovoltaic energy storage integrated machine	China
202430513126.3	2024-08-14	3/21/25	3/20/35	Variable frequency generator (3500W)	China
202430412760.8	2024-07-03	2/21/25	2/20/35	Portable generator	China
2024303918147	2024-06-25	1/28/25	1/27/35	Voltage regulator (2000W)	China
2024303917854	2024-06-25	1/21/25	1/20/35	Vehicle-mounted inverter (150W)	China
2024303917888	2024-06-25	1/14/25	1/13/35	Energy storage inverter (6KW)	China
2024303917337	2024-06-25	1/17/25	1/16/35	Energy storage inverter (5KW with ATS function)	China
2024303917356	2024-06-25	1/14/25	1/13/35	Energy storage inverter (5KW)	China
202421043198.7	2024-05-14	12/31/24	12/30/34	A display screen system based on UPS	China
202430165526.X	2024-03-28	9/13/24	9/12/34	Power Converter Host (SICU)	China
202430165539.7	2024-03-28	9/13/24	9/12/34	Power converter external line remote control (SICU)	China
202430165539.7	2024-03-28	9/13/24	9/12/34	Inverter (DAU-150YB1)	China
202410289279.3	2024-03-14	1/24/25	1/23/35	A dual-fuel generator with an automatic oil-gas switching system	China
202420490677.7	2024-03-14	10/22/24	10/21/34	Dual-fuel automatic switching system and dual-fuel generator	China
202311266113.1	2023-09-27	3/15/24	3/14/34	A photovoltaic inverter chassis and a photovoltaic inverter	China
202311218891.3	2023-09-20	4/5/24	4/4/34	An outdoor inverter	China
202330421621.7	2023-07-06	12/19/23	12/18/33	Power terminal (PW)	China
202330421623.6	2023-07-06	12/19/23	12/18/33	Inverter (PIC-2000N)	China
202330421624.0	2023-07-06	1/23/24	1/22/34	Inverter (PW）	China
202321058183.3	2023-05-06	4/23/24	4/22/34	Solar charging and energy storage power supply	China
202321058165.5	2023-05-06	2/27/24	2/26/34	Battery pack inverter	China
202222041238.1	2022-08-04	2/14/23	2/13/33	Battery charging system	China
202230393396.6	2022-06-24	12/30/22	12/29/32	Mobile Energy Storage Power Supply (BDS-A)	China
202130717007.6	2021-11-02	4/8/22	4/7/32	Mobile Energy Storage Power Supply (BDS-A)	China

Patent Number	File Date	Issue Date	Expiration Date*	Title	Issue Country
202130664806.1	2021-10-11	6/7/22	6/6/32	Cigarette lighter	China
202130543441.7	2021-08-20	1/18/22	1/17/32	Inverter (8089Y	China
202311266113.1	2019-12-05	12/27/24	12/26/34	A wireless two-way interconnection and mutual control control system	China
201610606712.7	2016-07-29	9/28/28	9/27/38	Self-cooling multi-functional vehicle inverter	China
2021301396990	2021-03-16	8/10/21	8/9/31	A power converter (DAU-C0)	China
2020305621635	2020-09-21	7/9/21	7/8/31	An open frame generator	China
2020217629223	2020-08-21	7/9/21	7/8/31	A dual fuel generator with separate control device	China
2020305092472	9/1/20	3/2/21	3/1/31	A power converter (DAU-C3)	China
2020305092523	2020-09-01	3/2/21	3/1/31	A power converter (DAU-C2)	China
2020305098873	2020-09-01	3/2/21	3/1/31	A power converter (DAU-C1)	China
2020303354729	2020-06-28	12/22/20	12/21/30	Portable generator (EYG1000)	China
2020303354682	2020-06-28	2/12/21	2/11/31	Portable generator (EYG1000i)	China
2020202169180	2020-02-27	1/12/21	1/11/31	An interlock control display inverter	China
2020202169195	2020-02-27	1/12/21	1/11/31	An integrated low power inverter	China
2020202169265	2020-02-27	1/12/21	1/11/31	An integrated low power inverter	China
2019306891357	2019-12-10	7/3/20	7/2/30	A power converter (DSU-80B1)	China
2019306891380	2019-12-10	7/3/20	7/2/30	A power converter (DSU-3K0XZ)	China
2019306891408	2019-12-10	7/3/20	7/2/30	A power converter (DSU-2K0XZ)	China
2019306891465	2019-12-10	7/3/20	7/2/30	A converter (1038)	China
2019306891484	2019-12-10	7/3/20	7/2/30	A power converter (DSU-300X)	China
2019306891516	2019-12-10	7/3/20	7/2/30	A power converter (DSU-2K0XA)	China
2019306896308	2019-12-10	7/14/20	7/13/30	A power converter (DSU-1K0X)	China
2019306896280	2019-12-10	7/14/20	7/13/30	Inverter remote control (1038)	China
2019221950498	2019-12-05	9/29/20	9/28/30	A wireless two-way interconnection and mutual control system	China
201930517241.7	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z3)	China
201930517254.4	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z2)	China
201930517255.9	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z1)	China
201930352280.6	7/4/19	3/20/20	3/19/30	A power converter (AEG)	China
201810276141.4	3/29/18	3/31/20	3/30/30	An event-driven jet ignition synchronization control method for EFI SI engine	China
201630338616.X	7/22/16	1/18/17	1/17/27	A power converter (MSW-1)	China
201630029535.1	1/27/16	6/29/16	6/28/26	An inverter	China
201630029529.6	1/27/16	9/21/16	9/20/26	A generator	China
201630338482.1	7/22/16	12/7/16	12/6/26	A power converter (PSW-1)	China
201930352278.9	7/4/19	3/20/20	3/19/30	A power converter (DSU-Z)	China
201930352279.3	7/4/19	3/20/20	3/19/30	A power converter (DSU-Y)	China

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

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

Below is a chart illustrating our current corporate structure:

4.D. Property, plants and equipment

Equipment

Our production relies on a wide variety of equipment, including equipment for office use and multiple factory equipment facilitating a complete production cycle. At the end of 2024, our equipment’s total current value is around $2,240,129.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ending December 31, 2024, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Erayak Power Solution Group Inc. was formed in 2019 under the laws of the Cayman Islands. We conduct business primarily through our wholly owned subsidiary, Zhejiang Leiya Electronics Co. Ltd., in the People’s Republic of China (“PRC”). Our company specializes in the manufacturing, research and development (“R&D”), and wholesale and retail of power solution products. Our product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles (“RVs”), electrical appliances, and outdoor living products. Our primary office is in Zhejiang province, where we serve a large customer base throughout PRC and expand our reach to international clients. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. We seek to leverage our flexibility and passion for quality to provide a personalized mobile living solution for each customer.

Since the founding of Zhejiang Leiya Electronics Co. Ltd. in 2009, we have grown to be one of the very few manufacturers in the world to design, develop and mass produce premium power solution products in the retail chain. We also offer our products in Japan, England, Germany, France, Spain, Switzerland, Sweden, the Netherlands, the U.S., Canada, Mexico, Australia, Dubai, and nine other countries. We manufacture all our products in factories operating under quality management systems accredited by the International Organization for Standardization (ISO 9001:2015). Furthermore, our products have been tested for regulatory compliance and safety. Some of our compliance marks include: TÜV certification from Technischer Überwachungsverein, an internationally recognized service company; GS Mark for safety under the German Equipment and Product Safety Act; C-tick certification by the Australian Communications Media Authority; FCC Mark from the U.S. Federal Communications Commission, PAH certification mark for Polycyclic Aromatic Hydrocarbon concentrations; REACH Certification for substances of very high concern under the European Chemicals Agency; CE Mark certifying compliance with European Union safety, health and environmental protection standards; RoHs Mark for compliance with the Restriction of Hazardous Substances in the European Union; c ETL Certification for compliance with Canadian safety standards; and us ETL Mark for compliance with U.S. safety standards. In the last three fiscal years, we generated revenue mostly from four types of products: (1) inverters constituted approximately 46%, 59%, and 52% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; (2) chargers, which generated approximately 1.82%, 2.68%, and 2.16% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; (3) gasoline generators generated approximately 32.94%, 32.36%, and 43.82% of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively; and (4) power banks generated approximately 16.39%, 3.96%, and nil of our total revenue for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

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

Our products are customized and built to order, or BOT. Our BOT business model maximizes our flexibility in production scheduling, material procurement, and delivery to meet our customers’ unique demands. We adopted a multi-step, full-service system to ensure quality and client satisfaction. Customers can choose from within our product portfolio and communicate specified requirements to the sales department. Our technical department will evaluate the request’s feasibility and coordinate with the customer to make modifications. The production department will create samples that will undergo inspection by the quality inspection department for quality and material warranty. The sales department will submit the prototype, inspection report, quality assurance, and quote to the customer for verification. After confirmation by the customers, our procurement department will purchase the raw materials, and the production department will fulfill the order. Finally, our inspection department will inspect and issue a report affirming the quality before the production department packs and delivers the final product to the customer.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of power generators and inverters to various wholesalers and retailers in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 35.39% based on 2024 revenues). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the Year Ended December 31,
	2024	2023	2022
Sales	$30,300,360	$20,322,498	$26,909,025
Cost of sales	(26,307,998)	(15,299,849)	(20,290,231)
Gross profit	3,992,362	5,022,649	6,618,794

Operating expenses:
General and administrative	(2,308,149)	(2,017,868)	(929,500)
Selling and marketing	(946,269)	(962,479)	(720,120)
Research and development	(1,670,669)	(1,176,943)	(932,268)
Bad debt expense	(224,534)	(36,972)	-
Inventory reserve (provision) / reversal	(295,907)	(81,622)	31,668
Advance to suppliers impairment provision	(111,882)	-	-
Total operating expenses	(5,557,410)	(4,275,884)	(2,550,220)

Operating (loss) income	(1,565,048)	746,766	4,068,574

Other income (expenses):
Interest expenses, net	(139,441)	(402,671)	(473,088)
Rental income, net	154,471	195,347	98,716
Other income, net	367,704	872,519	219,530
Total other income (expenses), net	382,733	665,195	(154,842)

(Loss) income before income taxes	(1,182,315)	1,411,960	3,913,732

Income tax provision	66,338	(193,246)	(437,771)

Net (loss) income	$(1,115,977)	1,218,714	$3,475,961

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Revenues increased by approximately $9.98 million, or 49.10%, to approximately $30.30 million for the year ending December 31, 2024 from approximately $20.32 million for the year ended December 31, 2023. The increase in revenues was primarily driven by the increase in demand for our gasoline generators in Europe.

The following table presents our top 5 international markets by net revenues for the years ended December 31, 2024 and 2023.

	December 31, 2024
Top Five International Markets:	Sales Amount (In USD)	As % of Sales
China	$19,575,794	64.61%
France	1,516,466	5.00%
Israel	909,207	3.00%
Nigeria	827,955	2.73%
U.K.	781,562	2.58%

	December 31, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$11,005,500	54.15%
Australia	1,558,935	7.67%
Poland	1,318,926	6.49%
U.K.	1,053,668	5.18%
Germany	1,016,250	5.00%

Gross profit

Our gross profit decreased by approximately $1.03 million, or 20.51%, to approximately $3.00 million for the year ending December 31, 2024 from approximately $5.02 million for the year ended December 31, 2023. Gross profit margin was 13.18% for the year ended December 31, 2024, as compared to 24.71% for the year ended December 31, 2023. The decrease in gross profit was mainly due to the increase in sales of our low-margin product – gasoline generators.

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $0.29 million, or 14.39% to approximately $2.31 million for the year ending December 31, 2024 as compared to approximately $2.02 million for the year ended December 31, 2023. The increase in G&A expenses was mainly due to the increased employee compensation and benefits of our current administrative team and new professional manager.

General and administrative expenses as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$927,913	$526,895
Travel and communication expenses	59,108	49,451
Rent and utilities	287,755	83,079
Consulting fees	677,556	1,032,197
Insurance	29,511	13,386
Depreciation and amortization expenses	125,395	116,451
Sales tax	17,657	76,654
Entertainment	27,314	23,748
Office and miscellaneous	155,940	96,007
Total	$2,308,149	$2,017,868

Research and development (“R&D”) expenses

Research and development expenses increased by approximately $0.49 million, or 41.95% to approximately $1.67 million for the year ending December 31, 2024 as compared to approximately $1.18 million for the year ended December 31, 2023. The increase in R&D expenses was mainly due to increased R&D activities on new products.

Research and development expenses as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Salaries	$701,402	$525,782
Direct input	859,540	554,892
Utility	2,542	2,680
Design cost	6,254	31,115
Contract services	55,720
Depreciation	22,286	25,614
Other	22,925	36,859
Total	$1,670,669	$1,176,943

Interest expenses, net

Our interest expense (net) decreased by approximately $0.26 million, to approximately $0.14 million for the year ended December 31, 2024, from approximately $0.40 million for the year ended December 31, 2023. The Company repaid short-term borrowings of RMB50,000,000 in December 2023, and therefore the decrease in interest expense was mainly due to less bank borrowings during the 2024 fiscal year as compared to the 2023 fiscal year.

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

General and administrative expenses as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Employee compensation and benefits	$526,895	$312,479
Travel and communication expenses	49,451	34,267
Rent and utilities	83,079	58,466
Consulting fees	1,032,197	310,039
Insurance	13,386	13,165
Depreciation and amortization expenses	116,451	60,698
Sales tax	76,654	80,595
Entertainment	23,748	17,193
Office and miscellaneous	96,007	42,598
Total	$2,017,868	$929,500

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.24 million, or 33.66% to approximately $0.96 million for the year ended December 31, 2023 as compared to approximately $0.72 million for the year ended December 31, 2022. The increase in selling and marketing expenses was mainly due to the increase in entertainment expenses. After China lifted travel restrictions, the Company paid more visits to the existing and potential customers and also received more business visitors from both domestic and international markets.

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

Interest expenses, net

Our interest expense (net) decreased by approximately $0.07 million, to approximately $0.40 million for the year ended December 31, 2023, from approximately $0.47 million for the year ended December 31, 2022.  The decrease of interest expense was mainly due to less bank borrowings in fiscal 2023 as compared to fiscal 2022.

Provision for income taxes

Our provision for income taxes was approximately $0.19 million for the year ended December 31, 2023, a decrease of approximately $0.24 million from approximately $0.44 million for the year ended December 31, 2022. The decrease in income taxes was in line with the decrease in revenues.

Cash Flow Summary

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash (used in) provided by operating activities	$(15,876,639)	$6,729,734)	$(4,151,135)
Net cash (used in) investing activities	(971,811)	(1,378,110)	(4,896,167)
Net cash provided by (used in) financing activities	12,381,107	(6,437,393)	11,319,867
Effect of exchange rate changes on cash and cash equivalents	(86,282)	(103,044)	(380,011)
Net (decrease) increase in cash and cash equivalents	$(4,553,625)	$(1,188,813)	$1,892,554
Cash, cash equivalents and restricted cash, beginning of period	5,878,434	7,067,247	5,174,693
Cash, cash equivalents and restricted cash, end of period	1,324,809	5,878,434	7,067,247

Operating Activities:

Net cash used in operating activities for the fiscal year ended December 31, 2024 was approximately $15.88 million, which was primarily attributable to a net loss approximately $1.12 million, adjusted for non-cash items for approximately $1.68 million and adjustments for changes in working capital approximately $16.44 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $6.26 million – our accounts receivable increased due to the increase in sales revenue and the corresponding increased payback cycle in domestic market;

(ii)	increase in inventory of approximately $2.30 million due to our increased raw material inventory for the corresponding increased sales in generators;

(iii)	increase in advance to suppliers of approximately $6.95 million primarily due to the increased purchase of raw materials to support our growing orders generated from both domestic and international markets;

(iv)	increase in accounts payable of approximately $2.64 million due to increased purchase of raw materials because of the increased sales during the fiscal year of 2024;

(v)	decrease in other payables and accruals of approximately $2.50 million primarily due to a repayment of funds received from a potential investor.

Net cash provided by operating activities for the fiscal year ending December 31, 2023 was approximately $6.73 million, which was primarily attributable to a net profit of approximately $1.22 million, adjusted for non-cash items for approximately $1.04 million and adjustments for changes in working capital approximately $4.47 million. The adjustments for changes in working capital mainly included:

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

Zhejiang Leiya entered into a factory workshop leasing agreement with Wenzhou Ailefu Furniture Tech Limited Company (“Ailefu”), an entity indirectly 100% owned by Lingyi Kong, our Chief Executive Officer and Chairman, effective January 1, 2018. The factory is located at Wenzhou Economic Technological Development Zone, Binghai Fourth Blvd. No. 528. The lease is for 20 years, effective from January 1, 2018, to December 31, 2037. The property is 36,134.78 square meters and total rent is RMB 70,489,500, or approximately $10,900,720, which has been paid upfront, through the lease term ending December 31, 2037. Majority of the net cash provided by operating activities is used for the lease payment. Ailefu provided the leased assets as a guarantee for the Company to apply for a bank loan for the lease payment.

Investing Activities:

Net cash used in investing activities was approximately $0.97 million for the year ended December 31, 2024. It was primarily attributable to: (1) acquisition of manufacturing equipment for production needs during the period; (2) acquisition of intangible assets; and (3) long-term investment in a trading company.

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

Financing Activities:

Net cash provided by financing activities was approximately $12.38 million for the year ended December 31, 2024. It was primarily attributable to (1) proceeds received from share issuance in the amount of $8 million; (2) net proceeds on short-term borrowings in the amount of approximately $1 million; (3) net proceeds received from related parties with an approximate amount of $1.32 million; and (4) net proceeds on long-term borrowings in the amount of approximately $2.06 million.

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

Liquidity and Capital Resources

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our Revolving Credit Facility. Our ability to generate sufficient cash flow from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of December 31, 2024, and 2023, we had cash and cash equivalents of $1,324,09 and $5,878,434, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to being provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.

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

Accounts Receivable

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect due amounts. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

We mainly finance our operations through short-term revolving loans and long-term loans provided by a syndicate of banks, as listed in Note 10 and Note 11 under our Consolidated Financial Statements. As of December 31, 2024, we had three outstanding short-term loans totaling RMB 7,706,808, or approximately $1.06 million. These borrowings have a term of one year and can be renewed. As of December 31, 2024, we had 12 outstanding long-term loans provided by three banks, totaling RMB 29,742,698 in the aggregate, or approximately $4.07 million. These loans either have a fixed or variable interest rate. We plan to repay the outstanding principal and interest of each loan either by our working capital or the funds from the renewal of a loan from the same bank or loans from other banks.

Capital Expenditures

Our capital expenditure consists primarily of expenditure on the purchase of fixed and intangible assets in support of our business growth. Our capital expenditure amounted to approximately $0.55 million, $0.70 million, and $0.93 million for the years ending December 31, 2024, 2023 and 2022, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in Credit Facility section, as of December 31, 2024, 2023 and 2022.

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

Restricted Cash

The Company had bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposits that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

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

As of December 31, 2024, 2023, and 2022, restricted cash was $792,204, $1,062, and $34,728, respectively. No cash is restricted to assure future credit availability.

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

In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

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

Recently Issued Accounting Standards

In March 2023, the FASB issued ASU 2023-02, Financial Instruments – Credit Losses (Topic 326). The amendments to this update are related to the following two issues:

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

-	Issue 2: Vintage Disclosures—Gross Write-off’s

For public business entities, the amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.

For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For entities that have not yet adopted the amendments in Update 2016-13, the effective dates for the amendments in this Update are the same as the effective dates in Update 2016-13.

The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

Off-balance Sheet Commitments and Arrangements

There was no off-balance sheet arrangements for the years ended December 31, 2024, 2023 and 2022, that in the opinion of management are likely to have a current or future material effect on our consolidated financial condition or results of operations.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors will be required to approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 0.2% for 2024, 0.23% for 2023, 1.97% for 2022.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses more than the retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,123,204 as of December 31, 2024.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All our revenues and substantially all our expenses are denominated in RMB. Our financial information uses RMB as the functional currency has been translated into U.S. dollars in our consolidated financial statements. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

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

Name	Age	Position(s)
Lingyi Kong	30	Chief Executive Officer, Chairman of the Board and Director
Lanling Gu	36	Chief Financial Officer
Wang-Ngai Mak*	59	Director
Jizhou Hou (1)(2)(3)*	49	Independent Director, Chair of Nominating Committee
Jing Chen (1)(2)(3)*	59	Independent Director, Chair of Audit Committee
Tsang Sheung (1)(2)(3)*	65	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

*	The individual shall be appointed and consents to be in such position upon Company’s listing on the Nasdaq Capital Market.

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

Jing Chen, Independent Director and Chair of Audit Committee

Since November 2024, Ms. Chen has served as the Chief Financial Officer of Shanxi Yansen New New Energy Co., Ltd. She also has served as an independent director and the chairman of the audit committee on the board of directors of Xinxu Copper Industry Technology Ltd. (Ticker: XXC) since March 2024, Erayak Power Solution Group Inc. (Nasdaq: RAYA) since November 2021, Bon Natural Lift Limited. (Nasdaq: BON) since October 2023, Jin Medical International Ltd. (Nasdaq: ZJYL) from August 2021 to December 2023. She also served as the Vice President of Future Fintech Group Inc. (Nasdaq: FTFT), a FinTech company, where she was responsible for the company’s internal control and merger and acquisition from December 2020 to April 2023. From May 2019 to November 2020, Ms. Chen served as the CFO of Future Fintech Group Inc. She served as the CFO of AnZhiXinCheng (Beijing) Technology Co., Ltd. from August 2018 to May 2019. Ms. Chen has also served as an independent director of Hello iPayNow (Beijing) Company Ltd. since April 2019 to March 2021. From August 2017 to July 2018, she served as CFO of Beijing Logis Technology Development Co., Ltd., a company listed on The National Equities Exchange and Quotations Co., Ltd. of China, which is a Chinese over-the-counter stock trading system. From June 2016 to July 2017, Ms. Chen served as Group Chief Financial Officer of Beijing AnWuYou Food Co., Ltd. Ms. Chen also served as Chief Financial Officer of Beijing DKI Investment Management Co., Ltd. from August 2012 to May 2016. Ms. Chen received a Doctorate of Business Administration from Victoria University, Neuchatel, Switzerland and an MBA degree from City University of Seattle in Washington, U.S. Ms. Chen holds Fellow Membership of CPA Australia (FCPA) and is a Member of the Chartered Institute of Management Accountants (CIMA). She is also a Senior Member of the International Financial Management (SIFM) accredited by the Ministry of Human Resources and Social Security of the PRC.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Lingyi Kong,	2024	$34,743	-	-	-	-	-	-	$34,743
CEO	2023	$29,303	-	-	-	-	-	-	$29,303
Lanling Gu,	2024	$21,680	-	-	-	-	-	-	$21,680
CFO	2023	$17,238	-	-	-	-	-	-	$17,238

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

6.D. Employees

As of December 31, 2024, we have a total of 360 employees in the following departments:

As of December 31, 2024
Administration	28
Research and Development	39
Manufacture	281
Business Operations	12
Total	360

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

Our company is authorized to issue 450,000,000 Class A ordinary shares of $0.0001 par value per share and 50,000,000 Class B ordinary shares of $0.0001 par value per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A ordinary shares and/or Class B ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 44,032,942 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding as of the date hereof.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined Voting Power of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Lingyi Kong, Chief Executive Officer and Chairman[1]	6,000,000	13.63%	1,000,000	100%	26,000,000	40.61%
Lanling Gu, Chief Financial Officer
Wang-Ngai Mak, Director[2]	2,000,000	4.54%	-	0%	2,000,000	3.12%
Jing Chen, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
Tsang Sheung, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Jizhou Hou, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (6 persons)	8,000,000	18.17%	1,000,000	100%	28,000,000	43.73%

5% Beneficial Owners:
Erayak International Limited[1]	6,000,000	13.63%	1,000,000	100%	26,000,000	40.61%
Yili Shoemaking Automation Technology Co., Limited	2,223,529	5.05%	-	0%	2,223,529	3.47%

(1)	Through Erayak International Limited. Lingyi Kong is the controlling person of Erayak International Limited and has sole voting and dispositive power over shares beneficially owned by Erayak International limited.

(2)	Represents 1,400,000 Class A ordinary shares directly held by CEC Science and Innovation Co., Ltd., a company incorporated under the laws of England and Wales, and 600,000 Class A ordinary shares held by GRAND MERCHANT INCORPORATION LIMITED, a company incorporated under the law of Hong Kong SAR. CEC Science and Innovation Co., Ltd. and GRAND MERCHANT INCORPORATION LIMITED are beneficially owned and controlled by Wang-Ngai Mak.

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

There were no transactions between the Company and Xiangze, the Company and Fushishenye, the Company and Xiaobai, the Company and Chuanlong Lin during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, 2023 and 2022, the Company had no outstanding balances from these entities.

Weidi purchases products from the Company. During the fiscal years ended December 31, 2024, 2023 and 2022, the transactions between the Company and Weidi amounted to $1,179,872, $0 and $0, respectively. As of December 31, 2024, 2023 and 2022, the Company has accounts receivable from Weidi of $1,314,332, $0 and $0, respectively.

Shengling Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024, 20223 and 2022, Shengling Xiang provided working capital of $349,737, $2,217and $46,623, respectively. As of December 31, 2024, 2023 and 2022, the Company had an outstanding balance from this individual of $0, $0 and $46,623 respectively.

Lingyi Kong periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024, 2023 and 2022, Lingyi Kong provided working capital of $11,374,390, $16,559,369, and $22,696,628, respectively. As of December 31, 2024, 2023 and 2022, the Company had outstanding payable due to Lingyi Kong with an amount of $3,510,165, $1,877,489, and $344,528, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Lingyi Kong. For the years ended December 31, 2024, 2023 and 2022, there were notes receivables endorsed by Lingyi Kong with recourse to the Company’s suppliers to settle accounts payable in the amount of $7,255,413, $6,797,772, and $2,844,019, respectively.

Chunhua Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024, 2023 and 2022, Chunhua Xiang provided working capital of $0, $9,886, and $780,131, respectively. As of December 31, 2024, 2023 and 2022, the Company had no outstanding balance from this individual.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2024, 2023 and 2022:

Accounts	Name of related parties	2024	2023	2022
Due to related party	Lingyi Kong	3,176,325	1,877,489	344,528
	Shengling Xiang	333,840	-	46,623
	Wenzhou Ailefu Technology Co. Ltd.	-	405,640	-
Net due to related parties		$3,510,165	$2,283,129	$391,151

Other Related Party Transactions

During the year ended December 31, 2024, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2024 and accompanying footnotes), we did not have any other related party transactions.

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

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements with certain purchasers in connection with the issuance and sale of (i) an aggregate of 16,000,000 Class A ordinary shares and (ii) warrants to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share for an aggregate of purchase price of $8,000,000.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2024 and 2023.

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

As of December 31, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fortune CPA (“Fortune”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. TPS Thayer, LLC (“TPS”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2022, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

TPS’s fee for the fiscal year ended December 31, 2022 was $180,000.

Fortune CPA’s fee for the fiscal year ended December 31, 2023 was $160,000.

Fortune CPA’s fee for the fiscal year ended December 31, 2024 was $164,800.

Audit-Related Fees

There was no audit-related service fees incurred from TPS or Fortune, for the fiscal years ended December 31, 2024, 2023 or 2022.

Tax Fees

There was no tax service fees incurred from TPS for the fiscal years ended December 31, 2023, and there was no tax service fees incurred from Fortune for the fiscal years ended December 31, 2024.

All Other Fees

There was no other service fees incurred from Fortune in fiscal year ended December 31, 2024. There was no other service fees incurred from TPS in fiscal year ended December 31, 2023 and 2022.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2024.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association, filed as exhibit 99.1 to the Form 6-K filed on November 12, 2024 and incorporated by reference herein
2.1	Form of Underwriter’s Warrants, filed as Exhibit 4.2 to the Form F-1/A filed on September 13, 2022 and incorporated by reference herein
2.2	Description of Securities, filed herewith
4.1	Securities Purchase Agreement, filed as exhibit 10.1 to the Form 6-K filed on May 20, 2024 and incorporated by reference herein
4.2	Employment Agreement between Zhejiang Leiya and Lingyi Kong, filed as exhibit 10.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.3	Employment Agreement between Zhejiang Leiya and Lanling Gu, filed as exhibit 10.2 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.4	Employment Agreement between Erayak and Wang-Ngai Mak, filed as exhibit 10.3 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.5	Employment Agreement between Erayak and Jizhou Hou, filed as exhibit 10.4 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.6	Employment Agreement between Erayak and Jing Chen, filed as exhibit 10.5 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.7	Employment Agreement between Erayak and Tsang Sheung, filed as exhibit 10.1 to the Form 6-K filed on December 1, 2023 and incorporated by reference herein
4.8	Promissory Note between Lingyi Kong and Erayak Power Solution Group Inc., filed as exhibit 10.7 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.9	Promissory Note among Lingyi Kong, Erayak Power Solution Group Inc. and Wenzhou New Focus Technology & Electronic Co., Ltd., filed as exhibit 10.8 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.10	Form of Loan Agreement between Longwan Rural Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.9 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.11	Form of Loan Agreement between China Minsheng Bank Corp. and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.10 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.12	Form of Loan Agreement between Zhejiang Chouzhou Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.11 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.13	Form or Purchase Agreement, filed as exhibit 10.12 to the Form F-1/A filed on February 28, 2022 and incorporated by reference herein
4.14	Factory Lease Agreement between Wenzhou Ailefu Furniture Tech Limited Company and Zhejiang Leiya, filed as exhibit 10.14 to the Form F-1/A filed on July 29, 2022 and incorporated by reference herein
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to the Form 20-F filed on May 15, 2023 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Fortune CPA
15.2*	Consent of TPS Thayer
97.1	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ERAYAK POWER SOLUTION GROUP INC.

By:	/s/ Lingyi Kong
Name:	Lingyi Kong
Title:	Director and Chief Executive Officer

Date: April 23, 2025

ERAYAK POWER SOLUTION GROUP INC.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

ERAYAK POWER SOLUTION GROUP INC AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Erayak Power Solution Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Erayak Power Solution Group Inc. (“the Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss (income), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2024.

Orange, CA

April 23, 2025

PCAOB # 6901

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

TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, TX

May 12, 2023

PCAOB ID #: 6706

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$532,605	$5,877,372
Restricted cash	792,204	1,062
Accounts receivable, net	12,037,136	6,253,189
Accounts receivable, related parties	1,314,332	-
Inventories	8,836,815	7,056,459
Advances to suppliers	9,437,740	2,747,551
Other receivables	139,505	162,557
Total current assets	33,090,337	22,098,190
Property, plant and equipment, net	2,157,214	1,924,975
Intangible assets, net	61,972	31,853
Right-of-use assets	6,457,903	7,338,505
Deferred tax assets	100,994	32,534
Long-term investment	410,998	-
Other non-current assets	3,753,785	3,859,209
TOTAL ASSETS	$46,033,203	$35,285,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$1,055,828	$70,424
Accounts payable	8,335,266	5,689,101
Accrued expenses and other current liabilities	822,014	3,519,598
Advances from customers	628,067	357,383
Due to related parties	3,510,165	2,283,129
Long-term loans – current portion	161,529	225,383
Tax payable	1,021,395	1,066,569
Total current liabilities:	15,534,264	13,211,587
Non-current liabilities:
Long-term loans	3,913,204	1,871,591
TOTAL LIABILITIES	19,447,468	15,083,178

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 450,000,000 shares authorized; 49,588,235 shares issued and outstanding as of December 31, 2024; 11,000,000 shares issued and outstanding as of December 31, 2023	4,959	1,100
Class B shares, 50,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2024 and 2023	100	100
Additional paid-in capital	18,641,264	10,645,122
Statutory reserve	1,123,204	1,113,170
Retained earnings	8,061,204	9,187,215
Accumulated other comprehensive loss	(1,244,996)	(744,619)
Total Shareholders’ equity	26,585,735	20,202,087
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$46,033,203	$35,285,266

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2024	2023	2022
Sales	$30,300,360	$20,322,498	$26,909,025
Cost of sales	(26,307,998)	(15,299,849)	(20,290,231)
Gross profit	3,992,362	5,022,649	6,618,794

Operating expenses:
General and administrative	(2,308,149)	(2,017,868)	(929,500)
Selling and marketing	(946,269)	(962,479)	(720,120)
Research and development	(1,670,669)	(1,176,943)	(932,268)
Bad debt expense	(224,534)	(36,972)	-
Inventory allowance (provision) / reversal	(295,907)	(81,622)	31,668
Impairment provision of advance to suppliers	(111,882)	-	-
Total operating expenses	(5,557,410)	(4,275,884)	(2,550,220)

Operating (loss) income	(1,565,048)	746,766	4,068,574

Other income (expenses):
Interest expenses, net	(139,441)	(402,671)	(473,088)
Rental income, net	154,471	195,347	98,716
Other income, net	367,704	872,519	219,530
Total other income (expenses), net	382,733	665,195	(154,842)

(Loss) income before income taxes	(1,182,315)	1,411,960	3,913,732

Income tax provision	66,338	(193,246)	(437,771)

Net (loss) income	$(1,115,977)	1,218,714	$3,475,961

Other comprehensive income:
Foreign currency translation adjustment	(500,376)	(360,677)	(611,144)

Total comprehensive income	$(1,616,353)	858,037	$2,864,817
Earnings per share attributable to common shareholders:
Shares	50,588,235	12,000,000	12,000,000
(Loss) earnings per share	$(0.04)	0.10	$0.38
Weighted average number of shares outstanding
Basic and Diluted	24,965,606	12,000,000	9,147,945

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the fiscal year ended December 31, 2024:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2023	11,000,000	1,100	1,000,000	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

Share issuance	16,000,000	1,600			7,998,400				8,000,000
Share issuance related to cashless exercise of warrants	22,588,235	2,259			(2,259)				-
Foreign currency translation loss								(500,376)	(500,376)
Net income							(1,115,977)		(1,115,977)
Statutory reserve						10,034	(10,034)		-

Balance at December 31, 2024	49,588,235	4,959	1,000,000	100	18,641,264	1,123,204	8,061,204	(1,244,996)	26,585,735

 For the fiscal year ended December 31, 2023:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2022	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

Foreign currency translation loss								(360,677)	(360,677)
Net income							1,218,714		1,218,714
Statutory reserve						196,258	(196,258)		-
Balance at December 31, 2023	11,000,000	1,100	1,000,000	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

For the fiscal year ended December 31, 2022:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2021	8,000,000	800	1,000,000	100	1,060,510	568,418	5,037,292	227,202	6,894,322

Share issuance	3,000,000	300			9,584,612				9,584,912
Foreign currency translation loss								(611,144)	(611,144)
Net income							3,475,961		3,475,961
Statutory reserve						348,494	(348,494)
Balance at December 31, 2022	11,000,000	1,100	1,000,000	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(UNAUDITED, IN U.S. DOLLARS)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$(1,115,977)	$1,218,714	$3,475,961
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	431,921	388,002	269,817
Deferred tax assets	(70,346)	-	-
Accounts receivable provision	224,534	36,972	-
Advance to suppliers impairment provision	111,882	-	-
Inventory impairment (reversal)/provision	295,907	81,621	(31,668)
Imputed interest expenses	-	17,755	27,121
Right of use lease assets amortization	689,922	514,691	523,774
Changes in operating assets and liabilities:
Accounts receivable	(6,261,153)	3,395,976	(8,549,354)
Accounts receivable, related parties	(1,333,255)	-	-
Inventory	(2,297,437)	(1,091,117)	(2,656,056)
Advances to suppliers	(6,947,539)	(1,250,467)	1,227,244
Prepaid expenses	-	(25,000)	469,085
Other receivables	(19,561)	(79,876)	(41,239)
Loan receivable	-	163,821	(172,388)
Accounts payable	2,644,525	1,085,320	661,080
Accrued expenses and other current liabilities	(2,498,165)	2,361,121	164,303
Advances from customers	284,372	(334,225)	215,483
Tax payable	(16,269)	246,425	265,702
Net cash (used in) provided by operating activities	(15,876,639)	6,729,734	(4,151,135)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(517,813)	(684,210)	(694,813)
Purchases of intangible assets	(37,082)	(25,689)	-
Long-term investment	(416,916)	-	-
Fixed deposit	-	(3,869,565)	-
Advance for potential long-term warehouse lease	-	(1,000,000)	-
Advance for potential land purchase	-	4,201,354	(4,201,354)
Net cash used in investing activities	(971,811)	(1,378,110)	(4,896,167)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	1,310,576	4,236,750	8,381,681
Repayments on short-term borrowings	(309,032)	(10,231,750)	(7,450,134)
Proceeds from related parties	11,725,864	16,968,314	24,015,431
Repayments to related parties	(10,410,643)	(15,064,679)	(23,930,302)
Proceeds from IPO	-	-	10,080,231
Proceeds from private placement	8,000,000	-	-
Proceeds from long-term loan	3,846,742	6,729,469	1,235,004
Repayments on long-term loan	(1,782,400)	(9,075,497)	(1,012,044)
Net cash provided by (used in) financing activities	12,381,107	(6,437,393)	11,319,867

Effect of exchange rate changes on cash	(86,282)	(103,044)	(380,011)

Net (decrease) increase in cash and cash equivalents	(4,553,625)	(1,188,813)	1,892,554
Cash and cash equivalents at the beginning of year	5,878,434	7,067,247	5,174,693
Cash and cash equivalents at the end of year	1,324,809	5,878,434	7,067,247

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	532,605	5,877,372	7,032,519
Restricted cash	792,204	1,062	34,728
Cash and cash equivalents at the end of year	$1,324,809	$5,878,434	$7,067,247

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$178,694	$-	$123,608
Cash paid for interest	$148,335	$410,922	$831,755
Supplemental disclosures of non-cash information:
Deferred IPO cost netted against IPO proceeds in equity	$-	$-	$495,319

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each. There are currently 49,588,235 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

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

Erayak Power Solution Limited (“Erayak BVI”)

Erayak BVI was incorporated on June 17, 2019 under the laws of British Virgin Islands. Under its memorandum of association, Erayak BVI is authorized to issue 50,000 ordinary shares of a single class, par value $1 per ordinary share. There are currently 100 issued and outstanding ordinary shares, of which 100% are owned by Erayak Power Solution Group Limited. Erayak BVI is a holding company and is currently not actively engaging in any business. Erayak BVI’s registered agent is Harneys Corporate Services Limited, and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $3,900,000 as of December 31, 2024. Erayak HK did not have any operations as of December 31, 2024.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $5,010,035 as of December 31, 2024. Ruike did not have any operations as of December 31, 2024.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $3,000,000 as of December 31, 2024. Wenjie did not have any operations as of December 31, 2024.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 6,900,000 as of December 31, 2024.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 5,000,000 as of December 31, 2024.

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

The relevant exchange rates are listed below:

	For the Years Ended December 31
	2024	2023	2022

Period Ended RMB: USD exchange rate	7.2993	7.0999	6.8972
Period Average RMB: USD exchange rate	7.1957	7.0809	6.7290

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

As of December 31, 2024 and 2023, restricted cash was $792,204 and $1,062, respectively.

Accounts Receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect due amounts. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Advances to Suppliers

Advances to suppliers refer to advances for the purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. As of December 31, 2024, 2023 and 2022, the Company had no write-offs for advances to suppliers.

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

Expenditures on maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of patents and a trademark. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Patents	10 years
Trademark	10 years

Leases/Right of use assets

Effective January 1, 2018, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not chosen the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

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

There was no impairment charge recognized for long-lived assets for the periods ended December 31, 2024, 2023 and 2022.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of input used to measure fair value are as follows:

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

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of December 31, 2024, 2023 and 2022.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

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

In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products, and since no warranty, discount or return policy are documented in the sales agreements, the Company concluded that they have been immaterial.

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

Government Grant

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $231,918, $1,061,274, and $194,001 for the years ending December 31, 2024, 2023 and 2022, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $172,465, $191,671 and $181,556 for the years ended December 31, 2024, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $213,972, $78,305, and $8,513 for the years ended December 31, 2024, 2023, and 2022, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

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

To the extent applicable, the Company records interest and penalties as other expenses. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

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

Earnings (loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the years ended December 31, 2024, 2023, and 2022.

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

Currency Convertibility Risks

Substantially all the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration on credit risks consist primarily of cash and cash equivalents, restricted cash, and notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is following existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flow from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of December 31, 2024 and 2023, we had cash and cash equivalents of $1,324,809 and $5,878,434, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to being provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties. We plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

Recently Issued Accounting Standards

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326). The amendments to this update are related to the following two issues:

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Accounts receivable	$12,296,691	$6,292,469
Less: allowance for doubtful accounts	(259,555)	(39,280)
Accounts receivable, net	$12,037,136	$6,253,189

The average accounts receivable turnover period was approximately 110 days and 145 days for the years ended December 31, 2024 and 2023, respectively.

Changes of allowance for doubtful accounts for the years ended December 31, 2024 and 2023 were as follow:

	2024	2023
Beginning balance	$(39,280)	$(2,478)
Provision adjustment for accounts receivable	(224,534)	(36,972)
Exchange difference	4,259	170
Ending balance	$(259,555)	$(39,280)

NOTE 4 – INVENTORIES

Inventories as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Raw materials	$7,118,820	$5,687,671
Work in process	1,490,520	916,997
Finished goods	611,020	546,208
Inventory valuation allowance	(383,545)	(94,417)
Total	$8,836,815	$7,056,459

The inventory valuation allowance recognized for the year ended December 31, 2024 and 2023 was $0 and $81,621, respectively. There were no write-offs for the years ended December 31, 2024, 2023, and 2022.

NOTE 5 – ADVANCE TO SUPPLIERS AND OTHER

Advance to suppliers and other as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Advance to suppliers	$8,548,744	$1,747,551
Advance payment for potential factory lease	1,000,000	1,000,000
Less: allowance for doubtful accounts	(111,004)	-
Total	9,437,740	2,747,551

As of December 31, 2024 and 2023, there was an advance payment in the amount of $1,000,000, which was related to a potential long-term lease of customized factory for the purpose of expanding business in the energy storage industry.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Machinery and equipment	$2,240,129	$2,133,142
Transportation vehicles	443,390	423,812
Electronic devices	138,951	126,342
Office furniture and equipment	88,050	60,196
Construction in progress	216,468	21,619
Building	754,321	500,353
Total property plant and equipment, at cost	3,881,309	3,265,464
Less: accumulated depreciation	(1,724,095)	(1,340,489)
Property, plant and equipment, net	$2,157,214	$1,924,975

As of December 31, 2024 and 2023, the Company had no impaired or pledged property and equipment.

Additions to property and equipment for the years ended December 31, 2024 and 2023 were $715,202 and $696,772, respectively. There were no disposals during these periods.

Depreciation expenses were $426,275, $385,666, and $268,346 for the years ended December 31, 2024, 2023, and 2022, respectively.

The depreciation expenses included in the cost of sales during the years ended December 31, 2024, 2023, and 2022 were $261,090, $243,284, and $184,542, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Intangible assets
Cost	$37,332	$12,761
Accumulated amortization	(6,350)	(4,199)
Additions, at cost	36,556	25,620
Amortization current period	(5,566)	(2,329)
Intangible assets, net	$61,972	$31,853

The intangible assets represent the ERAYAK trademark and the Company’s purchase of patents related to new technologies to produce inverters.

There were no disposals for the years ended December 31, 2024, 2023, and 2022.

During the years of December 31, 2024 and 2023, the Company had no impaired or pledged intangibles.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2025	$3,733	$58,239
2026	3,733	54,506
2027	3,733	50,773
2028	3,733	47,040
2029	3,733	43,307

NOTE 8 – LEASES

The Company has two related party leases for the land and building where it operates:

Lease #1: A 20-year lease with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loan, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all the interest expense on the bank loan. The related bank loan is disclosed in Note 11 – Long-term Loans. Rental income from the sublease is disclosed in Note 17 – Rental Income, Net. Relation between the Company and Ailefu is disclosed in Note 20 – Related Party Transactions.

Lease #2: A two-year lease with option to renew. The Company pays the full rent at the beginning of the lease, and the related transaction is disclosed in Note 20 – Related Party Transactions.

The ending balances of right of use assets were $6,457,903 and $7,338,505 as of December 31, 2024 and 2023, respectively.

NOTE 9 – OTHER NON-CURRENT ASSETS

As of December 31, 2024 and 2023, other non-current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $3,753,785 and $3,859,209 (difference is due to exchange rate), respectively, in Minsheng Bank, from June 9, 2023, to June 9, 2026. The annual interest rate on the deposit is 3.2%, and early withdrawal before the expiry date is not allowed.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings from financial institutions consisted of the following on December 31, 2024:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank		1,000,000	136,999	2024.06.27	2025.01.03	3.50%
Bank of Ningbo		5,000,000	684,997	2024.06.13	2025.06.13	2.80%
Bank of Ningbo		1,706,808	233,832	2024.10.30	2025.04.28	2.75%
Total	RMB	7,706,808	$1,055,828

Short-term borrowings from financial institutions consisted of the following on December 31, 2023:

Bank Name	Amount – RMB	Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank	500,000	70,424	2023.07.10	2024.07.10	4.00%

The Company’s short-term bank borrowings are guaranteed by the Company’s major shareholders, their immediate family members, and related companies. For the years ended December 31, 2024, 2023, and 2022, interest expenses on short-term borrowings from financial institutions amounted to $47,176, $165,247, and $192,198, respectively.

NOTE 11 – LONG-TERM LOANS

As of December 31, 2024, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		38,095	$5,219	2023.04.27	2025.04.27	6.6528%
WeBank Shenzhen		155,556	21,311	2024.02.26	2026.02.23	6.8760%
WeBank Shenzhen		214,286	29,357	2024.03.29	2026.03.23	6.8760%
WeBank Shenzhen		904,762	123,952	2024.07.29	2026.07.23	6.0400%
WeBank Shenzhen		1,000,000	136,999	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		280,000	38,360	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		200,000	27,400	2024.11.04	2026.10.23	5.8300%
Longwan Rural Commercial Bank		1,200,000	164,399	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	239,749	2023.06.05	2026.05.30	6.6%
Minsheng Bank		10,000,000	1,369,994	2024.08.06	2027.07.15	3.5%
Minsheng Bank		5,000,000	684,997	2024.08.13	2027.07.15	3.5%
Minsheng Bank		9,000,000	1,232,995	2024.08.16	2027.07.15	3.5%
Subtotal		29,742,698	4,074,733
Current portion of long-term loans		(1,179,047)	(161,529)
Total	RMB	28,563,651	$3,913,204

As of December 31, 2023, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		309,740	$43,626	2023.01.17	2025.01.23	7.92%
WeBank Shenzhen		152,381	21,462	2023.04.27	2025.04.23	6.6528%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.26	2025.07.23	7.4844%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		271,429	38,230	2023.07.31	2025.07.23	7.2954%
WeBank Shenzhen		190,476	26,828	2023.09.05	2025.08.23	7.2198%
WeBank Shenzhen		500,000	70,424	2023.09.12	2025.09.23	7.2198%
WeBank Shenzhen		200,000	28,169	2023.09.27	2025.09.23	7.5636%
Longwan Rural Commercial Bank		1,200,000	169,016	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	246,482	2023.06.05	2026.05.30	6.6%
Minsheng Bank		9,500,000	1,338,047	2023.07.11	2026.07.03	4%
Subtotal		14,888,312	2,096,974
Current portion of long-term loans		(1,600,200)	(225,383)
Total	RMB	13,288,112	$1,871,591

As of December 31, 2024 and 2023, the long-term loans from Minsheng Bank were secured by the leased property from Ailefu, which is disclosed in Note 8 - Leases.

For the years ended December 31, 2024, 2023, and 2022, interest expenses on long-term loans amounted to $101,159, $245,897, and $212,451, respectively.

NOTE 12 – ACCOUNTS PAYABLE

Accounts payable mainly represent the amount the Company owes to its suppliers. As of December 31, 2024 and 2023, outstanding accounts payable amounted to $8,335,266 and $5,689,101, respectively.

NOTE 13 – ADVANCE FROM CUSTOMERS

Advance from customers represent the payments from customers for products that have not yet been delivered. As of December 31, 2024 and 2023, advance from customers amounted to $628,067 and $357,383, respectively.

NOTE 14 – TAX PAYABLE

As of December 31, 2024 and 2023, tax payable consisted of the following:

	2024	2023
Corporate tax payable	$962,235	$1,117,155
VAT payable (receivable)	48,585	(50,586)
Other tax payable	10,575	-
	1,021,395	1,066,569

NOTE 15 – SALES

Disaggregated sales by types as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Inverters	$14,074,555	$11,893,338	$14,065,166
Chargers	550,919	544,680	582,040
Gasoline generators	9,981,895	6,575,406	11,790,582
Power bank	4,966,744	804,268	-
Other products	726,247	504,806	471,237
Total	$30,300,360	$20,322,498	$26,909,025

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 16 – COST OF SALES

Cost of sales as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Direct labor	$1,940,773	$1,600,909	$626,537
Direct materials	12,294,288	10,428,628	9,839,127
Direct manufacturing costs	1,359,577	1,338,927	1,001,119
Outsourced products	10,713,360	1,931,385	8,823,448
Total	$26,307,998	$15,299,849	$20,290,231

NOTE 17 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of December 31, 2024, 2023 and 2022 consisted of following:

	2024	2023	2022
Employee compensation and benefits	$927,913	526,895	$312,479
Travel and communication expenses	59,108	49,451	34,267
Rent and utilities	287,755	83,079	58,466
Consulting fees	677,556	1,032,197	310,039
Insurance	29,511	13,386	13,165
Depreciation and amortization expenses	125,395	116,451	60,698
Sales tax	17,657	76,654	80,595
Entertainment	27,314	23,748	17,193
Office and miscellaneous	155,940	96,007	42,598
Total	$2,308,149	2,017,868	$929,500

NOTE 18 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Employee compensation and benefits	$265,546	$202,992	$141,600
Travel and promotion	267,203	125,213	36,768
Shipping and handling	172,465	191,671	181,556
Insurance	-	12,233	-
Consulting fee	4,495	24,725	6,917
Inspection and certification fees	97,091	141,729	196,732
Entertainment	91,928	182,221	140,292
Office and miscellaneous	47,541	81,695	16,255
Total	$946,269	$962,479	$720,120

NOTE 19 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Salaries	$701,402	$525,782	$427,525
Direct input	859,540	554,892	409,149
Utility	2,542	2,680	2,025
Design cost	6,254	31,115	46,651
Contract services	55,720	-	-
Depreciation	22,286	25,614	22,499
Other	22,925	36,859	24,419
Total	$1,670,669	$1,176,943	$932,268

NOTE 20 – INTEREST EXPENSES, NET

Interest expenses as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Interest expense	$150,160	$490,780	$499,746
Interest income	(10,719)	(88,109)	(26,658)
Total interest expense, net	$139,441	$402,671	$473,088

NOTE 21 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income as of December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
Rental income	$251,542	411,962	$388,058
Rental expense	(97,071)	(216,615)	(289,342)
Total rental income, net	$154,471	195,347	$98,716

NOTE 22 – OTHER INCOME, NET

The following table shows the details of net other income (expenses) for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Government grant	$231,918	$1,061,274	$194,001
Sampling reimbursement	-	21,624	-
Exchange gains	141,296	5,834	31,749
Bank charges	16,458	(1,324)	(11,397)
Donation	(11,118)	(4,237)	-
Miscellaneous income	30,754	5,099	10,762
Miscellaneous expenses	(41,604)	(215,751)	(5,585)
Total other income, net	$367,704	872,519	$219,530

NOTE 23 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (21.50% of total revenues) during fiscal year ended December 31, 2024. As of December 31, 2024, the amount due from this customer included in accounts receivable were $2,109,572, representing 17.16% of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for 14.51% of total accounts receivable for the fiscal year ended December 31, 2024.

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

For the years ended December 31, 2024, 2023 and 2022, there was no significant concentration in suppliers for the Company’s raw material purchase.

The Company has numerous suppliers that could be substituted should any of the current suppliers become unavailable or non-competitive.

NOTE 24 – RELATED PARTY TRANSACTIONS

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

Weidi purchases products from the Company. During the fiscal years ended December 31, 2024 and 2023, the transactions between the Company and Weidi amounted to $1,179,872 and $0, respectively. As of December 31, 2024 and 2023, the Company has accounts receivable from Weidi of $1,314,332 and $0, respectively.

There were no transactions between the Company and Xiangze, the Company and Xiaobai, the Company and Chuanlong Lin during the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company had no outstanding balances from these entities.

Shengling Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024 and 2023, Shengling Xiang provided working capital of $349,737 and $2,217, respectively. As of December 31, 2024 and 2023, the Company had outstanding payable of $333,840 and $0, respectively, to this individual. This represented unsecured, due on demand and interest-free borrowings between the Company and Shengling Xiang.

Lingyi Kong periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024 and 2023, Lingyi Kong provided working capital of $11,374,390 and $16,559,369, respectively. As of December 31, 2024 and 2023, the Company had outstanding payable due to Lingyi Kong with an amount of $3,510,165 and $1,877,489, respectively. This represented unsecured, due on demand and interest-free borrowings between the Company and Lingyi Kong. For the years ended December 31, 2024 and 2023, there were notes receivables endorsed by Lingyi Kong with recourse to the Company’s suppliers to settle accounts payable in the amount of $7,255,413 and $6,797,772, respectively.

Chunhua Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2024 and 2023, Chunhua Xiang provided working capital of $0 and $9,886, respectively. As of December 31, 2024 and 2023, the Company had no outstanding balance payable to this individual.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2024 and 2023:

Accounts	Name of related parties	2024	2023
Due to related party	Lingyi Kong	3,176,325	1,877,489
	Wenzhou Ailefu Technology Co. Ltd.	-	405,640
	Shengling Xiang	333,840	-
TOTAL		$3,510,165	$2,283,129

NOTE 25 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each. There are currently 49,588,235 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall always vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

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

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers (“Purchasers”) in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 16,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share, subject to adjustment as provided therein, for an aggregate of purchase price of $8,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire three years after the issuance date. In November 2024, Purchasers exercised warrants on a cashless basis, and the Company issued 22,588,235 Class A ordinary shares. As of December 31, 2024, all warrants were exercised.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiaries. The reserved amount as determined pursuant to PRC statutory laws totaled $1,123,204 and $1,113,170 as of December 31, 2024 and 2023, respectively.

Under PRC laws and regulations, paid in capital, additional paid in capital, and statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation.

NOTE 26 – INCOME TAXES

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

Wenzhou Wenjie Technology Limited is established in PRC and is subject to a statutory income tax rate of 25%.

Ruike Electronics (Wenzhou) Co., Ltd is established in PRC and has an applicable EIT rate of 5%.

Zhejiang Leiya Electronics Limited and Wenzhou New Focus Limited are the Company’s main operating subsidiaries in PRC. Zhejiang Leiya Electronics is a high technology company and has an applicable EIT rate of 15%. Wenzhou New Focus Limited has an applicable EIT rate of 5%. As of December 31, 2024, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024, 2023 and 2022, respectively, and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended December 31, 2024, 2023 and 2022 as follows:

	2024	2023	2022
Income before taxes excluded the amounts of loss incurring entities	$856,301	$2,246,230	$3,887,240
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$128,445	$312,965	583,086
Tax effect of R&D expenses deduction	(296,833)	(148,687)	(139,840)
Tax effect of accumulated loss	-	(4,425)	(18,166)
Tax effect of non-deductible expenses	102,050	33,393	12,692
Income tax expenses	$(66,338)	$193,246	$437,771

Income taxes for the years ended December 31, 2024, 2023 and 2022 are attributed to the Company’s continuing operations in China and consisted of:

	2024	2023	2022
Current income tax	$4,008	$193,246	$437,771
Deferred income tax	(70,346)	-	-
Total income tax expense	$(66,338)	$193,246	$437,771

The deferred tax assets consisted of the following as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Deferred tax assets:
Opening balance	$32,534	$33,490	$36,247
Bad debt	24,828	-	-
Inventory provision	43,756	-	-
Advance to suppliers allowance	9,151	-	-
Effect of exchange rate	(9,275)	(956)	(2,757)
Total	$100,994	$32,534	$33,490

There was no valuation allowance for the deferred tax assets as of December 31, 2024 and 2023. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely that the company will realize the benefits of those deductible differences as of December 31, 2024 and 2023.

NOTE 27 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2024 and 2023, the Company had two lease agreements, which has been disclosed under right of use lease assets in Note 8 – Leases. As of December 31, 2024 and 2023, the Company had no material purchase commitments.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of December 31, 2024 and 2023, the Company had no pending legal proceedings outstanding.

NOTE 28 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results as one operating segment. The Company has a single operating entity at a single location, and all the products are electrical products and use similar product line and labor. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following tables present revenue for five major markets for the years ending December 31, 2024, 2023 and 2022, respectively.

	December 31, 2024
Top Five International Markets:	Sales Amount (In USD)	As % of Sales
China	$19,575,794	64.61%
France	1,516,466	5.00%
Israel	909,207	3.00%
Nigeria	827,955	2.73%
U.K.	781,562	2.58%

	December 31, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$11,005,500	54.15%
Australia	1,558,935	7.67%
Poland	1,318,926	6.49%
U.K.	1,053,668	5.18%
Germany	1,016,250	5.00%

	December 31, 2022
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$18,033,220	67.02%
Poland	1,607,394	5.97%
Germany	1,217,732	4.53%
Canada	971,909	3.61%
U.K.	879,733	3.27%

NOTE 29 – FINANCIAL IMPACT OF COVID-19

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

As the PRC government announced optimization of COVID-19 rules in November 2022, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. The financial impact of COVID-19 outbreak on the Company’s financial condition and results of operations is declining. However, during the fiscal year ended December 31, 2024, the COVID-19 pandemic continued to spread in China and other parts of the world, and for the full fiscal year of 2025, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations.

NOTE 30 – SUBSEQUENT EVENTS

One of the Company’s related parties, Wenzhou Weidi Technology Co. Ltd. (Weidi), changed 100% of its ownership to an arm’s length party on March 26, 2025. Weidi is no longer a related party to the Company since then.

The Company has evaluated subsequent events through April XX, 2025. No other matters were identified affecting the accompanying financial statements or related disclosures.

NOTE 31 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

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

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash	118,057	2,364
Due from subsidiaries	9,819,000	1,569,000
Advance to suppliers	4,950,000	5,000,000
Non-current assets
Investment in subsidiaries	$12,311,068	$13,813,334
Total assets	$27,198,125	$20,384,698
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$612,390	$182,611

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A shares, 450,000,000 shares authorized; 49,588,235 shares issued and outstanding as of December 31, 2024; 11,000,000 shares issued and outstanding as of December 31, 2023	4,959	1,100
Class B shares, 50,000,000 shares authorized; 1,000,000 shares issued and outstanding as of December 31, 2024 and 2023	100	100
Additional paid-in capital	18,641,264	10,645,122
Retained earnings	9,184,408	10,300,385
Accumulated other comprehensive (loss) gain	(1,244,996)	(744,619)
Total shareholders’ equity	26,585,735	20,202,087
Total liabilities and shareholders’ equity	$27,198,125	$20,384,698

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2024	2023	2022
EQUITY IN EARNINGS OF SUBSIDIARIES	$(1,115,977)	$1,218,714	$3,475,961
NET (LOSS) INCOME	(1,115,977)	1,218,714	3,475,961
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(500,376)	(360,677)	(611,144)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(1,616,353)	$858,037	$2,864,817

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,115,977)	$1,218,714	$3,475,961
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries	(1,115,977)	1,218,714	3,475,961
Item not involving cash:
Provision for advance to suppliers	50,000	-	-
Changes in operating assets and liabilities:
Due from subsidiaries	(8,250,000)	(1,569,000)	-
Other current liabilities	(21,510)	20,510	(1,000)
Net cash used in operating activities	(8,335,596)	(1,716,329)	(150)

CASH FLOW FROM INVESTING ACTIVITIES
Advance for potential land purchase	-	201,354	(4,201,354)
Advance for potential warehouse investment	-	(1,000,000)	-
Long-term investment	-	(3,900,000)	-
Net cash used in investing activities	-	(4,698,646)	(4,201,354)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from IPO	-	-	10,080,231
Proceeds from private placement	8,000,000	-	-
Proceeds from related party	2,081,165	-	-
Repayments to related party	(1,629,876)	-	-
Net cash provided in financing activities	8,451,289	-	10,080,231
EFFECT OF FOREIGN EXCHANGE	-	-	538,612
CHANGES IN CASH AND RESTRICTED CASH	115,693	(6,414,975)	6,417,339
CASH AND RESTRICTED CASH, beginning of year	2,364	6,417,339	-
CASH AND RESTRICTED CASH, end of year	$118,057	$2,364	6,417,339