Form 20-F
period 2025-12-31
Erayak Power Solution Group Inc.
filed 2026-04-29
CIK 1825875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Lingyi Kong, Chief Executive Officer

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
class A ordinary shares, par value $0.22 per share	RAYA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 854,094 Class A Ordinary Shares and 40,910 Class B Ordinary Shares issued and outstanding as of December 31, 2025 and 978,477 Class A Ordinary Shares and 4,091 Class B Ordinary Shares issued and outstanding as of April 27, 2026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes ☐ No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report (“Annual Report”):

●	“China” or the “PRC” refer to the People’s Republic of China;

●	“Erayak” refers to ERAYAK Power Solution Group Inc., a Cayman Islands exempted company;

●	“Erayak BVI” refers to Erayak Power Solution Limited, a British Virgin Islands company and a wholly-owned subsidiary of Erayak;

●	“Erayak HK” refers to Erayak Power Solution Hong Kong Limited, a Hong Kong company and a wholly-owned subsidiary or Erayak BVI;

●	“Erayak WFOE” refers to Wenzhou Wenjie Information Technology Co. Ltd., a wholly foreign-owned enterprise (“WFOE”) incorporated in the PRC and a wholly-owned subsidiary of Erayak HK;

●	“Ruike” refers to Ruike Electronics (Wenzhou) Co., Ltd., a PRC company and a wholly-owned subsidiary of Erayak HK; and

●	“Zhejiang Leiya” refers to Zhejiang Leiya Electronics Co. Ltd., a PRC company and a wholly-owned subsidiary of Erayak WFOE;

●	“Wenzhou New Focus” refers to Wenzhou New Focus Technology & Electronic Co., Ltd., a PRC company and a wholly-owned subsidiary of Zhejiang Leiya.

●	“Class A Ordinary Shares” refers to class A ordinary share, par value $0.22 per share of the Company

●	“Class B Ordinary Shares” refers to class B ordinary share, par value $0.22 per share of the Company

●	“Ordinary Shares” refers to Class A Ordinary Shares and Class B Ordinary Shares of the Company

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

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Period Ended USD:RMB exchange rate	6.9931	7.2993	7.0999
Period Average USD:RMB exchange rate	7.1875	7.1957	7.0809

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

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3-Key Information-Risk Factors,” “Item 4-Information on the Company,” “Item 5-Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

Nexora Group Inc. was incorporated on October 7, 2025 under the laws of the State of Nevada, United States, and is a wholly owned subsidiary of Erayak. Nexora Group Inc. serves as the Company's regional headquarters in North America, primarily responsible for localized research and development (“R&D”), brand management, and marketing strategies, as well as sales and logistics operations to support our expansion in the region.

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

Tang Qian & Associates PLLC, our current independent registered public accounting firm for the year ended December 31, 2025 and Fortune CPA, our former independent registered public accounting firm for the years ended December 31, 2023 and 2024, are registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Tang Qian & Associates PLLC’s and Fortune CPA’s compliance with applicable professional standards. Tang Qian & Associates PLLC is headquartered in Dallas, Texas and Fortune CPA is headquartered in Orange, California. As of the date of this Annual Report, neither Tang Qian & Associates PLLC nor Fortune CPA are included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors - Risks Related to Doing Business in China - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 35 of this Annual Report.

PRC Regulatory Permissions

Our subsidiaries currently have obtained all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license and agency bookkeeping license. The business license is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. The agency bookkeeping license is issued by the financial department to enterprises, allowing enterprises to accept entrusted bookkeeping business. The business license and agency bookkeeping license are the only two permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. In addition, Erayak BVI and Erayak HK are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this Annual Report. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we or our subsidiaries inadvertently conclude that such permissions and approvals relating to the operations of our business are not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the applicable laws, regulations, interpretations and regulatory environment, we or our subsidiaries could be subject to liabilities, monetary penalties and even operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On December 28, 2021, the Cybersecurity Review Measures (2021 version) was promulgated and took effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users seeks to list on a foreign stock exchange should also be subject to cybersecurity review by the CAC. The Cybersecurity Review Measures (2021 version), among others, evaluates the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if the CAC concerns or it potentially poses risks to national security. Our PRC counsel, Gaopeng & Partners, is of the view that the Company is not subject to the cybersecurity review by the CAC for the resale of securities of the Company, since (1) the Company is listed on Nasdaq and does not “seek to list on any other foreign stock exchange”; (2) the Company does not hold personal information of more than one million users in its business operations through its subsidiaries or variable interest entity; and (3) data processed in the Company’s business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. As a result, the Company is not subject to a cybersecurity review under the Cybersecurity Review Measures (2021 version). However, there can be no assurance that the PRC authorities may take a view that is not contrary to or otherwise different from the opinion stated above and the changing applicable laws, regulations or interpretations may require us to do so in the future. See “Risk Factors - Risks Related to Doing Business in China.”

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

Accordingly, any future failure to obtain prior approval of the CSRC, CAC, or any other Chinese authorities for the listing and trading of our Class A Ordinary Shares on a foreign stock exchange could have a material adverse effect upon our business. If we or our subsidiaries inadvertently conclude that such approval or permission is not required, fail to obtain and maintain such approval or permission required, we or our subsidiaries may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek CSRC, CAC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operations in China, delays in or restrictions on the repatriation of the proceeds from our future offshore offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, prospects, the trading price of our Class A Ordinary Shares, and the ability to offer the securities being registered to foreign investors.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this Annual Report, we will not be required to submit an application to the CSRC for its approval of this registration statement and the listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

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

In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. As a result, we will not be required to file with the CSRC within three business days after the resale in connection with this registration statement. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in China - The filing, approval or other administration requirements of the CSRC or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 16 of this Annual Report.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. See “Risk Factors - Risks Related to Doing Business in China - Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us,” “Risk Factors - Risks Related to Doing Business in China - Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China,” and “Risk Factors - Risks Related to Doing Business in China - We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers” on pages 22 and 34, respectively, of this Annual Report.

Although we have not received any denial to continue to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. For more detailed information, see “Risk Factors - Risks Related to Doing Business in China - The approval of the CSRC may be required in connection with our future offshore offering, and, if required, we cannot predict whether we will be able to obtain such approval” and “Risk Factors - Risks Related to Doing Business in China - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 18 of this Annual Report.

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

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including our future offshore offering. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this registration statement from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for our future offshore offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our future offshore offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our future offshore offering before settlement and delivery of our Class A Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our future offshore offering, we may be unable to obtain such approval or a waiver of such approval requirements, if and when procedures are established to obtain such approval or a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Summary of Risk Factors

Investing in our securities involves a high degree of risk. This summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 16 of this Annual Report.

Risks Related to Doing Business in China

●	The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable (see “Risk Factors - Risks Related to Doing Business in China- The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 16 of this Annual Report).

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers (see “Risk Factors - Risks Related to Doing Business in China- We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 18 of this Annual Report).

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably (see “Risk Factors - Risks Related to Doing Business in China- If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably” on page 21 of this Annual Report).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations (see “Risk Factors - Risks Related to Doing Business in China- Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” on page 21 of this Annual Report).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors - Risks Related to Doing Business in China- Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 22 of this Annual Report).

●	The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors (see “Risk Factors - Risks Related to Doing Business in China- The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors” on page 23 of this Annual Report).

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see “Risk Factors - Risks Related to Doing Business in China- To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 24 of this Annual Report).

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably (see “Risk Factors - Risks Related to Doing Business in China- PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably” on page 24 of this Annual Report).

●	Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations (see “Risk Factors - Risks Related to Doing Business in China- Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 24 of this Annual Report).

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC (see “Risk Factors - Risks Related to Doing Business in China- There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC” on page 25 of this Annual Report).

●	We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business (see “Risk Factors - Risks Related to Doing Business in China- We rely on dividends, loans and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business” on page 26 of this Annual Report).

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares (see “Risk Factors - Risks Related to Doing Business in China- Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares” on page 27 of this Annual Report).

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors - Risks Related to Doing Business in China- The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China” on page 29 of this Annual Report).

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors - Risks Related to Doing Business in China- PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 30 of this Annual Report).

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law (see “Risk Factors - Risks Related to Doing Business in China- If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 30 of this Annual Report).

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities (see “Risk Factors - Risks Related to Doing Business in China- There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities” on page 31 of this Annual Report).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries (see “Risk Factors - Risks Related to Doing Business in China- PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries” on page 31 of this Annual Report).

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation (see “Risk Factors - Risks Related to Doing Business in China- If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation” on page 34 of this Annual Report).

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering (see “Risk Factors - Risks Related to Doing Business in China- The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 35 of this Annual Report).

●	Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction (see “Risk Factors - Risks Related to Doing Business in China- Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” on page 37 of this Annual Report).

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us (see “Risk Factors - Risks Related to Doing Business in China- Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 37 of this Annual Report).

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations (see “Risk Factors - Risks Related to Doing Business in China- We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 38 of this Annual Report).

●	Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations (see “Risk Factors - Risks Related to Doing Business in China- Escalating U.S.-China trade tensions and newly imposed tariffs may adversely impact our business, financial condition, and results of operations” on page 39 of this Annual Report).

Risks Related to Our Business and Industry

●	We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares (see “Risk Factors - Risks Related to Our Business and Industry- We are a holding company, and may rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares” on page 40 of this Annual Report).

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business (see “Risk Factors - Risks Related to Our Business and Industry- Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” on page 41 of this Annual Report).

●	The considerable uncertainty in Chinese economic growth could hurt demand of our products (see “Risk Factors - Risks Related to Our Business and Industry- The considerable uncertainty in Chinese economic growth could hurt demand of our products” on page 41 of this Annual Report).

●	Tariffs could materially have a negative impact on the demand for our products (see “Risk Factors - Risks Related to Our Business and Industry- Tariffs could materially have a negative impact on the demand for our products” on page 41 of this Annual Report).

●	We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors (see “Risk Factors - Risks Related to Our Business and Industry- We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors” on page 42 of this Annual Report).

●	Competition within the generator industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on generator prices (see “Risk Factors - Risks Related to Our Business and Industry- Competition within the generator industry may adversely affect our ability to sell our products, and excess production capacity in the industry could put downward pressure on generator prices” on page 43 of this Annual Report).

●	We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues (see “Risk Factors - Risks Related to Our Business and Industry- We traditionally have had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues” on page 43 of this Annual Report).

●	The loss of any of our key customers could reduce our revenues and our profitability (see “Risk Factors - Risks Related to Our Business and Industry- The loss of any of our key customers could reduce our revenues and our profitability” on page 44 of this Annual Report).

●	The loss of any of our key vendors could have a materially adverse effect on our results of operations (see “Risk Factors - Risks Related to Our Business and Industry- The loss of any of our key vendors could have a materially adverse effect on our results of operations” on page 44 of this Annual Report).

●	We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all (see “Risk Factors - Risks Related to Our Business and Industry- We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all” on page 46 of this Annual Report).

●	We have a high debt to asset ratio, which may put us at high risk of default on our loans (see “Risk Factors - Risks Related to Our Business and Industry- We have a high debt to asset ratio, which may put us at high risk of default on our loans” on page 47 of this Annual Report).

●	If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs (see “Risk Factors - Risks Related to Our Business and Industry- If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs” on page 53 of this Annual Report).

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws (see “Risk Factors - Risks Related to Our Business and Industry- You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws” on page 53 of this Annual Report).

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business (see “Risk Factors - Risks Related to Our Business and Industry- We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our failure to comply with our legal obligations could harm our reputation and business” on page 54 of this Annual Report).

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition (see “Risk Factors - Risks Related to Our Business and Industry- A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition” on page 54 of this Annual Report).

●	We may face risks related to the ongoing Russian invasion of Ukraine, escalating tensions and conflicts in the Middle East (including involving Iran), and any other conflicts that may arise on a global or regional scale, which could adversely affect our business and results of operations. (see “Risk Factors - Risks Related to Our Business and Industry- We may face risks related to the ongoing Russian invasion of Ukraine, escalating tensions and conflicts in the Middle East (including involving Iran), and any other conflicts that may arise on a global or regional scale, which could adversely affect our business and results of operations.” on page 55 of this Annual Report).

Risks Related to our Securities

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors (see “Risk Factors - Risks Related to Our Securities- We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors” on page 56 of this Annual Report).

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects (see “Risk Factors - Risks Related to Our Securities- We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects” on page 56 of this Annual Report).

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price (see “Risk Factors - Risks Related to Our Securities- The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price” on page 59 of this Annual Report).

●	There may not be an active, liquid trading market for our Class A Ordinary Shares (see “Risk Factors - Risks Related to Our Securities- There may not be an active, liquid trading market for our Class A Ordinary Shares” on page 59 of this Annual Report).

●	If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see “Risk Factors – Risks Related to our Securities– If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them” on page 58 of this Annual Report).

A. Selected Financial Data

Summary of Financial Position and Cash Flows ERAYAK Power Solution Group Inc. and Subsidiaries

The consolidated financial statements included in this Annual Report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, ERAYAK Power Solution Group Inc., together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, a Cayman Islands exempted company, ERAYAK Power Solution Group Inc. (“Parent Company” in the tables below), and its subsidiaries, together with eliminating adjustments:

Consolidated Statements of Operations Information

	As of December 31, 2025					As of December 31, 2024					As of December 31, 2023
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Assets
Current assets
Cash	9,293	427,495	436,788		436,788	118,057	1,206,753	1,324,809		1,324,809	2,364	5,876,070	5,878,434		5,878,434
Accounts receivable, net	-	13,582,352	13,582,352		13,582,352	-	12,037,136	12,037,136		12,037,136	-	6,253,189	6,253,189		6,253,189
Accounts receivable, related parties	-	3,178,800	3,178,800		3,178,800	-	1,314,332	1,314,332		1,314,332					-
Inventory	-	9,725,561	9,725,561		9,725,561	-	8,836,815	8,836,815		8,836,815	-	7,056,459	7,056,459		7,056,459
Prepaids and other current assets	4,700,000	6,958,838	11,658,838	(4,000,000)	7,658,838	4,950,000	8,627,245	13,577,245	(4,000,000)	9,577,245	5,000,000	1,910,108	6,910,108	(4,000,000)	2,910,108
Due from subsidiaries	9,864,000	-	9,864,000	(9,864,000)	-	9,819,000	-	9,819,000	(9,819,000)	-	1,569,000		1,569,000	(1,569,000)	-
Due from parent	-	-	-		-	-	-	-		-	-	21,510	21,510	(21,510)	-
Short-term investment		4,537,044	4,537,044		4,537,044
Other current assets		4,244,138	4,244,138		4,244,138
Total current assets	14,573,293	42,654,227	57,227,520	(13,864,000)	43,363,520	14,887,057	32,022,281	46,909,337	(13,819,000)	33,090,337	6,571,364	21,117,336	27,688,700	(5,590,510)	22,098,190
Property and equipment, net	-	7,102,555	7,102,555		7,102,555	-	2,157,214	2,157,214		2,157,214	-	1,924,975	1,924,975		1,924,975
Intangibles, net	-	2,678,447	2,678,447		2,678,447	-	61,972	61,972		61,972	-	31,853	31,853		31,853
ROU assets	-	6,032,330	6,032,330		6,032,330	-	6,457,903	6,457,903		6,457,903	-	7,338,505	7,338,505		7,338,505
Deferred tax assets	-	78,033	78,033		78,033	-	100,994	100,994		100,994	-	32,534	32,534		32,534
Long-term deferred expenses	-	-	-		-	-	-	-		-		-	-		-
Long-term investment		193,453	193,453		193,453		410,998	410,998		410,998
Other non-current assets	-	-	-		-	-	3,753,785	3,753,785		3,753,785	-	3,859,209	3,859,209		3,859,209
Investment in subsidiaries	13,295,892	-	13,295,892	(13,295,892)	-	4,090,580	-	4,090,580	(4,090,580)	-	4,090,573	-	4,090,573	(4,090,573)	-
Total Assets	27,869,185	58,739,045	86,608,230	(27,159,892)	59,448,338	18,977,637	44,965,147	63,942,784	(17,909,580)	46,033,203	10,661,938	34,304,412	44,966,350	(9,681,083)	35,285,266

Liabilities
Short-term borrowings	-	8,293,890	8,293,890		8,293,890	-	1,055,828	1,055,828		1,055,828	-	70,424	70,424		70,424
Accounts payable	-	6,097,560	6,097,560		6,097,560	-	8,335,266	8,335,266		8,335,266	-	5,689,101	5,689,101		5,689,101
Accounts payable, related parties	-	132,136	132,136		132,136
Accrued exp and other current liabilities	-	6,765,322	6,765,322	(4,000,000)	2,765,322	-	5,450,083	5,450,083	(4,000,000)	1,450,083	-	7,876,981	7,876,981	(4,000,000)	3,876,981
Tax payables	-	929,213	929,213		929,213	-	1,021,394	1,021,394		1,021,394	-	1,066,569	1,066,569		1,066,569
Long-term payable - current portion	-	778,103	778,103		778,103	-	161,529	161,529		161,529	-	225,383	225,383		225,383
Due to related parties	612,390	1,164,498	1,776,888		1,776,888	612,390	2,897,775	3,510,165		3,510,165	161,101	2,122,028	2,283,129		2,283,129
Due to subsidiaries	-	-	-		-	-	-	-		-	21,510	-	21,510	(21,510)	-
Due to parent	-	9,864,000	9,864,000	(9,864,000)	-	-	9,819,000	9,819,000	(9,819,000)	-	-	1,569,000	1,569,000	(1,569,000)	-
Total current liabilities	612,390	34,024,722	34,637,112	(13,864,000)	20,773,112	612,390	28,740,875	29,353,265	(13,819,000)	15,534,265	182,611	18,619,486	18,802,097	(5,590,510)	13,211,587
Deferred revenue	-	-	-		-	-	-	-		-	-	-	-		-
Long-term payable	-	3,409,358	3,409,358		3,409,358	-	3,913,204	3,913,204		3,913,204	-	1,871,591	1,871,591		1,871,591
Total liabilities	612,390	37,434,080	38,046,470	(13,864,000)	24,182,470	612,390	32,654,079	33,266,469	(13,819,000)	19,447,468	182,611	20,491,077	20,673,688	(5,590,510)	15,083,178

SHAREHOLDER’S EQUITY
Ordinary Shares, $0.22 par	19,689	13,295,892	13,315,581	(13,295,892)	19,689	5,059	4,090,580	4,093,380	(4,090,580)	5,059	1,200	4,090,573	4,091,773	(4,090,573)	1,200
Additional paid in capital	27,837,444	-	27,837,444		27,837,444	18,641,264	-	18,641,264		18,641,264	10,645,122	-	10,645,122		10,645,122
Statutory reserve	-	1,244,717	1,244,717		1,244,717	-	1,123,204	1,123,204		1,123,204	-	1,113,170	1,113,170		1,113,170
(Accumulated deficit)/retained earning	(600,339)	7,150,093	6,549,754		6,549,754	(281,075)	8,342,280	8,061,204		8,061,204	(166,989)	9,354,204	9,187,215		9,187,215
Accumulated other comprehensive income (loss)		(385,736)	(385,736)		(385,736)		(1,244,996)	(1,244,996)		(1,244,996)	(7)	(744,612)	(744,619)		(744,619)
Total shareholders’ equity	27,256,795	21,304,965	48,561,760	(13,295,892)	35,265,868	18,365,247	12,311,068	30,676,315	(4,090,580)	26,585,735	10,479,327	13,813,334	24,292,661	(4,090,573)	20,202,087

Total liabilities and shareholders’ equity	27,869,185	58,739,045	86,608,230	(27,159,892)	59,448,338	18,977,637	44,965,147	63,942,784	(17,909,580)	46,033,203	10,661,938	34,304,411	44,966,349	(9,681,083)	35,285,266

	For the fiscal year ended December 31, 2025					For the fiscal year ended December 31, 2024					For the fiscal year ended December 31, 2023
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Cash flows from operating activities
Net income (loss)	(319,264)	(1,070,674)	(1,389,938)	-	(1,389,938)	(114,086)	(1,001,890)	(1,115,977)	-	(1,115,977)	(167,839)	1,386,552	1,218,714	-	1,218,714
Adjustment for items not affecting cash
Depreciation and amortization	-	574,142	574,142	-	574,142	-	431,921	431,921	-	431,921	-	388,002	388,002	-	388,002
Loss on PPE disposition	-	241	241	-	241	-	-	-	-	-	-		-	-	-
Bad debt (recovery) expense	-	122,847	122,847	-	122,847	-	224,534	224,534	-	224,534	-	36,972	36,972	-	36,972
Impairment provision of advance to	250,000	129,480	379,480	-	379,480	50,000	61,882	111,882	-	111,882
Inventory impairment provision	-	(368,693)	(368,693)	-	(368,693)	-	295,907	295,907	-	295,907	-	81,621	81,621		81,621
Loss on long-term investment		229,170	229,170	-	229,170
Deferred tax assets	-	26,642	26,642	-	26,642	-	(70,346)	(70,346)	-	(70,346)	-		-	-	-
Deferred revenue	-		-	-	-	-	-	-	-	-	-		-	-	-
Deferred expense	-		-	-	-	-	-	-	-	-	-		-	-
Imputed interest expenses	-	-	-		-	-	-	-	-	-	-	17,755	17,755		17,755
ROU	-	689,181	689,181	-	689,181	-	689,922	689,922	-	689,922	-	514,691	514,691	-	514,691
Changes in operating assets and liabilities
Accounts receivable	-	(1,515,112)	(1,515,112)	-	(1,515,112)	-	(6,261,153)	(6,261,153)	-	(6,261,153)		3,395,976	3,395,976	-	3,395,976
Accounts receivable, related parties		(1,758,046)	(1,758,046)	-	(1,758,046)	-	(1,333,255)	(1,333,255)	-	(1,333,255)	-		-	-	-
Note receivable	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Inventories	-	(119,552)	(119,552)	-	(119,552)	-	(2,297,437)	(2,297,437)	-	(2,297,437)	-	(1,091,117)	(1,091,117)	-	(1,091,117)
Advances to suppliers	-	3,133,282	3,133,282	-	3,133,282	-	(6,947,539)	(6,947,539)	-	(6,947,539)	-	(1,250,467)	(1,250,467)	-	(1,250,467)
Advances to suppliers, related parties		(1,250,036)	(1,250,036)		(1,250,036)
Prepaid expenses and Other receivable	-	(115,571)	(115,571)	-	(115,571)	(21,510)	1,949	(19,561)	-	(19,561)	-	(126,386)	(126,386)	21,510	(104,876)
Other current assets	-	(4,129,347)	(4,129,347)	-	(4,129,347)				-
Other non-current assets	-	3,812,174	3,812,174	-	3,812,174				-
Loan receivable	-	-	-	-	-	-	-	-	-	-	-	163,821	163,821		163,821
Accounts payable	-	(2,532,280)	(2,532,280)	-	(2,532,280)	-	2,644,525	2,644,525	-	2,644,525	-	1,085,320	1,085,320	-	1,085,320
Accounts payable, related parties	-	128,562	128,562	-	128,562				-
Accrued expenses and other current	-	156,410	156,410	-	156,410	-	(2,498,165)	(2,498,165)	-	(2,498,165)	-	6,382,631	6,382,631	(4,021,510)	2,361,121
Advances from customers	-	893,482	893,482	-	893,482	-	284,372	284,372	-	284,372	-	(334,225)	(334,225)	-	(334,225)
Tax payable	-	(133,201)	(133,201)	-	(133,201)	-	(16,269)	(16,269)	-	(16,269)	-	246,425	246,425	-	246,425
Net cash provided by (used in) operating	(69,264)	(3,096,899)	(3,166,162)	-	(3,166,162)	(85,596)	##########	#########	-	(15,876,639)	(167,839)	10,897,572	10,729,733	(4,000,000)	6,729,733

Cash flows from investing activities
Purchases of property, plant and eq	-	(5,239,108)	(5,239,108)	-	(5,239,108)	-	(517,813)	(517,813)	-	(517,813)	-	(684,210)	(684,210)	-	(684,210)
Acquisition of intangible assets	-	(2,598,025)	(2,598,025)	-	(2,598,025)	-	(37,082)	(37,082)	-	(37,082)	-	(25,689)	(25,689)	-	(25,689)
Fixed deposit	-	-	-	-	-	-	-	-	-	-		(3,869,565)	(3,869,565)		(3,869,565)
Advance payment on oversea land	-		-	-	-	-	-	-	-	-	201,354		201,354	4,000,000	4,201,354
Advance payment on LT warehouse	-		-	-	-	-	-	-	-	-	(1,000,000)		(1,000,000)		(1,000,000)
Short-term investment		(4,537,044)	(4,537,044)	-	(4,537,044)				-
Long-term investment	-	-	-	-	-	-	(417,016)	(417,016)	-	(417,016)	(3,900,000)	(8,010,035)	(11,910,035)	11,910,035	-
Net cash provided by (used in) investing	-	(12,374,177)	(12,374,177)	-	(12,374,177)	-	(971,911)	(971,911)	-	(971,911)	(4,698,646)	(12,589,499)	(17,288,145)	15,910,035	(1,378,110)

Cash flows from financing activities
Proceeds from short-term borrowing	-	10,260,899	10,260,899	-	10,260,899	-	1,310,576	1,310,576	-	1,310,576	-	4,653,363	4,653,363	-	4,653,363
Repayments on short-term borrowing	-	(3,263,585)	(3,263,585)	-	(3,263,585)	-	(309,032)	(309,032)	-	(309,032)	-	(10,231,750)	(10,231,750)	-	(10,231,750)
Proceeds from share issuance	#######	407,000	9,272,500	-	9,272,500	########	100	8,000,100	-	8,000,100	-	11,910,035	11,910,035	(11,910,035)	-
Proceeds from related parties	-	7,403,348	7,403,348	-	7,403,348	########	9,644,699	11,725,864	-	11,725,864	-	16,968,314	16,968,314	-	16,968,314
Payment to related parties	-	(9,338,647)	(9,338,647)	-	(9,338,647)	########	(8,780,767)	#########	-	(10,410,643)	-	(15,064,679)	(15,064,679)	-	(15,064,679)
Proceeds from parent		8,905,000	8,905,000	########	-	-	8,250,000	8,250,000	#######	-		1,570,000	1,570,000	(1,547,490)	22,510
Payments to parent		-	-	-	-	-	-	-	-	-		(21,510)	(21,510)	21,510	-
Proceeds from subsidiaries			-	-	-	-	-	-	-	-	21,510		21,510	(21,510)	-
Payment to subsidiaries	#######		(8,905,000)	########	-	########	-	(8,250,000)	########	-	(1,570,000)		(1,570,000)	1,547,490	(22,510)
Proceeds from long-term payable	-	4,390,957	4,390,957	-	4,390,957	-	3,846,742	3,846,742	-	3,846,742	-	6,312,856	6,312,856	-	6,312,856
Payment on long-term payable	-	(4,454,868)	(4,454,868)	-	(4,454,868)	-	(1,782,400)	(1,782,400)	-	(1,782,400)	-	(9,075,497)	(9,075,497)	-	(9,075,497)
Net cash provided by (used in) financing a	(39,500)	14,310,104	14,270,604	-	14,270,604	201,289	12,179,918	12,381,207	-	12,381,207	(1,548,490)	7,021,132	5,472,642	(11,910,035)	(6,437,393)
Effect of foreign exchange	-	381,713	381,713	-	381,713	-	(86,282)	(86,282)	-	(86,282)	-	(103,044)	(103,044)	-	(103,044)
Net increase (decrease) in cash	(108,764)	(1,160,971)	(1,269,734)	-	(1,269,734)	115,693	(4,583,036)	(4,467,343)	-	(4,467,343)	(6,414,975)	5,329,205	(1,085,770)	-	(1,085,770)
Cash, beginning	118,057	1,206,753	1,324,809	-	1,324,809	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247
Cash, end	9,293	427,495	436,788	-	436,788	118,057	1,206,752	1,324,809	-	1,324,809	2,364	5,876,070	5,878,434		5,878,434

The parent company, ERAYAK Power Solution Group Inc., does not conduct operations separately from its China-based subsidiaries. Accordingly, the results of operations set forth in the audited consolidated financial statements included in this Annual Report are solely those of the China-based subsidiaries.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $859,260 and $(500,376) as of December 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2025 and 2024 were translated at RMB6.9931 and RMB7.2993 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended December 31, 2025 and 2024 were RMB7.1875 and RMB7.1957 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

As of the date of this Annual Report, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date of this Annual Report, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our Class A Ordinary Shares could be rendered worthless.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Substantially, our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our future proposed offerings. Our reporting currency is the U.S. dollar, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our RMB into U.S. dollars to make payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our future proposed offerings into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

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

Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our Class A Ordinary Shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of December 31, 2025 and 2024, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s former auditor, Fortune CPA, was based in Orange, California. The Company’s current auditor, Tang Qian & Associates PLLC, is based in Dallas, Texas, and therefore is not affected by this mandate by the PCAOB.

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

Our former auditor (Fortune CPA) and our current auditor (Tang Qian & Associates PLLC) are not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Fortune CPA and Tang Qian & Associates PLLC to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

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

We did not have any customers that individually accounted for a significant portion (10% or more) during the fiscal year ended December 31, 2025. Significant concentration of accounts receivable included two customers, who accounted for 13.69% and 13.68%, respectively, of total accounts receivable for the fiscal year ended December 31, 2025. During the fiscal year ended December 31, 2024, we sold a substantial portion of products to one customer (21.50% of total revenues), and as of the year-end date, the amount due from this customer included in accounts receivable was $2,109,572, representing 17.16% of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for 14.51% of total accounts receivable for the fiscal year ended December 31, 2024. During the fiscal year ended December 31, 2023, we sold a substantial portion of products to one customer (11.99% of total revenues), and as of the year-end date, amount due from this customer included in accounts receivable was $28,301, representing 0.45% of total accounts receivable. Beside the significant customer, there were other significant concentrations of accounts receivable, which included four customers who accounted for 25.19%, 20.59%, 11.73% and 10.28%, respectively, of the total accounts receivable for the fiscal year ended December 31, 2023. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from our top five customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top five customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of our top five customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose the customer. Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenues and results of operations and/or trading price of our Class A Ordinary Shares.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of our revenue in such period. We had zero, one and one such major customers for the fiscal years ended December 31, 2025, 2024, and 2023 , respectively. As most of our revenues are driven by customers’ orders for power solution products, there can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. In the event that we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could harm our business, financial condition, and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. During the fiscal year ended December 31, 2025, one supplier accounted for 10.31% of our total purchases, indicating a concentration of supplier risk. Management monitors this relationship on an ongoing basis to mitigate potential supply disruptions. We had no such major suppliers for the fiscal years ended December 31, 2024, and 2023. We purchase raw materials on the market at prevailing market prices. We believe that currently we can locate replacement vendors readily on the market for prevailing prices and not have significant difficulty replacing a given vendor. However, there is no guarantee that we would not develop significant reliance on certain vendors in the future. Any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, a slower supply chain, and ultimately less desirable results of operations.

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

Our Board of Directors has currently authorized the Audit Committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions other litigation.

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

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial, and other purposes. As of December 31, 2025, we have 349 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

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

For the year ended December 31, 2025, our CEO and CFO received $50,139 and $24,601 respectively as compensation. If, in the future, we need to compensate our CEO and CFO at a competitive market rate, our operating results and available cash flow would be negatively impacted accordingly.

We rely on short-term borrowings for our liquidity. Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

Our liquidity relies significantly on short-term borrowings. As of December 31, 2025, we had five outstanding short-term loans provided by three banks totaling RMB58,000,000, or approximately $8.30 million, and as of December 31, 2024, we had three outstanding short-term loans provided by two banks totaling RMB7,706,808, or approximately $1.06 million.

The Company also has bank acceptance notes outstanding with the banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. As of December 31, 2025 and 2024, restricted cash was $251,932 and $792,204, respectively. No cash is restricted to assure future credit availability.

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

As of December 31, 2025, we had approximately $24.18 million in total liabilities and approximately $59.45 in total assets. We have a high debt to asset ratio and a deficit in working capital, which may put us at high risk of default on our loans under certain circumstances, such as interest rates rising suddenly causing us unable to make our payments to the banks. If we default on our loans, we will be subject to penalties pursuant to our agreements with the banks and our business and financial condition will be materially adversely affected. In that event, our stockholders would likely experience a loss of most of or all of their investment.

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

We rely on a combination of patent, trademark, and domain name laws and non-disclosure agreements, and other methods to protect our intellectual property rights. Our Chinese subsidiaries and our Chairman, together, own 68 patents and 13 trademarks. All 68 patents and 13 trademarks have been registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). One trademark has been registered with the United States Patent and Trademark Office (“USPTO”) and the Intellectual Property Office of the United Kingdom, effective in Great Britain and Northern Ireland.

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

Our business, financial and operating performance could be materially and adversely affected by the outbreak of epidemics or pandemics, including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV), and severe acute respiratory syndrome (SARS-CoV). Any prolonged restrictive measures to control any contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

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

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, adversely impacting investor confidence and the market price of our Class A Ordinary Shares.

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

During documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In the event that we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares.

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

We had allowance for doubtful accounts in the amount of $247,803 and $259,555 as of December 31, 2025 and 2024, respectively. Our customers include various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. For example, the average accounts receivable turnover period was approximately 205 days and 110 days for the fiscal periods ended December 31, 2025 and 2024, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Based on the management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. We did not have bad debt write-off during the fiscal years ended December 31, 2025 and 2024.

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

General economic, political and social conditions affect the United States, Europe and other global markets and our business. In particular, U.S., European and other global markets, as well as our access to financing, may be affected by factors, including economic growth or its sustainability, persistent inflation, supply chain disruptions, employment levels, work stoppages, labor shortages and labor disputes, labor costs, wage stagnation, energy prices, oil, gas and fuel prices, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of the global financial markets, the growth of global trade and commerce, trade policies, the availability and cost of capital and credit (including as a result of increased interest rates) and investor sentiment and confidence. Additionally, global markets may be adversely affected by the current or anticipated impact of cyber incidents or campaigns, military conflict, including the Iran war, Russia-Ukraine conflict as well as the Hamas-Israel conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. Any sudden or prolonged market downturn in the United States or elsewhere could adversely affect our business, results of operations and financial condition, including capital and liquidity levels.

We may face risks related to the ongoing Russian invasion of Ukraine, escalating tensions and conflicts in the Middle East (including involving Iran), and any other conflicts that may arise on a global or regional scale, which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had a significant impact on the global economy, including higher energy prices and increased costs for certain raw materials, goods and services, contributing to inflation in the United States and other countries worldwide. More recently, geopolitical tensions in the Middle East, including conflicts involving Iran and surrounding regions, have further increased volatility in global energy markets, supply chains, and financial markets. These developments have caused, and may continue to cause, disruptions to financial markets and supply and distribution chains for certain raw materials, goods and services on an unprecedented scale.

The impact of sanctions and geopolitical instability has included disruptions to financial markets, challenges in completing financial or banking transactions, restrictions on travel, and difficulties in servicing customers in affected regions. In addition, nation-states involved in these conflicts could resort to cyberattacks or other actions that impact businesses globally, including those without direct exposure to the regions involved. The duration and escalation of these conflicts remain uncertain, and their short- and long-term effects on global financial and business conditions are difficult to predict.

The United States, the European Union and other countries have imposed economic sanctions in response to these conflicts, and may impose additional or expanded sanctions or take further actions if tensions escalate. Multinational corporations have adjusted their operations in affected regions, in some cases exceeding regulatory requirements. While we do not have direct business or financial ties to certain affected regions, the indirect impacts—such as increased energy and raw material costs, inflationary pressures, and disruptions to manufacturing, supply, and distribution chains—may affect our business. We will continue to monitor developments and assess appropriate responses to any direct or indirect impacts on our operations, costs, and demand for our products.

In addition, any deterioration in credit or capital markets resulting from these geopolitical conflicts could limit our ability to obtain external financing to fund operations and capital expenditures. Adverse economic conditions may also increase the risk of credit defaults and losses on accounts receivable. Accordingly, a downturn in the global economy resulting from the Russian invasion of Ukraine, Middle East conflicts, or other geopolitical events could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to our Securities

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares, and our stock price may be more volatile.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company, and substantially all of our assets are located outside of the United States. In addition, a majority of our current directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On November 15, 2023, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share. The Company was provided an initial 180-calendar day compliance period, through May 13, 2024, to regain compliance. On May 14, 2024, Nasdaq granted the Company an additional 180-calendar day period, through November 11, 2024, to regain compliance. On November 4, 2024, the Company received a letter from Nasdaq confirming that the Company had regained compliance with Listing Rule 5550(a)(2), as the closing bid price of the Company’s Class A Ordinary Shares had been at $1.00 per share or greater for ten consecutive business days from October 21, 2024 to November 1, 2024.

On September 3, 2025, the Company received a letter from Nasdaq notifying the Company that it was not in compliance with the Minimum Bid Price Requirement under Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share. The Company’s Class A Ordinary Shares had a closing bid price below $1.00 per share for 30 consecutive business days. Nasdaq issued a delisting determination, and the Company was provided until September 10, 2025 to request an appeal to the Nasdaq Hearings Panel. The Company timely requested a hearing.

In connection with its plan to regain compliance, on September 8, 2025, the Company’s shareholders and Board of Directors approved a 220-for-1 reverse stock split of the Company’s Ordinary Shares. The reverse stock split became effective for trading on the Nasdaq Capital Market on September 30, 2025. On October 14, 2025, the Company received a letter from Nasdaq confirming that the Company had regained compliance with the minimum bid price requirement under Listing Rule 5550(a)(2), as the closing bid price of the Company’s Class A Ordinary Shares had been at $1.00 per share or greater for ten consecutive business days from September 30, 2025 to October 13, 2025. The scheduled hearing was cancelled.

There can be no assurance that the Company will be able to maintain compliance with the Nasdaq listing requirements in the future.

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

The future offerings price for our o Class A Ordinary Shares will be determined through negotiations between the underwriters, investors or the placement agent, and us, and may vary from the market price of our Class A Ordinary Shares following our offerings. If you purchase our Class A Ordinary Shares in our offering, you may not be able to resell those shares at or above the offering price. We cannot assure you that the offering price of our Class A Ordinary Shares, or the market price following our future offerings, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our subsequent offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of Class A Ordinary Shares increases.

There may not be an active, liquid trading market for Class A Ordinary Shares.

Prior to our initial public offering taken place in December 2022, there has been no public market for our Class A Ordinary Shares. An active trading market for our Class A Ordinary Shares may not develop or be sustained following our initial public offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the underwriters based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

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

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

We have a limited trading history.

On December 14, 2022, our ordinary shares began trading on the Nasdaq Capital Market. Prior to that, there was no public market for our ordinary shares. Our trading history might never improve in terms of price or volume. We cannot guarantee that our Class A Ordinary Shares will remain quoted on the Nasdaq Capital Market.

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

Nexora Group Inc. was incorporated on October 7, 2025 under the laws of the State of Nevada, United States, and is a wholly owned subsidiary of Erayak. Nexora Group Inc. serves as the Company’s regional headquarters in North America, primarily responsible for localized research and development (“R&D”), brand management, and marketing strategies, as well as sales and logistics operations to support our expansion in the region.

Corporate Information

Our principal executive office is located at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China. The telephone number of our principal executive offices is +86-577-86829999. Our registered office provider in Cayman Islands is Ascentium (Cayman) Limited. Our registered office and registered office provider in the Cayman Islands are both at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is Cogency Global Inc. We maintain a corporate website at www.erayakgenerator.com. We do not incorporate the information on our website into this Annual Report and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

ERAYAK Power Solution Group Inc. was incorporated in 2019 under the laws of the Cayman Islands. We conduct business primarily through our wholly-owned subsidiaries, Ruike, Zhejiang Leiya and Wenzhou New Focus in the PRC, ERAYAK Power Solution Group Hong Kong Limited in the Hong Kong, and Nexora Group Inc. in the United States. Our company specializes in the manufacturing, research and development (“R&D”), and wholesale and retail of power solution products. Ruike’s business focuses on manufacturing new energy storage and inverter devices. Zhejiang Leiya’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles (“RVs”), electrical appliances, and outdoor living products. Our primary office is located in Zhejiang province, where we serve a large customer base throughout PRC and expand our reach to international clients. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. We seek to leverage our flexibility and passion for quality to provide a personalized mobile living solution for each customer.

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

We generated revenue mostly from four types of products: (1) inverters constituted approximately 48%, 46% and 59% of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; (2) chargers, which generated approximately 1.22%, 1.82% and 2.68% of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; (3) gasoline generators generated approximately 42.29%, 32.94% and 32.36% of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; (4) power bank generated approximately 7.50%, 16.39% and 3.96% of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

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

Recent Developments

Initial Public Offering

On December 19, 2022, the Company completed its initial public offering. In the initial public offering, the Company issued 3,000,000 Class A Ordinary Shares at a price of US$4 per share. The Company received gross proceeds in the amount of US$12 million before deducting any underwriting discounts or expenses. The Class A Ordinary Shares began trading on December 14, 2022 on the Nasdaq Capital Market under the ticker symbol “RAYA.”

Change of Independent Registered Public Accounting Firm (October 2023)

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

Registered Direct Offering (July 2025)

On July 25, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, (i) 12,396,000 Class A Ordinary Shares at a purchase price of $0.098 per share, and (ii) pre-funded warrants to purchase up to 18,216,246 Class A Ordinary Shares at a purchase price of $0.098 per Pre-Funded Warrant. The Registered Direct Offering closed on July 28, 2025. The Company received approximately $3 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. Craft Capital Management LLC acted as the exclusive placement agent in connection with the Registered Direct Offering.

Registered Direct Offering (August 2025)

On July 31, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, (i) 32,155,921 Class A Ordinary Shares at a purchase price of $0.065 per share, and (ii) pre-funded warrants to purchase up to 75,536,386 Class A Ordinary Shares at a purchase price of $0.065 per Pre-Funded Warrant. The Registered Direct Offering closed on August 1, 2025. The Company received approximately $7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. Craft Capital Management LLC acted as the exclusive placement agent in connection with the Registered Direct Offering.

Reverse Stock Split (September 2025)

On September 8, 2025, the shareholders of the Company approved, at an extraordinary general meeting of shareholders, the authorization of the board of directors to implement a reverse stock split of the Company’s issued and unissued Class A Ordinary Shares of par value of $0.0001 each and Class B Ordinary Shares of par value of $0.0001 each, at a ratio of not less than 1-for-120 and not more than 1-for-220, with the final ratio to be determined by the board of directors in its sole discretion at any time prior to the one-year anniversary of the meeting.

On the same day, the board of directors of the Company approved a 220-for-1 reverse stock split of the Company’s Ordinary Shares. The reverse stock split became effective upon the commencement of trading on the Nasdaq Capital Market on September 30, 2025. As a result of the reverse stock split, the number of Class A Ordinary Shares outstanding was reduced from 187,892,786 Class A Ordinary Shares of par value of US$0.0001 each to approximately 854,059 Class A Ordinary Shares of par value of US$0.022 each, and from 9,000,000 Class B Ordinary Shares of par value of US$0.0001 each to approximately 40,910 Class B Ordinary Shares of par value of US$0.022 each, with all fractional shares rounded up to the nearest whole share. The authorized capital of the Company be amended from US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each to US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (a) 2,045,454.5̅4̅ Class A Ordinary Shares of a par value of US$0.022 each and (b) 227,272.7̅2̅ Class B Ordinary Shares of a par value of US$0.022 each. The Company’s Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “RAYA” under the new CUSIP number G3109F111.

At-The-Market Offering (Prior Sales Agreement)

On September 29, 2025, the Company entered into a sales agreement (the “Prior Sales Agreement”) with Craft Capital Management LLC as sales agent, pursuant to which the Company was permitted to offer and sell up to US$10,000,000 of Class A Ordinary Shares in an “at-the-market” offering. The Prior Sales Agreement was terminated effective February 26, 2026. In the aggregate, the Company sold 2,683,190 Class A Ordinary Shares pursuant to the Prior Sales Agreement for net proceeds of approximately US$6.23 million.

Extraordinary General Meeting (November 2025)

On November 20, 2025, the shareholders of the Company approved, at an extraordinary general meeting of shareholders, an increase in the Company’s authorized share capital from US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (i) 2,045,454.5̅4̅ Class A Ordinary Shares of a par value of US$0.022 each and (ii) 227,272.7̅2̅ Class B Ordinary Shares of a par value of US$0.022 each, to US$220,000,000 divided into 10,000,000,000 ordinary shares of par value US$0.022 each comprising (i) 9,000,000,000 Class A Ordinary Shares of a par value of US$0.022 each and (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.022 each. In connection therewith, the shareholders approved the adoption of the fourth amended and restated memorandum and articles of association of the Company, effective on November 20, 2025.

Change of Independent Registered Public Accounting Firm (January 2026)

On January 7, 2026, the Audit Committee and Board of Directors of the Company approved the dismissal of Fortune CPA Inc. as the Company’s independent registered public accounting firm and the appointment of Tang Qian & Associates PLLC as its successor, effective January 7, 2026. During the Company’s fiscal years ended December 31, 2024 and 2023 and through the date of dismissal, there were no disagreements with Fortune CPA Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. For additional information, see “Item 16F. Change in Registrant’s Certifying Accountant” in this annual report.

Extraordinary General Meeting (February 2026)

On February 5, 2026, the shareholders of the Company approved, at an extraordinary general meeting of shareholders, the authorization of the board of directors to implement one or more share consolidations at a consolidation ratio of not less than 1-for-10 and not more than 1-for-500, with the exact ratio and effective date to be determined by the board of directors in its sole discretion at any time prior to the one-year anniversary of the meeting.

At-The-Market Offering (New Sales Agreement)

On March 16, 2026, the Company entered into a new sales agreement (the “Sales Agreement”) with Craft Capital Management LLC as sales agent, pursuant to which the Company may offer and sell up to US$20,000,000 of Class A Ordinary Shares, par value US$0.022 per share, from time to time in an “at-the-market” offering. As of March 31, 2026, the Company had issued an aggregate of 1,247,456 Class A Ordinary Shares under the Sales Agreement, resulting in gross proceeds of approximately US$0.72 million and net proceeds of approximately US$0.69 million. As of April 2, 2026, the Company has 4,748,740 Class A Ordinary Shares issued and outstanding.

Share consolidation (March 2026)

On March 25, 2026, the board of directors of the Company approved a share consolidation at a ratio of 1-for-10 (the “Share Consolidation”), such that every ten (10) Class A Ordinary Shares of par value of US$0.022 each be consolidated into one (1) class A ordinary share of par value of US$0.22 and every ten (10) Class B Ordinary Shares of par value of US$0.022 each be consolidated into one (1) class B ordinary share of par value of US$0.22, becoming effective on 25 March 2026. As a result, the Company’s authorized share capital was amended to US$220,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.22 each, comprising (a) 900,000,000 Class A Ordinary Shares of par value of US$0.22 each and (b) 100,000,000 Class B Ordinary Shares of par value of US$0.22 each. The Share Consolidation became effective upon the commencement of trading on a post-split basis on the Nasdaq Stock Market LLC on April 20, 2026. The Company’s Class A Ordinary Shares continued to trade on the Nasdaq Stock Market LLC under the symbol “RAYA” under the new CUSIP number G3109F129.

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

Our major products include the following types:

Inverter Generators

Inverter generators remain our flagship product line, reflecting the core strength and market leadership of the company. Our Inverter generators, using gasoline as fuel, are smaller and lighter and are easy to use. They are widely used in outdoors, camping, RV and household applications. Inverter generators are divided into gasoline generators, dual-fuel & tri-fuel generators.

-	Inverter Generators: Compact, quiet, and clean power output (1kW to 15kW), optimized for precision electronics in recreational vehicles (RVs), semi-trailers, and mobile workstations.

-	Dual Fuel & Tri-Fuel Generators: Designed to run on gasoline, LPG, and natural gas, offering energy security and operational flexibility.

DC to AC Inverters

Our inverters convert 12V DC power into 110V/230V AC, covering a range from 100W to 15,000W. Our inverter’s frequency conversion technology not only shows highly efficiency, but also automatically adjusts the output power while saving fuel, being environment friendly and noise-free. The unique frequency conversion technology is also the core of quality consistency, ensuring continuous long-term operation and better performance than regular generators of the same power.

-	Car Inverters (100W-500W): Ideal for mobile devices and small appliances on the go.

-	Portable/Home Inverters (600W-3000W): Power solution for outdoor tools, home use, and solar setups.

-	Pure Sine Wave Models: Deliver stable output compatible with high-end or inductive equipment.

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

High-Quality Power Solutions for Modern Mobile Life: With the increasing sophistication of mobile living and logistics, there is a growing demand for high-quality, stable, and low-harmonic power to protect sensitive electronic equipment. Erayak is strategically focusing its R&D on high-capacity inverter technology (up to 15kW for generators and 15kW for inverters) to provide ‘grid-quality’ power. These solutions are specifically tailored for users of recreational vehicles (RVs), semi-trailers, and camping vehicles who require reliable electricity for advanced communication, computing, and professional tools in off-grid environments.

Strategic Transition Toward Hybrid and Zero-Emission Technologies: To proactively address increasingly stringent global environmental standards, such as the California Air Resources Board (CARB) SORE (Small Off-Road Engine) regulations and EPA Tier 4 standards, Erayak is accelerating its R&D in next-generation hybrid power systems. Our product roadmap includes the integration of high-density lithium storage with intelligent combustion control, creating a ‘Smart Hybrid’ generator line. These units are designed to operate in ultra-quiet electric modes for low-load periods while engaging high-efficiency engines only for peak demands, significantly reducing carbon footprints and fuel consumption. By positioning our products at the intersection of traditional reliability and renewable innovation, we aim to capture leadership in the ‘Green Power’ segment of the North American and European markets, ensuring long-term regulatory compliance and ESG-aligned growth.

Smart Energy Ecosystem and IoT Integration: We are advancing our R&D into proprietary cloud-based energy management platforms. These systems will allow users to monitor power consumption, fuel levels, and battery health in real-time through mobile applications. By leveraging Nexora’s presence in the North American market, we aim to integrate localized user data to develop predictive maintenance algorithms, ensuring our high-capacity units (up to 15kW) operate with maximum uptime in mission-critical environments.

Advanced Bi-directional Power Architecture: Our technical roadmap includes the development of V2L (Vehicle-to-Load) and V2G (Vehicle-to-Grid) compatible systems. This will enable our next generation of hybrid generators to serve as integrated hubs that can bridge mobile energy storage with electric vehicle charging and grid stabilization. This initiative is designed to provide seamless energy transitions for professional semi-trailers and nomadic workstations that require high-load synchronization.

High-Efficiency Power Electronics with Advanced Semiconductors: To achieve superior power density and thermal performance, we are exploring the application of third-generation semiconductors, such as Gallium Nitride (GaN) and Silicon Carbide (SiC), in our 15kW inverter architectures. These materials significantly reduce energy conversion loss and heat generation, allowing us to deliver more compact and durable power solutions that meet the extreme reliability standards required by the high-end North American RV and logistics markets.

Modular Power Platform and Ecosystem Expansion: A core component of our technical advantage is the proprietary nature of our modular power platform. Having engineered our high-performance engine and electronic control systems in-house, we possess the unique capability to horizontally integrate this technology into adjacent high-demand markets. Our strategic roadmap includes leveraging this standardized power platform to rapidly launch new product lines, such as gasoline-powered high-pressure washers and high-efficiency water pumps. This platform-based approach allows for significant R&D synergies and economies of scale in manufacturing, enabling us to replicate our technical successes across diverse categories with shortened development cycles. We believe this strategy will further diversify our revenue streams and solidify Erayak’s position as a comprehensive provider of outdoor power solutions.

Research and Development

We have 45 employees working in the R&D department as of the date of this Annual Report. From concept to finished product, we adopt a multi-step process to ensure that the final product presented to the public not only works optimally, but also endures the test of time.

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

The Company did not have any customers that individually accounted for a significant portion (10% or more) of its revenue during the fiscal year ended December 31, 2025. As a result, the Company is not materially dependent on any individual customer. As at December 31, 2025, accounts receivable from two customers represented 13.69% and 13.68%, respectively, of total accounts receivable, indicating a concentration in receivables at year-end. During the fiscal year ended December 31, 2024, amount due from this customer included in accounts receivable were $2,109,572, representing 17.16%, respectively, of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for 14.51% of total accounts receivable for the fiscal year ended December 31, 2024.

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

Our Suppliers

During the fiscal year ended December 31, 2025, one supplier accounted for 10.31% of the Company’s total purchases, indicating a concentration of supplier risk. Management monitors this relationship on an ongoing basis to mitigate potential supply disruptions.

For the fiscal years ended December 31, 2024 and 2023, there was no significant concentration in suppliers for the Company’s raw material purchase.

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

Patent Number	File Date	Issue Date	Expiration Date*	Title	Issue Country
202510013512.X	2025-01-06	4/8/25	4/7/35	A control method and system for emergency generator sets	China
202411760250.5	2024-12-03	3/7/25	3/6/35	A photovoltaic energy storage integrated machine	China
202411760248.8	2024-12-03	3/7/25	3/6/35	A photovoltaic energy storage integrated machine	China
202430513126.3	2024-08-14	3/21/25	3/20/35	Variable frequency generator (3500W)	China
202430412760.8	2024-07-03	2/21/25	2/20/35	Portable generator	China
2024303918147	2024-06-25	1/28/25	1/27/35	Voltage regulator (2000W)	China
2024303917854	2024-06-25	1/21/25	1/20/35	Vehicle-mounted inverter (150W)	China
2024303917888	2024-06-25	1/14/25	1/13/35	Energy storage inverter (6KW)	China
2024303917337	2024-06-25	1/17/25	1/16/35	Energy storage inverter (5KW with ATS function)	China
2024303917356	2024-06-25	1/14/25	1/13/35	Energy storage inverter (5KW)	China
202421043198.7	2024-05-14	12/31/24	12/30/34	A display screen system based on UPS	China
202430165526.X	2024-03-28	9/13/24	9/12/34	Power Converter Host (SICU)	China
202430165539.7	2024-03-28	9/13/24	9/12/34	Power converter external line remote control (SICU)	China
202430165539.7	2024-03-28	9/13/24	9/12/34	Inverter (DAU-150YB1)	China
202410289279.3	2024-03-14	1/24/25	1/23/35	A dual-fuel generator with an automatic oil-gas switching system	China
202420490677.7	2024-03-14	10/22/24	10/21/34	Dual-fuel automatic switching system and dual-fuel generator	China
202311266113.1	2023-09-27	3/15/24	3/14/34	A photovoltaic inverter chassis and a photovoltaic inverter	China
202311218891.3	2023-09-20	4/5/24	4/4/34	An outdoor inverter	China
202330421621.7	2023-07-06	12/19/23	12/18/33	Power terminal (PW)	China
202330421623.6	2023-07-06	12/19/23	12/18/33	Inverter (PIC-2000N)	China
202330421624.0	2023-07-06	1/23/24	1/22/34	Inverter (PW）	China
202321058183.3	2023-05-06	4/23/24	4/22/34	Solar charging and energy storage power supply	China
202321058165.5	2023-05-06	2/27/24	2/26/34	Battery pack inverter	China
202522041238.1	2022-08-04	2/14/23	2/13/33	Battery charging system	China
202230393396.6	2022-06-24	12/30/22	12/29/32	Mobile Energy Storage Power Supply (BDS-A)	China
202130717007.6	2021-11-02	4/8/22	4/7/32	Mobile Energy Storage Power Supply (BDS-A)	China

Patent Number	File Date	Issue Date	Expiration Date*	Title	Issue Country
202130664806.1	2021-10-11	6/7/22	6/6/32	Cigarette lighter	China
202130543441.7	2021-08-20	1/18/22	1/17/32	Inverter (8089Y	China
202311266113.1	2019-12-05	12/27/24	12/26/34	A wireless two-way interconnection and mutual control control system	China
201610606712.7	2016-07-29	9/28/28	9/27/38	Self-cooling multi-functional vehicle inverter	China
2021301396990	2021-03-16	8/10/21	8/9/31	A power converter (DAU-C0)	China
2020305621635	2020-09-21	7/9/21	7/8/31	An open frame generator	China
2020217629223	2020-08-21	7/9/21	7/8/31	A dual fuel generator with separate control device	China
2020305092472	9/1/20	3/2/21	3/1/31	A power converter (DAU-C3)	China
2020305092523	2020-09-01	3/2/21	3/1/31	A power converter (DAU-C2)	China
2020305098873	2020-09-01	3/2/21	3/1/31	A power converter (DAU-C1)	China
2020303354729	2020-06-28	12/22/20	12/21/30	Portable generator (EYG1000)	China
2020303354682	2020-06-28	2/12/21	2/11/31	Portable generator (EYG1000i)	China
2020202169180	2020-02-27	1/12/21	1/11/31	An interlock control display inverter	China
2020202169195	2020-02-27	1/12/21	1/11/31	An integrated low power inverter	China
2020202169265	2020-02-27	1/12/21	1/11/31	An integrated low power inverter	China
2019306891357	2019-12-10	7/3/20	7/2/30	A power converter (DSU-80B1)	China
2019306891380	2019-12-10	7/3/20	7/2/30	A power converter (DSU-3K0XZ)	China
2019306891408	2019-12-10	7/3/20	7/2/30	A power converter (DSU-2K0XZ)	China
2019306891465	2019-12-10	7/3/20	7/2/30	A converter (1038)	China
2019306891484	2019-12-10	7/3/20	7/2/30	A power converter (DSU-300X)	China
2019306891516	2019-12-10	7/3/20	7/2/30	A power converter (DSU-2K0XA)	China
2019306896308	2019-12-10	7/14/20	7/13/30	A power converter (DSU-1K0X)	China
2019306896280	2019-12-10	7/14/20	7/13/30	Inverter remote control (1038)	China
2019221950498	2019-12-05	9/29/20	9/28/30	A wireless two-way interconnection and mutual control system	China
201930517241.7	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z3)	China
201930517254.4	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z2)	China
201930517255.9	9/20/19	6/9/20	6/8/30	A power converter (DAU-Z1)	China
201930352280.6	7/4/19	3/20/20	3/19/30	A power converter (AEG)	China
201810276141.4	3/29/18	3/31/20	3/30/30	An event-driven jet ignition synchronization control method for EFI SI engine	China
201630338616.X	7/22/16	1/18/17	1/17/27	A power converter (MSW-1)	China
201630029535.1	1/27/16	6/29/16	6/28/26	An inverter	China
201630029529.6	1/27/16	9/21/16	9/20/26	A generator	China
201630338482.1	7/22/16	12/7/16	12/6/26	A power converter (PSW-1)	China
201930352278.9	7/4/19	3/20/20	3/19/30	A power converter (DSU-Z)	China
201930352279.3	7/4/19	3/20/20	3/19/30	A power converter (DSU-Y)	China

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

Trademark

The following table sets forth a brief description of the Company’s trademarks, including their respective publication numbers, application filing date, issue date, expiration date and title.

Trademark Number	Issue Date	Expiration Date	Trademark	Issue Country
UK00003191959	2014.3.17	2027.3.13		Great Britain and North Ireland
5162364	2016.10.19	2026.10.18*		United States
15740889	2026.1.7	2036.1.6		China
15810700	2026.1.21	2036.1.20		China
16896119	2016.7.7	2026.7.6		China
18594673	2017.1.21	2027.1.20		China
18742642	2017.2.7	2027.2.6		China
20760797	2017.9.14	2027.9.13		China
23731087	2018.4.14	2028.4.13		China
26054986	2018.9.14	2028.9.13		China
26452633	2018.10.7	2028.10.6		China

*	U.S. trademarks do not expire after a set period of time. Trademarks will persist so long as the owner continues to use the trademark. Once the United States Patent and Trademark Office (USPTO), grants a registered trademark, the owner must continue to use the trademark in ordinary commerce.

Domain

We have the right to use the following domain registration issued in the PRC.

Number	Domain Name
1	www.erayak.com

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

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors - Risks Related to Doing Business in China - Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

Regulations Relating to Overseas Listing and M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules, the CSRC’s approval may not be required for the listing and trading of our Class A Ordinary Shares on the Nasdaq in the context of this Annual Report.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this Annual Report, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any of our subsequent offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any of our future offerings, we may be unable to obtain a waiver of such approval requirements.

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

Below is a chart illustrating our current corporate structure:

4.D. Property, plants and equipment

Equipment

Our production relies on a wide variety of equipment, including equipment for office use and multiple factory equipment facilitating a complete production cycle. As of December 31, 2024 and 2025, our equipment’s total value is around $2,240,129 and $3,152,265, respectively.

Our equipment consists of several categories: (i) factory machinery and equipment, (ii) transportation vehicles, (iii) electronic devices, (iv) construction in progress and (v) office furniture and equipment. The above five groups of equipment are utilized in the production of the manufacture of electronics and factory maintenance. Most of our equipment is devoted to manufacturing, which uses approximately 76% of our factory machinery and equipment.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ending December 31, 2025, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

ERAYAK Power Solution Group Inc. was incorporated in 2019 under the laws of the Cayman Islands. We conduct business through our key operating subsidiaries, including Zhejiang Leiya, Ruike, Erayak HK and Nexora. Our company specializes in the manufacturing, research and development (“R&D”), and wholesale and retail of power solution products. Our product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles (“RVs”), electrical appliances, and outdoor living products. Our primary office is in Zhejiang province, where we serve a large customer base throughout PRC and expand our reach to international clients. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. We seek to leverage our flexibility and passion for quality to provide a personalized mobile living solution for each customer.

Since the founding of Zhejiang Leiya Electronics Co. Ltd. in 2009, we have grown to be one of the very few manufacturers in the world to design, develop and mass produce premium power solution products in the retail chain. We also offer our products in Japan, England, Germany, France, Spain, Switzerland, Sweden, the Netherlands, the U.S., Canada, Mexico, Australia, Dubai, and nine other countries. We manufacture all our products in factories operating under quality management systems accredited by the International Organization for Standardization (ISO 9001:2015). Furthermore, our products have been tested for regulatory compliance and safety. Some of our compliance marks include: TÜV certification from Technischer Überwachungsverein, an internationally recognized service company; GS Mark for safety under the German Equipment and Product Safety Act; C-tick certification by the Australian Communications Media Authority; FCC Mark from the U.S. Federal Communications Commission, PAH certification mark for Polycyclic Aromatic Hydrocarbon concentrations; REACH Certification for substances of very high concern under the European Chemicals Agency; CE Mark certifying compliance with European Union safety, health and environmental protection standards; RoHs Mark for compliance with the Restriction of Hazardous Substances in the European Union; c ETL Certification for compliance with Canadian safety standards; and us ETL Mark for compliance with U.S. safety standards. In the last three fiscal years, we generated revenue mostly from four types of products: (1) inverters constituted approximately 48%, 46%, and 59% of our total revenue for the fiscal years ended December 31, 2025, 2024, and 2023, respectively; (2) chargers, which generated approximately 1.22%, 1.82%, and 2.68%, of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; (3) gasoline generators generated approximately 42.29%, 32.94%, and 32.36%, of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively; and (4) power banks generated approximately 7.50%, 16.39%, and 3.96%, of our total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Due to our substantial investment in research and development, we were awarded High-Tech Enterprise status by the Zhejiang provincial government, which qualified us for China’s National High-Tech Enterprise Program, a national-level program. Specifically, companies in the China’s National High-Tech Enterprise Program are eligible for up to a 10% corporate income tax break and certain deductions related to intangible assets, such as obtaining patents in the R&D process. Additionally, our research and patents in the power solution space have brought us local recognition; we were awarded certificates by the provincial and city government that identifies us as a Zhejiang Science and Technology Enterprise, and a Wenzhou Science and Technology Innovation Enterprise. These certificates entitle us to certain preferential tax treatment and sometimes grant from the government to aid R&D efforts in furtherance of the business. Furthermore, we are a supplier for many international companies, including Einhell Germany AG, Canadian Tire Corporation Limited, ALDI Inc., Steren Electronics International, LLC, etc.

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

Key Factors Affecting Our Results

Our results are primarily derived from the sale of power generators and inverters to various wholesalers and retailers in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 39.76% based on 2025 revenues). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

The following table summarizes the results of our operations for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the Year Ended December 31,
	2025	2024	2023
Sales	$22,855,437	$30,300,360	$20,322,498
Cost of sales	(17,983,764)	(26,307,998)	(15,299,849)
Gross profit	4,871,673	3,992,362	5,022,649

Operating expenses:
General and administrative	(4,000,311)	(2,302,809)	(2,017,868)
Selling and marketing	(771,176)	(946,269)	(962,479)
Research and development	(1,608,311)	(1,670,669)	(1,176,943)
Bad debt expense	(122,847)	(224,534)	(36,972)
Inventory reserve (provision) / reversal	368,693	(295,907)	(81,622)
Advance to suppliers impairment provision	(379,480)	(111,882)	-
Total operating expenses	(6,513,432)	(5,552,070)	(4,275,884)

Operating (loss) income	(1,641,759)	(1,559,708)	746,766

Other income (expenses):
Interest income (expenses), net	48,040	(139,441)	(402,671)
Rental income, net	153,845	154,471	195,347
Investment loss	(229,170)	-	-
Other income, net	308,038	362,364	872,519
Total other income, net	280,753	377,393	665,195

(Loss) income before income taxes	(1,361,006)	(1,182,315)	1,411,960

Income tax provision	(28,931)	66,338	(193,246)

Net (loss) income	$(1,389,937)	(1,115,977)	$1,218,714

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues decreased by approximately $7.44 million, or 24.57%, to approximately $22.86 million for the year ended December 31, 2025 from approximately $30.30 million for the year ended December 31, 2024. This decline was primarily driven by a significant contraction in consumer purchasing power across major markets, such as Europe and North America. As inflationary pressures persisted, demand for non-essential goods softened, leading overseas distributors and wholesalers to adopt conservative procurement strategies to mitigate inventory risk. Consequently, core customers reduced order volumes and lowered stock levels compared to the prior year. Additionally, heightened global economic uncertainty placed liquidity constraints on certain international clients, resulting in a shift from large-scale, long-term contracts to smaller, fragmented orders. This trend was further exacerbated by increased tariffs and evolving regulatory requirements, such as the EU’s Carbon Border Adjustment Mechanism (CBAM). These factors not only increased terminal retail prices - prompting some legacy clients to reduce or suspend purchases - but also necessitated higher compliance and certification costs. In response, the Company strategically declined certain high-cost, low-margin orders to protect its long-term financial health, contributing to the overall reduction in total sales volume.

The following tables present our top five markets by net revenues for the years ended December 31, 2025 and 2024.

	December 31, 2025
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$13,768,820	60.24%
U.K.	1,285,829	5.63%
Mexico	867,476	3.80%
Poland	773,084	3.38%
Portugal	573,931	2.51%

	December 31, 2024
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$19,575,794	64.61%
France	1,516,466	5.00%
Israel	909,207	3.00%
Nigeria	827,955	2.73%
U.K.	781,562	2.58%

Gross profit

Our gross profit increased by approximately $0.88 million, or 22.02%, to approximately $4.87 million for the year ended December 31, 2025 from approximately $3.99 million for the year ended December 31, 2024. Gross profit margin was 21.32% for the year ended December 31, 2025, as compared to 13.18% for the year ended December 31, 2024. The increase was primarily driven by a strategic shift in product mix. During fiscal year 2025, the Company significantly reduced its proportion of outsourced products, which historically carried lower margins and had a dilutive effect on overall profitability in 2024. By prioritizing self-manufactured goods over these low-margin third-party products, the Company achieved a natural recovery in its consolidated gross margin.

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $1.70 million, or 73.71% to approximately $4.00 million for the year ended December 31, 2025 as compared to approximately $2.30 million for the year ended December 31, 2024. The increase in G&A expenses was mainly primarily driven by a strategic initiative to enhance the Company’s internal controls and operational efficiency. Key drivers of this increase included: (1) Personnel Costs - the Company implemented a comprehensive salary adjustment for administrative staff, ranging from 5% to 10%, to remain competitive in the labor market; and (2) Consulting Fees - we expanded our senior leadership team through the appointment of high-level executives from outside the Company, including a Vice President of Administration and specialized experts focused on the integration of business and financial operations.

General and administrative expenses as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$1,077,246	$927,913
Travel and communication expenses	44,842	59,108
Rent and utilities	305,877	287,755
Consulting fees	2,148,141	677,556
Insurance	44,493	29,511
Depreciation and amortization expenses	193,562	125,395
Bank charges	16,733	(16,458)
Donations	4,175	11,118
Sales tax	15,368	17,657
Entertainment	28,815	27,314
Office and miscellaneous	121,061	155,940
Total	$4,000,311	$2,302,809

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.18 million, or 18.50% to approximately $0.77 million for the year ended December 31, 2025 as compared to approximately $0.95 million for the year ended December 31, 2024. The decline in selling and marketing expenses was primarily due to the reduction in total sales volume and the associated decline in variable selling costs. Additionally, the Company optimized its marketing expenditures by participating in fewer trade fairs and exhibitions compared to the prior year, reflecting a more targeted approach to business development amidst shifting market conditions.

Selling and marketing expenses as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$279,549	$265,546
Travel and promotion	187,703	267,203
Shipping and handling	173,784	172,465
Insurance	5,593	-
Consulting fee	16,830	4,495
Inspection and certification fees	44,941	97,091
Entertainment	49,592	91,928
Office and miscellaneous	13,184	47,541
Total	$771,176	$946,269

Research and development (“R&D”) expenses

Research and development expenses for the fiscal year 2025 remained substantially consistent with the prior year, reflecting a decrease of approximately 3.73% compared to fiscal year 2024.

Research and development expenses as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Salaries	$870,884	$701,402
Direct input	681,587	859,540
Utility	2,585	2,542
Design cost	8,560	6,254
Contract services	-	55,720
Depreciation	23,522	22,286
Other	21,173	22,925
Total	$1,608,311	$1,670,669

Interest income (expenses), net

For the year ended December 31, 2025, the Company recognized net interest income of approximately $0.05 million, compared to a net interest expense of approximately $0.14 million for the prior year. The period-over-period increase of approximately $0.19 million was primarily attributable to interest earned on a RMB 27.4 million fixed deposit held at Minsheng Bank, which carried an annual interest rate of 3.2%.

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

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $0.28 million, or 13.81% to approximately $2.30 million for the year ending December 31, 2024 as compared to approximately $2.02 million for the year ended December 31, 2023. The increase in G&A expenses was mainly due to the increased employee compensation and benefits of our current administrative team and new professional manager.

General and administrative expenses as of December 31, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$927,913	$526,895
Travel and communication expenses	59,108	49,451
Rent and utilities	287,755	83,079
Consulting fees	677,556	1,032,197
Insurance	29,511	13,386
Depreciation and amortization expenses	125,395	116,451
Bank charges	(16,458)	1,324
Donations	11,118	4,237
Sales tax	17,657	76,654
Entertainment	27,314	23,748
Office and miscellaneous	155,940	96,007
Total	$2,302,809	$2,023,428

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

Cash Flow Summary

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash (used in) provided by operating activities	$(3,166,162)	$(15,876,639)	$6,729,734)
Net cash (used in) investing activities	(12,374,177)	(971,811)	(1,378,110)
Net cash provided by (used in) financing activities	14,270,604	12,381,107	(6,437,393)
Effect of exchange rate changes on cash and cash equivalents	381,714	(86,282)	(103,044)
Net increase (decrease) in cash and cash equivalents	$(888,021)	$(4,553,625)	$(1,188,813)
Cash, cash equivalents and restricted cash, beginning of period	1,324,809	5,878,434	7,067,247
Cash, cash equivalents and restricted cash, end of period	436,788	1,324,809	5,878,434

Operating Activities:

Net cash used in operating activities for the fiscal year ended December 31, 2025 was approximately $3.17 million, which was primarily attributable to a net loss approximately $1.39 million, adjusted for non-cash items for approximately $1.65 million and adjustments for changes in working capital approximately $3.43 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $1.52 million – our accounts receivable increased primarily due to a significant expansion in the domestic market, specifically driven by a RMB 16.08 million increase in orders from the Yiwu market. These domestic sales are typically subject to credit terms ranging from 60 to 90 days;

(ii)	advances to suppliers declined by approximately $3.13 million - this decrease was driven by the fulfillment of 2024 purchase commitments for chips and profiles, combined with a normalization of procurement levels in 2025. Unlike the prior year, where the Company engaged in proactive stockpiling to secure raw materials, no similar strategic prepayments were recorded during the current fiscal year;

(iii)	accounts payable decreased by approximately $2.53 million, primarily reflecting the settlement of outstanding supplier obligations carried over from the prior fiscal year-end;

(iv)	advances from customers increased by approximately $0.89 million. This increase was primarily driven by a 4.4% growth in export orders from international customers, who typically provide prepayments upon order placement. While international demand strengthened, the Company experienced a decline in domestic sales, resulting in a shift in our overall sales mix.

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

Investing Activities:

Net cash used in investing activities was approximately $12.37 million for the year ended December 31, 2025. It was primarily attributable to: (1) acquisition of manufacturing equipment for production needs during the period; (2) acquisition of intangible assets; and (3) a short-term investment.

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

Financing Activities:

Net cash provided by financing activities was approximately $14.27 million for the year ended December 31, 2025. It was primarily attributable to (1) net proceeds received from share issuance in the amount of approximately $9.27 million; and (2) net proceeds on short-term borrowings in the amount of approximately $7 million.

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

As of December 31, 2025, and 2024, we had cash and cash equivalents of $436,788 and $1,324,09, including restricted cash of 251,932 and 792,204, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to being provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.

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

Credit Facility

We mainly finance our operations through short-term revolving loans and long-term loans provided by a syndicate of banks, as listed in Note 12 and Note 13 under our Consolidated Financial Statements. As of December 31, 2025, we had: five outstanding short-term loans totaling RMB 58,000,000, or approximately $8.29 million. These borrowings have a term of one year and can be renewed; and 14 outstanding long-term loans provided by three banks, totaling RMB 29,283,331 in the aggregate, or approximately $4.19 million. These loans either have a fixed or variable interest rate. We plan to repay the outstanding principal and interest of each loan either by our working capital or the funds from the renewal of a loan from the same bank or loans from other banks.

Capital Expenditures

Our capital expenditure consists primarily of expenditure on the purchase of fixed and intangible assets in support of our business growth. Our capital expenditure amounted to approximately $7.84 million, $0.55 million, and $0.70 million, for the years ending December 31, 2025, 2024 and 2023, respectively.

Contractual Obligations

As of December 31, 2025 and 2024, the Company had two lease agreements, which has been disclosed under right of use lease assets in Note 8 – Leases. There were no other significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in Credit Facility section, as of December 31, 2025, 2024 and 2023.

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

As of December 31, 2025, 2024, and 2023, restricted cash was $251,932, $792,204, and $1,062, respectively. No cash is restricted to assure future credit availability.

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

Recently Issued Accounting Standards

In October 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-06, Disclosure Improvements—codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. The Company adopted ASU 2023-09 beginning January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Off-balance Sheet Commitments and Arrangements

We provide financial guarantees to a related party. As of December 31, 2025, the maximum potential amount of future payments we could be required to make is RMB 25,750,000, which is secured by our time deposit of RMB 27,400,000. We have not recorded any liability for these guarantees as the likelihood of payment is considered remote. See Note 11 for further details.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors will be required to approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 0.0% for 2025, 0.2% for 2024, and 0.23% for 2023.

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

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses more than the retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,244,717 as of December 31, 2025.

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

Name	Age	Position(s)
Lingyi Kong	31	Chief Executive Officer, Chairman of the Board and Director
Lanling Gu	37	Chief Financial Officer
Wang-Ngai Mak*	60	Director
Jizhou Hou (1)(2)(3)*	50	Independent Director, Chair of Nominating Committee
Jing Chen (1)(2)(3)*	60	Independent Director, Chair of Audit Committee
Tsang Sheung (1)(2)(3)*	66	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

*	The individual shall be appointed and consents to be in such position upon Company’s listing on the Nasdaq Capital Market.

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

Jing Chen, Independent Director and Chair of Audit Committee

Since November 2024, Ms. Chen has served as the Chief Financial Officer of Shanxi Yansen New New Energy Co., Ltd. She also has served as an independent director and the chairman of the audit committee on the board of directors of Xinxu Copper Industry Technology Ltd. (Ticker: XXC) since March 2024, ERAYAK Power Solution Group Inc. (Nasdaq: RAYA) since November 2021, Bon Natural Lift Limited. (Nasdaq: BON) since October 2023, and Tibet Jiajialegou Information Technology Co., Ltd., a private company, since February 2017. She is also a shareholder and the legal representative of Qingxing (Beijing) Technology Services Co., Ltd. She Previously served as an independent director of Jin Medical International Ltd. (Nasdaq: ZJYL) from August 2021 to December 2023. She also served as the Vice President of Future Fintech Group Inc. (Nasdaq: FTFT), a FinTech company, where she was responsible for the company’s internal control and merger and acquisition from December 2020 to April 2023. From May 2019 to November 2020, Ms. Chen served as the CFO of Future Fintech Group Inc. She served as the CFO of AnZhiXinCheng (Beijing) Technology Co., Ltd. from August 2018 to May 2019. Ms. Chen has also served as an independent director of Hello iPayNow (Beijing) Company Ltd. since April 2019 to March 2021. From August 2017 to July 2018, she served as CFO of Beijing Logis Technology Development Co., Ltd., a company listed on The National Equities Exchange and Quotations Co., Ltd. of China, which is a Chinese over-the-counter stock trading system. From June 2016 to July 2017, Ms. Chen served as Group Chief Financial Officer of Beijing AnWuYou Food Co., Ltd. Ms. Chen also served as Chief Financial Officer of Beijing DKI Investment Management Co., Ltd. from August 2012 to May 2016. Ms. Chen received a Doctorate of Business Administration from Victoria University, Neuchatel, Switzerland and an MBA degree from City University of Seattle in Washington, U.S. Ms. Chen holds Fellow Membership of CPA Australia (FCPA) and is a Member of the Chartered Institute of Management Accountants (CIMA). She is also a Senior Member of the International Financial Management (SIFM) accredited by the Ministry of Human Resources and Social Security of the PRC.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2025 and 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Lingyi Kong,	2025	$50,139	-	-	-	-	-	-	$50,139
CEO	2024	$34,743	-	-	-	-	-	-	$34,743
Lanling Gu,	2025	$24,601	-	-	-	-	-	-	$24,601
CFO	2024	$21,680	-	-	-	-	-	-	$21,680

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

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees, effective upon the Company’s listing on the Nasdaq Capital Market. Copies of our committee charters have been posted on our corporate investor relations website.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Interested Transactions

Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Remuneration and Borrowing

The remuneration of the directors may be determined by the directors or by an ordinary resolution. The directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Terms of Directors and Officers

The Company may by ordinary resolution appoint any person to be a director. The board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our articles of association.

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

6.D. Employees

As of December 31, 2025, we have a total of 349 employees in the following departments:

As of December 31, 2025
Administration	44
Research and Development	45
Manufacture	244
Business Operations	16
Total	349

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

The authorised share capital of the Company is US$220,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.22 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.22 each and (b) 100,000,000 class B ordinary shares of par value of US$0.22 each. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Class A Ordinary Shares and/or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The calculations in the table below are based on 978,477 Class A Ordinary Shares and 4,092 Class B Ordinary Shares issued and outstanding as of the date hereof.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A Ordinary Shares)	Percentage Ownership (Class A Ordinary Shares)	Amount of Beneficial Ownership (Class B Ordinary Shares)	Percentage Ownership (Class B Ordinary Shares)	Combined Voting Power of Class A Ordinary Shares and Class B Ordinary Shares	Combined Voting Power of Class A Ordinary Shares and Class B Ordinary Shares as a Percentage(3)
Directors and Named Executive Officers:
Lingyi Kong, Chief Executive Officer and Chairman[1]	2,728	0.279%	4,092	100%	84,568	7.974%
Lanling Gu, Chief Financial Officer
Wang-Ngai Mak, Director[2]	910	0.093%	-	0%	910	0.085%
Jing Chen, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
Tsang Sheung, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Jizhou Hou, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (6 persons)	3,638	0.363%	4,092	100%	85,478	8.06%

5% Beneficial Owners:
ERAYAK International Limited[1]	2,728	0.279%	4,092	100%	84,568	7.974 ]%

(1)	Through ERAYAK International Limited. Lingyi Kong is the controlling person of ERAYAK International Limited and has sole voting and dispositive power over shares beneficially owned by ERAYAK International limited.

(2)	Represents 637 Class A Ordinary Shares directly held by CEC Science and Innovation Co., Ltd., a company incorporated under the laws of England and Wales, and 273 Class A Ordinary Shares held by GRAND MERCHANT INCORPORATION LIMITED, a company incorporated under the law of Hong Kong SAR. CEC Science and Innovation Co., Ltd. and GRAND MERCHANT INCORPORATION LIMITED are beneficially owned and controlled by Wang-Ngai Mak.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions (FS footnote)

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Leiling Technology Development Co. Ltd. (“Leiling”)	An entity with Shengling Xiang as legal representative
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal rep
Zhejiang Rayak Technology Co. Ltd. (“Rayak Tech”)	An entity 70% owned by Shengling Xiang and 30% owned by Zhejiang Leiya Electronics Co., Ltd.
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party transactions

The Company leases offices and factory buildings from Ailefu. The nature of the lease is disclosed in Note 8 - Lease. As of December 31, 2025, the Company’s balances with Ailefu consisted of a security deposit of $14,300, and prepayments totaling $613,585. The Company purchased raw materials in the amount of $793,744 through Ailefu during the 2025 fiscal year. As of December 31, 2025, the Company had accounts payable of $132,136 to Ailefu.

There were no transactions between the Company and Xiangze, the Company and Leiling, the Company and Chuanlong Lin, and the Company and Chunhua Xiang during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company had no outstanding balances from these entities.

The Company purchased equipment from Fushishenye. As of December 31, 2025, the Company had advance paid to Fushishenye in the amount of $671,200.

The Company periodically manages cash collections and disbursements on behalf of Rayak Tech. For the fiscal year ended December 31, 2025, the Company collected $932,285 and disbursed $417,934 on Rayak Tech's behalf. As of December 31, 2025, the outstanding balance due to Rayak Tech related to these activities was $564,868, which is included in due to related parties. Additionally, the Company sells products to Rayak Tech in the ordinary course of business. During the fiscal year ended December 31, 2025, total sales to Rayak Tech amounted to $2,030,478. As of December 31, 2025, the Company had an outstanding accounts receivable balance from Rayak Tech of $3,178,800.

Shengling Xiang periodically provides working capital to support the Company’s operations when needed. During the year ended December 31, 2025, the Company returned working capital of $333,840. During the years ended December 31, 2024 and 2023, Shengling Xiang provided working capital of $349,737 and $2,217, respectively. As of December 31, 2025, 2024 and 2023, the Company had an outstanding balance from this individual of $0, $333,840 and $0 respectively.

Lingyi Kong periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2025, 2024 and 2023, Lingyi Kong provided working capital of $7,874,134 , $11,374,390 and $16,559,369, respectively. As of December 31, 2025, 2024 and 2023, the Company had outstanding payable due to Lingyi Kong with an amount of $1,212,020, $3,510,165 and $1,877,489, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Lingyi Kong. For the years ended December 31, 2025, 2024 and 2023, there were notes receivables endorsed by Lingyi Kong with recourse to the Company’s suppliers to settle accounts payable in the amount of $4,035,487, $7,255,413 and $6,797,772, respectively.

Chunhua Xiang periodically provides working capital to support the Company’s operations when needed. During the years ended December 31, 2025, 2024 and 2023, Chunhua Xiang provided working capital of $0, $0 and $9,886, respectively. As of December 31, 2025, 2024 and 2023, the Company had no outstanding balance from this individual.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2025, 2024 and 2023:

Accounts	Name of related parties	2025	2024	2023
Due to related party	Lingyi Kong	1,212,020	3,176,325	1,877,489
	Shengling Xiang	-	333,840	-
	Wenzhou Ailefu Technology Co. Ltd.	-	-	405,640
	Zhejiang Rayak Technology Co. Ltd.	564,868
Net due to related parties		$1,776,888	$3,510,165	$2,283,129

Other Related Party Transactions

During the year ended December 31, 2025, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2024 and accompanying footnotes), we did not have any other related party transactions.

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

Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since December 14, 2022 under the symbol “RAYA.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RAYA.”

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

Initial Public Offering

On December 16, 2022, the Company completed an initial public offering pursuant to which it sold 3,000,000 Class A Ordinary Shares to the investors for $4.00 per share for an aggregate offering proceed of $12,000,000. We received net proceeds of approximately $10 million (after deducting underwriting discounts and commissions and other offering fees and expenses) from the offering.

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements with certain purchasers in connection with the issuance and sale of (i) an aggregate of 16,000,000 Class A Ordinary Shares and (ii) warrants to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share for an aggregate of purchase price of $8,000,000.

Registered Direct Offering (July 2025)

On July 25, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, (i) 12,396,000 Class A Ordinary Shares at a purchase price of $0.098 per share, and (ii) pre-funded warrants to purchase up to 18,216,246 Class A Ordinary Shares at a purchase price of $0.098 per Pre-Funded Warrant. The Registered Direct Offering closed on July 28, 2025. The Company received approximately $3 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. Craft Capital Management LLC acted as the exclusive placement agent in connection with the Registered Direct Offering.

Registered Direct Offering (August 2025)

On July 31, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering, (i) 32,155,921 Class A Ordinary Shares at a purchase price of $0.065 per share, and (ii) pre-funded warrants to purchase up to 75,536,386 Class A Ordinary Shares at a purchase price of $0.065 per Pre-Funded Warrant. The Registered Direct Offering closed on August 1, 2025. The Company received approximately $7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. Craft Capital Management LLC acted as the exclusive placement agent in connection with the Registered Direct Offering.

Reverse Stock Split (September 2025)

On September 8, 2025, the shareholders of the Company approved, at an extraordinary general meeting of shareholders, the authorization of the board of directors to implement a reverse stock split of the Company’s issued and unissued class A ordinary shares of par value of $0.0001 each and class B ordinary shares of par value of $0.0001 each, at a ratio of not less than 1-for-120 and not more than 1-for-220, with the final ratio to be determined by the board of directors in its sole discretion at any time prior to the one-year anniversary of the meeting.

On the same date, the board of directors of the Company approved a 220-for-1 reverse stock split of the Company’s Ordinary Shares . The reverse stock split became effective on the Nasdaq Capital Market on September 30, 2025. As a result of the reverse stock split, the number of issued and outstanding Class A Ordinary Shares was reduced from 187,892,786 Class A ordinary shares to approximately 854,059 Class A Ordinary Shares, and the number of issued and outstanding Class B ordinary shares was reduced from 9,000,000 Class B Ordinary Shares to approximately 40,910 Class B Ordinary Shares (with fractions rounded up to the nearest whole share). Simultaneously, the par value of each ordinary share was changed from US$0.0001 to US$0.022. The authorized capital of the Company be amended from US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each, comprising of: (i) 450,000,000 class A ordinary shares of par value of US$0.0001 each, and (ii) 50,000,000 class B ordinary shares of par value of US$0.0001 each to US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (a) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (b) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each. The Company's Class A Ordinary Shares continued to be listed on the Nasdaq Capital Market under the symbol “RAYA” under the new CUSIP number 29404A209.

At-The-Market Offering (Prior Sales Agreement)

On September 29, 2025, the Company entered into a sales agreement (the "Prior Sales Agreement") with Craft Capital Management LLC as sales agent, pursuant to which the Company was permitted to offer and sell up to US$10,000,000 of Class A Ordinary Shares in an "at-the-market" offering. The Prior Sales Agreement was terminated effective February 26, 2026. In the aggregate, the Company sold 2,683,190 Class A Ordinary Shares pursuant to the Prior Sales Agreement for net proceeds of approximately US$6.23 million.

At-The-Market Offering (New Sales Agreement)

On March 16, 2026, the Company entered into a new sales agreement (the "Sales Agreement") with Craft Capital Management LLC as sales agent, pursuant to which the Company may offer and sell up to US$20,000,000 of Class A Ordinary Shares, par value US$0.022 per share, from time to time in an "at-the-market" offering. As of March 31, 2026, the Company had issued an aggregate of 1,247,456 Class A Ordinary Shares under the Sales Agreement, resulting in gross proceeds of approximately US$0.72 million and net proceeds of approximately US$0.69 million. As of April 2, 2026, the Company has 4,748,740 Class A Ordinary Shares issued and outstanding.

Share Consolidation (March 2026)

On March 25, 2026, the board of directors of the Company approved a share consolidation at a ratio of 1-for-10 (the “Share Consolidation”), such that every ten (10) class A ordinary shares of par value of US$0.022 each was consolidated into one (1) class A ordinary share of par value of US$0.22 and every ten (10) class B ordinary shares of par value of US$0.022 each was consolidated into one (1) class B ordinary share of par value of US$0.22, becoming effective on 25 March 2026. As a result, the Company’s authorized share capital was amended to US$220,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.22 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.22 each and (b) 100,000,000 class B ordinary shares of par value of US$0.22 each. The Company’s Class A Ordinary Shares continued to trade on the Nasdaq Stock Market LLC under the symbol “RAYA” under the new CUSIP number G3109F129.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our currently effective memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Ordinary Shares. Copies of our currently effective memorandum and articles of association are filed as exhibits to this Annual Report. As a convenience to potential investors, we provide the below description of the Cayman Islands law and our currently effective memorandum and articles of association.

General

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Class B Ordinary Shares shall not have any economic interest (save for the right to repayment of capital on a winding up) and are not convertible into Class A Ordinary Shares or any other class of shares under any circumstances. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

On a winding up of the Company:

a.	each Class A Ordinary Share shall confer upon the holder thereof the right to repayment of capital in accordance with the Memorandum and Articles of Association and the right to participate in the profits or surplus assets of the Company in accordance with the Memorandum and Articles of Association; and

b.	each Class B Ordinary Share shall confer upon the holder thereof the right to repayment of capital in accordance with the Memorandum and Articles of Association but shall confer no other right to participate in the profits or surplus assets of the Company.

Each Class A Ordinary Share confers upon the holder thereof the right to receive dividends as provided for in the Memorandum and Articles of Association. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “RAYA.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares is VStock Transfer, LLC.

Dividends

The Memorandum and Articles of Association provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. In addition, subject to any rights and restrictions for the time being attached to any shares, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.

No dividend shall bear interest against the Company.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Votes may be given either personally or by proxy.

An ordinary resolution means a resolution: (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our memorandum and articles of association (in computing the majority regard shall be had to the number of votes to which each shareholder is entitled by our memorandum and articles of association); or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

A special resolution means a special resolution of the Company passed in accordance with the Cayman Islands Companies Act, being a resolution: (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Variation of Rights of Shares

Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company.

Alteration of Share Capital

The Company may by ordinary resolution:

(a)	increase its share capital by new shares of such amount as it thinks appropriate;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)	divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorised by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	subdivide its shares, or any of them, into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Cayman Islands Companies Act.

Calls on Shares and Forfeiture

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part.

The directors may make arrangements with respect to the issue of partly paid shares for a difference between the shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

The Company has a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The Company also has a first and paramount lien on every share registered in the name of a person indebted or under liability to the Company (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). Our board of directors may at any time declare a share to be wholly or in part exempt from the provisions of our memorandum and articles of association. The Company’s lien on a share extends to any amount payable in respect of it, including but not limited to dividends.

The Company may sell, in such manner as the directors in their absolute discretion think fit, any share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

Unclaimed Dividend

Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the directors to that effect. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

A certificate in writing under the hand of a director that a share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all persons claiming to be entitled to the share.

Share Premium Account

The directors shall in accordance with the Cayman Islands Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and the Memorandum and Articles of Association, the Company may:

(a)	issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by the board;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the board, or are otherwise authorised by our memorandum and articles of association, as amended and restated from time to time; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Cayman Islands Companies Act, including out of capital.

Transfer of Shares

Subject to any applicable requirements set forth in our Memorandum and Articles of Association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our board of directors, executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in the register of members in respect of the relevant shares.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the applicable rules of the Nasdaq, be suspended and our register of members closed at such times and for such periods as our board of directors may in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than forty calendar days in any calendar year.

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Under the Memorandum and Articles of Association, which will be effective immediately prior to completion of this offering, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company.

General Meetings

As a Cayman Islands exempted company, we are not obliged by the Cayman Islands Companies Act to call shareholders’ annual general meetings.

The Memorandum and Articles of Association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman or a majority of the directors (acting by a resolution of the board) may call general meetings. General meetings shall also be convened on the written requisition of one or more of the shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, specifying the objects of the meeting and signed by each of the shareholders making the requisition and deposited at the registered office. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, those shareholders who requested the meeting or any of them representing more than one-half of the total voting rights of all of them may convene the general meeting themselves, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

At least seven (7) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify, among other things, the place, the day and the hour of the meeting and the general nature of the business. In addition, if a resolution is proposed as a special resolution, the notice specifying the intention to propose the resolution as a special resolution must be duly given. Notice of every general meeting shall be given to (a) all shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and (b) every person entitled to a share in consequence of the death or bankruptcy of a shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

Subject to the Memorandum and Articles of Association, a general meeting of the Company shall, whether or not the notice has been given and whether or not the provisions of the Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved. The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Directors

Unless otherwise determined by the Company in general meeting, the number of directors shall not be less than two (2) directors, the exact number of directors to be determined from time to time by the board of directors.

The Company may by ordinary resolution appoint any person to be a director. the board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board.

The remuneration of the directors may be determined by the directors or by ordinary resolution.

A director shall not be required to hold any shares in the Company by way of qualification.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board..

A director may be removed from office by an ordinary resolution, notwithstanding anything in the Memorandum and Articles of Association or in any agreement between the company and such director (but without prejudice to any claim for damages under such agreement).

The office of director shall be vacated, if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the company; (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (e) is prohibited by law from being a director; or (f) is removed from office pursuant to any other provision of our articles of association.

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

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and the Memorandum and Articles of Association, our business shall be managed by the directors, who may exercise all our powers. No resolution passed by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that resolution had not been passed.

The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

The directors may from time to time and at any time by power of attorney (whether under seal or under hand) or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under the Memorandum and Articles of Association) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such Attorney or Authorised Signatory as the directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

The directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the directors may think fit and the directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Any such delegates as aforesaid may be authorised by the directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Capitalization of Profits

Subject to the Cayman Islands Companies Act, the directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the shareholders in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,and allot the shares or debentures, credited as fully paid, to the shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, only be applied in paying up unissued shares to be allotted to shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the directors may deal with the fractions as they think fit;

(d)	authorise a person to enter (on behalf of all the shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the shareholders respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, and any such agreement made under this authority being effective and binding on all those shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

Liquidation Rights

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Cayman Islands Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

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

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Cayman Islands Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Cayman Islands Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Memorandum and Articles of Association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case the chairman or a majority of the directors (acting by a resolution of the board) may proceed to convene an extraordinary general meeting. As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, the Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Memorandum and Articles of Association, directors may be removed by an ordinary resolution, notwithstanding anything in our memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our Memorandum and Articles of Association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote. The bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote. If so provided in the certificate of incorporation, they may also be amended by the board of directors. Under the Cayman Islands Companies Act, the Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Anti-money Laundering-Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

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

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

10.E. Taxation

ERAYAK Power Solution Group Inc. is an exempted company incorporated in Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our Class A Ordinary Shares. Erayak HK is subject to Hong Kong law. Erayak WFOE, Ruike, Zhejiang Leiya and Wenzhou New Focus are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares.

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

We are a holding company incorporated in the Cayman Islands with limited liability and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended December 31, 2025 and 2024.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our Ordinary Shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that all distributions will be treated as a dividend even if a particular distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our future offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares (in the case of Class A Ordinary Shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the Class A Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the ordinary share. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures about Market Risk”

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tang Qian & Associates PLLC (“Tang Qian”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended December 31, 2025. Fortune CPA Associates Limited (“Fortune”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. TPS Thayer, LLC (“TPS”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended December 31, 2022, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Fortune CPA Associates Limited’s fee for the fiscal year ended December 31, 2023 was $160,000.

Fortune CPA Associates Limited’s fee for the fiscal year ended December 31, 2024 was $164,800.

Tang Qian & Associates PLLC’s fee for the fiscal year ended December 31, 2025 was $140,000

Audit-Related Fees

There was no audit-related service fees incurred from Tang Qian & Associates PLLC or Fortune, for the fiscal years ended December 31, 2025, 2024, or 2023.

Tax Fees

There was no tax service fees incurred from Tang Qian & Associates PLLC for the fiscal years ended December 31, 2025, and there was no tax service fees incurred from Fortune for the fiscal years ended December 31, 2024 and 2023.

All Other Fees

There was no other service fees incurred from Tang Qian & Associates PLLC in fiscal years ended December 31, 2025.There was no other service fees incurred from Fortune in fiscal years ended December 31, 2024 and 2023. There was no other service fees incurred from TPS in fiscal year ended December 31, 2023 and 2022.

Audit Committee Pre-Approval Policies

TPS’s engagement and Fortune’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by TPS and Fortune have been so approved and ratified. Tang Qian's engagement by the Company to render audit or non-audit services was approved and ratified by the Company's audit committee. All services rendered by Tang Qian have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2025.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 7, 2026, the Audit Committee and Board of Directors of the Company approved the dismissal of Fortune CPA Inc. (“Fortune CPA”) as the Company’s independent registered public accounting firm, effective January 7, 2026. Fortune CPA served as the Company’s auditor for the fiscal years ended December 31, 2023 and December 31, 2024. During Fortune CPA’s engagement as the Company’s independent registered public accounting firm and through the effective date of its dismissal, there were no disagreements with Fortune CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Fortune CPA, would have caused Fortune CPA to make reference to the subject matter of the disagreements in connection with its reports on the financial statements. Fortune CPA did not issue any adverse opinion or disclaimer of opinion, nor did it modify its opinion, with respect to any of the Company’s financial statements during its engagement period. On January 7, 2026, the Audit Committee and Board of Directors of the Company approved the engagement of Tang Qian & Associates PLLC (“Tang Qian”) as the Company’s new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2025, effective January 7, 2026. During the two fiscal years preceding Tang Qian’s engagement, neither the Company nor anyone on its behalf consulted with Tang Qian regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement or a reportable event as defined in Item 16F of Form 20-F.

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

In 2025, relying on the home country exemption, the Company did not hold an annual shareholder meeting.

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

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Fifth Amended and Restated Memorandum and Articles of Association
2.1	Form of Underwriter’s Warrants, filed as Exhibit 4.2 to the Form F-1/A filed on September 13, 2022 and incorporated by reference herein
2.2*	Description of Securities
4.1	Securities Purchase Agreement, filed as exhibit 10.1 to the Form 6-K filed on May 20, 2024 and incorporated by reference herein
4.2	Employment Agreement between Zhejiang Leiya and Lingyi Kong, filed as exhibit 10.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.3	Employment Agreement between Zhejiang Leiya and Lanling Gu, filed as exhibit 10.2 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.4	Employment Agreement between Erayak and Wang-Ngai Mak, filed as exhibit 10.3 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.5	Employment Agreement between Erayak and Jizhou Hou, filed as exhibit 10.4 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.6	Employment Agreement between Erayak and Jing Chen, filed as exhibit 10.5 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.7	Employment Agreement between Erayak and Tsang Sheung, filed as exhibit 10.1 to the Form 6-K filed on December 1, 2023 and incorporated by reference herein
4.8	Promissory Note between Lingyi Kong and Erayak Power Solution Group Inc., filed as exhibit 10.7 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.9	Promissory Note among Lingyi Kong, Erayak Power Solution Group Inc. and Wenzhou New Focus Technology & Electronic Co., Ltd., filed as exhibit 10.8 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.10	Form of Loan Agreement between Longwan Rural Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.9 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.11	Form of Loan Agreement between China Minsheng Bank Corp. and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.10 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.12	Form of Loan Agreement between Zhejiang Chouzhou Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.11 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.13	Form or Purchase Agreement, filed as exhibit 10.12 to the Form F-1/A filed on February 28, 2022 and incorporated by reference herein
4.14	Factory Lease Agreement between Wenzhou Ailefu Furniture Tech Limited Company and Zhejiang Leiya, filed as exhibit 10.14 to the Form F-1/A filed on July 29, 2022 and incorporated by reference herein
4.15	Form of Securities Purchase Agreement, dated July 25, 2025, by and among the Company and the purchasers thereto, filed as exhibit 10.1 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.16	Form of Placement Agent Warrant, filed as exhibit 4.1 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.17	Form of Pre-Funded Warrant, filed as exhibit 4.2 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.18	Securities Purchase Agreement, dated July 31, 2025, by and among the Company and the purchasers thereto, filed as exhibit 10.1 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.19	Form of Placement Agent Warrant, filed as exhibit 4.1 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.20	Form of Pre-Funded Warrant, filed as exhibit 4.2 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.21	Prior Sales Agreement, dated September 29, 2025, by and between Erayak Power Solution Group Inc. and Craft Capital Management LLC, filed as exhibit 10.1 to the Form 6-K filed on September 30, 2025 and incorporated by reference herein
4.22	Sales Agreement, dated March 16, 2026, by and between Erayak Power Solution Group Inc. and Craft Capital Management LLC, filed as exhibit 10.1 to the Form 6-K filed on March 18, 2026 and incorporated by reference herein

8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to the Form 20-F filed on May 15, 2023 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Tang Qian & Associates PLLC
15.2*	Consent of Fortune CPA Inc.
16.1	Letter from Fortune CPA Inc. to the Securities and Exchange Commission, dated January 8, 2026, filed as Exhibit 16.1 to the Form 6-K filed on January 8, 2026 and incorporated by reference herein
97.1	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ERAYAK POWER SOLUTION GROUP INC.

By:	/s/ Lingyi Kong
Name:	Lingyi Kong
Title:	Director and Chief Executive Officer

Date: April 29, 2026

ERAYAK POWER SOLUTION GROUP INC.

FINANCIAL STATEMENTS

ERAYAK POWER SOLUTION GROUP INC AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Erayak Power Solution Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Erayak Power Solution Group Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tang Qian & Associates, PLLC

We have served as the Company’s auditor since 2026

Dallas, Texas

April 29, 2026

PCAOB ID: 7080

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Orange, CA

April 23, 2025

PCAOB # 6901

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$184,856	$532,605
Restricted cash	251,932	792,204
Accounts receivable, net	13,582,352	12,037,136
Accounts receivable, related parties	3,178,800	1,314,332
Inventories	9,725,561	8,836,815
Advance to suppliers	6,205,921	9,437,740
Advance to suppliers, related parties	1,284,785	-
Other receivables	153,832	139,505
Other receivables, related parties	14,300	-
Short-term investment	4,537,044	-
Other current assets	4,244,137
Total current assets	43,363,520	33,090,337
Property, plant and equipment, net	7,102,555	2,157,214
Intangible assets, net	2,678,447	61,972
Right-of-use assets	6,032,330	6,457,903
Deferred tax assets	78,033	100,994
Long-term investment	193,453	410,998
Other non-current assets	-	3,753,785
TOTAL ASSETS	$59,448,338	$46,033,203
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$8,293,890	$1,055,828
Accounts payable	6,097,560	8,335,266
Accounts payable, related parties	132,136	-
Accrued expenses and other current liabilities	1,191,559	822,014
Advances from customers	1,573,763	628,067
Due to related parties	1,776,888	3,510,165
Long-term loans – current portion	778,103	161,529
Tax payable	929,213	1,021,395
Total current liabilities:	20,773,112	15,534,264
Non-current liabilities:
Long-term loans	3,409,358	3,913,204
TOTAL LIABILITIES	24,182,470	19,447,468

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 900,000,000 shares authorized; 85,406 shares issued and outstanding as of December 31, 2025; 22,540 shares issued and outstanding as of December 31, 2024*	18,789	4,959
Class B shares, 100,000,000 shares authorized, 4,091 shares issued and outstanding as of December 31, 2025; 455 shares issued and outstanding as of December 31, 2024*	900	100
Additional paid-in capital	27,837,444	18,641,264
Statutory reserve	1,244,717	1,123,204
Retained earnings	6,549,754	8,061,204
Accumulated other comprehensive loss	(385,736)	(1,244,996)
Total Shareholders’ equity	35,265,868	26,585,735
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$59,448,338	$46,033,203

*	All share and per-share amounts related to the Company’s ordinary shares presented in the consolidated financial statements have been retroactively adjusted to reflect the 1-for-10 reverse stock split, or share consolidation, which became effective on April 20, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024	2023
Sales	$22,855,437	$30,300,360	$20,322,498
Cost of sales	(17,983,764)	(26,307,998)	(15,299,849)
Gross profit	4,871,673	3,992,362	5,022,649

Operating expenses:
General and administrative	(4,000,311)	(2,302,809)	(2,023,428)
Selling and marketing	(771,176)	(946,269)	(962,479)
Research and development	(1,608,311)	(1,670,669)	(1,176,943)
Bad debt expense	(122,847)	(224,534)	(36,972)
Inventory allowance (provision) / reversal	368,693	(295,907)	(81,622)
Impairment provision of advance to suppliers	(379,480)	(111,882)	-
Total operating expenses	(6,513,432)	(5,552,070)	(4,281,444)

Operating (loss) income	(1,641,759)	(1,559,708)	741,205

Other income (expenses):
Interest income (expenses), net	48,040	(139,441)	(402,671)
Rental income, net	153,845	154,471	195,347
Investment loss	(229,170)	-	-
Other income, net	308,038	362,364	878,080
Total other income, net	280,753	377,393	670,755

(Loss) income before income taxes	(1,361,006)	(1,182,315)	1,411,960

Income tax provision	(28,931)	66,338	(193,246)

Net (loss) income	$(1,389,937)	(1,115,977)	$1,218,714

Other comprehensive income:
Foreign currency translation adjustment	859,260	(500,376)	(360,677)

Total comprehensive (loss) income	$(530,677)	(1,616,353)	$858,037
Earnings per share attributable to common shareholders:
Shares*	89,497	22,995	5,455
(Loss) earnings per share*	$(27.28)	(98.34)	$223.43
Weighted average number of shares outstanding
Basic and Diluted*	50,958	11,348	5,455

*	All share and per-share amounts related to the Company’s ordinary shares presented in the consolidated financial statements have been retroactively adjusted to reflect the 1-for-10 reverse stock split, or share consolidation, which became effective on April 20, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the fiscal year ended December 31, 2025:

	Class A shares*	Ordinary shares, $0.22 par Amount*	Class B shares*	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2024	22,540	4,959	455	100	18,641,264	1,123,204	8,061,204	(1,244,996)	26,585,735

Share issuance	62,866	13,830			8,756,980				8,770,810
Share issuance			3,636	800	439,200				440,000
Foreign currency translation loss								859,260	859,260)
Net income							(1,389,937)		(1,389,937)
Statutory reserve						121,513	(121,513)

Balance at December 31, 2025	85,406	18,789	4,091	900	27,837,444	1,244,717	6,549,754	(385,736)	35,265,868

For the fiscal year ended December 31, 2024:

	Class A shares*	Ordinary shares, $0.22 par Amount*	Class B shares*	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2023	5,000	1,100	455	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

Share issuance	7,273	1,600			7,998,400				8,000,000
Share issuance related to cashless exercise of warrants	10,267	2,259			(2,259)				-
Foreign currency translation loss								(500,376)	(500,376)
Net income							(1,115,977)		(1,115,977)
Statutory reserve						10,034	(10,034)		-

Balance at December 31, 2024	22,540	4,959	455	100	18,641,264	1,123,204	8,061,204	(1,244,996)	26,585,735

For the fiscal year ended December 31, 2023:

	Class A shares*	Ordinary shares, $0.22 par Amount*	Class B shares*	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2022	5,000	1,100	455	100	10,645,122	916,912	8,164,759	(383,942)	19,344,051

Foreign currency translation loss								(360,677)	(360,677)
Net income							1,218,714		1,218,714
Statutory reserve						196,258	(196,258)		-
Balance at December 31, 2023	5,000	1,100	455	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

*	All share and per-share amounts related to the Company’s ordinary shares presented in the consolidated financial statements have been retroactively adjusted to reflect the 1-for-10 reverse stock split, or share consolidation, which became effective on April 20, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(UNAUDITED, IN U.S. DOLLARS)

	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$(1,389,937)	$(1,115,977)	$1,218,714
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	574,142	431,921	388,002
Loss on asset disposal	241	-	-
Deferred tax assets	26,642	(70,346)	-
Accounts receivable provision	122,847	224,534	36,972
Advance to suppliers impairment provision	379,480	111,882	-
Inventory impairment (reversal)/provision	(368,693)	295,907	81,621
Imputed interest expenses	-	-	17,755
Loss on long-term investment	229,170	-	-
Right of use lease assets amortization	689,181	689,922	514,691
Changes in operating assets and liabilities:
Accounts receivable	(1,515,112)	(6,261,153)	3,395,976
Accounts receivable, related parties	(1,758,046)	(1,333,255)	-
Inventory	(119,552)	(2,297,437)	(1,091,117)
Advance to suppliers	3,133,282	(6,947,539)	(1,250,467)
Advance to suppliers, related parties	(1,250,036)	-	-
Prepaid expenses	-	-	(25,000)
Other receivables	(101,658)	(19,561)	(79,876)
Other receivables, related parties	(13,913)
Loan receivable	-	-	163,821
Other current assets	(4,129,347)	-	-
Other non-current assets	3,812,174	-	-
Accounts payable	(2,532,280)	2,644,525	1,085,320
Accounts payable, related parties	128,562	-	-
Accrued expenses and other current liabilities	156,410	(2,498,165)	2,361,121
Advances from customers	893,482	284,372	(334,225)
Tax payable	(133,201)	(16,269)	246,425
Net cash (used in) provided by operating activities	(3,166,162)	(15,876,639)	6,729,734

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(5,239,108)	(517,813)	(684,210)
Purchases of intangible assets	(2,598,025)	(37,082)	(25,689)
Short-term investment	(4,537,044)	-	-
Long-term investment		(416,916)	-
Fixed deposit		-	(3,869,565)
Advance for potential long-term warehouse lease		-	(1,000,000)
Advance for potential land purchase		-	4,201,354
Net cash used in investing activities	(12,374,177)	(971,811)	(1,378,110)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	10,260,899	1,310,576	4,236,750
Repayments on short-term borrowings	(3,263,585)	(309,032)	(10,231,750)
Proceeds from related parties	7,403,348	11,725,864	16,968,314
Repayments to related parties	(9,338,647)	(10,410,643)	(15,064,679)
Proceeds from share issuance	9,272,500	-	-
Proceeds from private placement	-	8,000,000	-
Proceeds from long-term loan	4,390,957	3,846,742	6,729,469
Repayments on long-term loan	(4,454,868)	(1,782,400)	(9,075,497)
Net cash provided by (used in) financing activities	14,270,604	12,381,107	(6,437,393)

Effect of exchange rate changes on cash	381,714	(86,282)	(103,044)

Net decrease in cash and cash equivalents	(888,021)	(4,553,625)	(1,188,813)
Cash and cash equivalents at the beginning of year	1,324,809	5,878,434	7,067,247
Cash and cash equivalents at the end of year	436,788	1,324,809	5,878,434

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	184,856	532,605	5,877,372
Restricted cash	251,932	792,204	1,062
Cash and cash equivalents at the end of year	$436,788	$1,324,809	$5,878,434

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$12,386	$178,694	$-
Cash paid for interest	$279,683	$148,335	$410,922

The accompanying notes are an integral part of these consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 1,000,000,000 ordinary shares of a par value of US$0.22 each comprising (a) 900,000,000 class A ordinary shares of a par value of US$0.22 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.22 each. As of December 31, 2025, there were currently 85,406 issued and outstanding Class A Ordinary Shares and 4,091 issued and outstanding Class B Ordinary Shares.

Erayak Group is a holding company and is currently not actively engaging in any business. Erayak Group’s registered agent is Harneys Fiduciary (Cayman) Limited, and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Erayak Power Solution Group Inc. (“Erayak Group”)	Cayman Islands	June 14, 2019	Parent
Erayak Power Solution Limited (“Erayak BVI”)	British Virgin Island	June 17, 2019	100% by the Parent
Erayak Power Solution Hong Kong Limited (“Erayak HK”)	Hong Kong	June 26, 2019	100% by Erayak BVI
Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)	Wenzhou, China	December 5, 2023	100% by Erayak HK
Wenzhou Wenjie Technology Limited (“Wenjie”)	Wenzhou, China	December 11, 2019	100% by Erayak HK
Zhejiang Leiya Electronics Limited (“Leiya”)	Wenzhou, China	March 5, 2009	100% by Wenjie
Wenzhou New Focus Limited (“New Focus”)	Wenzhou, China	November 21, 2012	100% by Leiya

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

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $12,760,000 as of December 31, 2025. Erayak HK did not have any operations as of December 31, 2025.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was RMB 51,097,187.50 as of December 31, 2025.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $3,900,000 as of December 31, 2025. Wenjie did not have any operations as of December 31, 2025.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 33,272,918.37 as of December 31, 2025.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 10,580,000 as of December 31, 2025.

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

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Lingyi Kong).   Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-year presentation. Specifically, for the years ended December 31, 2024, and 2023, operating expenses were adjusted by ($5,340) and $5,560, respectively, to reflect the reclassification of bank charges and charitable donations from non-operating expenses. These reclassifications had no impact on previously reported net income or total equity.

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

The relevant exchange rates are listed below:

	For the Years Ended December 31
	2025	2024	2023

Period Ended RMB: USD exchange rate	6.9931	7.2993	7.0999
Period Average RMB: USD exchange rate	7.1875	7.1957	7.0809

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

As of December 31, 2025 and 2024, restricted cash was $251,932 and $792,204, respectively.

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

Advances to Suppliers

Advances to suppliers represent prepayments for the purchase of materials or services, which are offset against accounts payable upon receipt of the underlying goods or services. The Company performs periodic evaluations of the financial condition of its suppliers and monitors their ability to fulfill contractual obligations.

The Company maintains an allowance for doubtful accounts for advances to suppliers based on an assessment of the supplier's financial condition and ability to deliver goods or services. When the financial condition of a supplier deteriorates, resulting in an impairment of their ability to perform, the Company records an impairment provision to the allowance. During the fiscal years ended December 31, 2025, 2024 and 2023, there were no direct write-offs to advances to suppliers.

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

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10 - 20 years
Machinery and equipment	3-10 years
Transportation vehicles	4 years
Office furniture and equipment	5-10 years
Electronic equipment	2-5 years

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

Intangible Assets

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Patents	10 years
Trademark	10 years
Software	10 years
Land use rights	50 years

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

There was no impairment charge recognized for long-lived assets for the periods ended December 31, 2025, 2024, and 2023.

Fair Value Measurement

Fair Value Measurements and Disclosures require disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of input used to measure fair value are as follows:

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

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations for those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investment, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of December 31, 2025, 2024, and 2023.

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

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $161,700, $231,918, and $1,061,274 for the years ending December 31, 2025, 2024, and 2023, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $173,784, $172,465, and $191,671 for the years ended December 31, 2025, 2024, and 2023, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $122,316, $213,972, and $78,305 for the years ended December 31, 2025, 2024, and 2023, respectively.

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

Earnings (loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents included in diluted EPS during the years ended December 31, 2025, 2024, and 2023.

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

As of December 31, 2025 and 2024, we had cash and cash equivalents of $436,788 and $1,324,809, respectively including restricted cash of 251,932 and 792,204, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to being provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties. We plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

Recently Issued Accounting Standards

In October 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-06, Disclosure Improvements—codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. The Company adopted ASU 2023-09 beginning January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Accounts receivable	$13,956,417	$12,296,691
Less: allowance for doubtful accounts	(374,065)	(259,555)
Accounts receivable, net	$13,582,352	$12,037,136

The average accounts receivable turnover period was approximately 205 days and 110 days for the years ended December 31, 2025 and 2024, respectively.

Changes of allowance for doubtful accounts for the years ended December 31, 2025 and 2024 were as follow:

	2025	2024
Beginning balance	$(259,555)	$(39,280)
Provision adjustment for accounts receivable	(103,145)	(224,534)
Exchange difference	(11,365)	4,259
Ending balance	$(374,065)	$(259,555)

NOTE 4 – INVENTORIES

Inventories as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Raw materials	$7,322,641	$7,118,820
Work in process	1,904,229	1,490,520
Finished goods	520,088	611,020
Inventory valuation allowance	(21,397)	(383,545)
Total	$9,725,561	$8,836,815

For the fiscal year ended December 31, 2025, the Company recorded a reversal of the inventory allowance in the amount of $362,148. For the fiscal year ended December 31, 2024, the Company recorded an inventory allowance provision of $291,707.

NOTE 5 – ADVANCE TO SUPPLIERS AND OTHER

Advance to suppliers and other as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Advance to suppliers	$5,702,675	$8,548,744
Advance payment for potential factory lease	1,000,000	1,000,000
Less: allowance for doubtful accounts	(496,754)	(111,004)
Total	6,205,921	9,437,740

As of December 31, 2025 and 2024, an advance payment of $1,000,000 had been made in connection with a potential long-term lease of a customized factory intended to support business expansion in the energy storage industry.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Machinery and equipment	$3,152,265	$2,240,129
Transportation vehicles	466,386	443,390
Electronic devices	172,923	138,951
Office furniture and equipment	94,652	88,050
Construction in progress	3,932,974	216,468
Building	1,611,858	754,321
Total property plant and equipment, at cost	9,431,058	3,881,309
Less: accumulated depreciation	(2,328,503)	(1,724,095)
Property, plant and equipment, net	$7,102,555	$2,157,214

Additions to property and equipment for the years ended December 31, 2025 and 2024 were $5,239,108 and $715,202, respectively. Disposals during these periods were $4,947 and $0, respectively.

Depreciation expenses were $519,185, $426,275, and $385,666 for the years ended December 31, 2025, 2024, and 2023, respectively.

The depreciation expenses included in the cost of sales during the years ended December 31, 2025, 2024, and 2023 were $357,058, $261,090, and $243,284, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Intangible assets
Cost	$77,123	$37,332
Accumulated amortization	(12,438)	(6,350)
Additions, at cost	2,670,247	36,556
Amortization current period	(56,486)	(5,566)
Intangible assets, net	$2,678,447	$61,972

The intangible assets include land use rights that the Company acquired during the 2025 fiscal year. The useful life of the land use rights is 50 years. After paying the full acquisition price, the Company secured the land use rights and pledged the property to apply for bank loans. The related bank loan is disclosed in Note 13 – Long-term Loans.

The rest intangible assets represent the ERAYAK trademark, the Company’s purchase of patents related to new technologies to produce inverters, and software purchased for internal use.

There were no disposals for the years ended December 31, 2025, 2024, and 2023.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2026	$67,659	$2,610,788
2027	67,659	2,543,129
2028	67,659	2,475,470
2029	67,659	2,407,811
2030	67,659	2,340,152

NOTE 8 – LEASES

The Company has two related party leases for the land and building where it operates:

Lease #1: A 20-year lease with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loan, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all the interest expense on the bank loan. The related bank loan is disclosed in Note 13 – Long-term Loans. Rental income from the sublease is disclosed in Note 23 – Rental Income, Net. Relation between the Company and Ailefu is disclosed in Note 26 – Related Party Transactions.

Lease #2: A two-year lease with option to renew. The Company pays the full rent at the beginning of the lease, and the related transaction is disclosed in Note 26 – Related Party Transactions.

During the 2025 and 2024 fiscal years, the lease expenses were $689,181 and $689,922, respectively. The ending balances of right of use assets were $6,032,330 and $6,457,903 as of December 31, 2025 and 2024, respectively.

NOTE 9 – SHORT-TERM INVESTMENT

The Company’s short-term investments primarily consist of structured products and money market funds. These investments are recorded at fair value, with changes in fair value recognized in earnings (or other comprehensive income, as applicable).

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2025.

	Balance at December 31, 2025	Quoted Prices in Active Market for Identical Assets (Level l)	Significant Other Observable (Level 2)	Significant unobservable Inputs (Level 3)
Short-term investments:
Structured Products	4,537,044		4,537,044

The structured products held by the Company do not have quoted prices for identical assets in active markets and therefore are generally not classified within Level 1 of the fair value hierarchy. The fair values of these wealth management products are primarily determined based on quotes or net asset values provided by the issuing banks, with reference to observable yields, market interest rates, and market inputs for similar products. These inputs are directly or indirectly observable in the marketplace, and the Company does not rely on significant unobservable inputs to estimate their fair values. Accordingly, the Company believes that the fair value measurements of these wealth management products are consistent with the characteristics of Level 2 inputs under the fair value hierarchy and classifies them within Level 2. If, in the future, certain wealth management products lack bank quotes, published net asset values, or other observable market inputs, and their valuations rely primarily on significant unobservable assumptions, the Company will reassess their classification within the fair value hierarchy.

NOTE 10 – LONG-TERM INVESTMENT

In July 2024, the Company acquired a 15% equity interest in a privately held entity (the “Investee”) for a total purchase price of RMB3 million. Through December 31, 2024, the Company determined it did not possess the ability to exercise significant influence over the Investee and accounted for the investment pursuant to ASC 321, Investments—Equity Securities, using the measurement alternative.

During the fiscal year ended December 31, 2025, the Company determined that it gained the ability to exercise significant influence over the operating and financial policies of the Investee due to representation on the board of directors and participation in policy-making processes. Accordingly, the Company transitioned the accounting for this investment to the equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures. Under the equity method, the investment is initially measured at the carrying value of the previous investment plus the cost of any additional interest acquired. The Company subsequently adjusts the carrying amount of the investment to recognize its share of the investee's earnings or losses in the Consolidated Statements of Comprehensive Loss.

For the year ended December 31, 2025, the Company recorded an investment loss of RMB1,647,163, or $229,170 representing its proportionate share of the Investee’s net loss. As of December 31, 2025, the carrying value of the investment was RMB1,352,837, or $193,453.

NOTE 11 – OTHER CURRENT AND NON-CURRENT ASSETS

As of December 31, 2025, other current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $3,918,148, in Minsheng Bank, from June 9, 2023, to June 9, 2026, which as of December 31, 2024, was included in other non-current assets. The annual interest rate on the deposit is 3.2%, and early withdrawal before the expiry date is not allowed.

During the fiscal year ended December 31, 2025 and 2024, the Company pledged this fixed deposit and all accrued interest income as collateral to secure bank loan for Zhejiang Rayak Technology Co. Ltd., a related party of the Company.

NOTE 12 – SHORT-TERM BORROWINGS

Short-term borrowings from financial institutions consisted of the following on December 31, 2025:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Bank of Wenzhou		11,500,000	1,644,478	2025.10.30	2026.10.28	4.25%
Bank of China		10,000,000	1,429,981	2025.01.17	2026.01.16	2.70%
Huaxia Bank		10,000,000	1,429,981	2025.09.29	2026.09.20	2.85%
Huaxia Bank		20,000,000	2,859,962	2025.09.29	2026.09.20	2.65%
Industrial and Commercial Bank of China		6,500,000	929,488	2025.03.20	2026.03.20	2.80%
Total	RMB	58,000,000	$8,293,890

Short-term borrowings from financial institutions consisted of the following on December 31, 2024:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank		1,000,000	136,999	2024.06.27	2025.01.03	3.50%
Bank of Ningbo		5,000,000	684,997	2024.06.13	2025.06.13	2.80%
Bank of Ningbo		1,706,808	233,832	2024.10.30	2025.04.28	2.75%
Total	RMB	7,706,808	$1,055,828

The Company’s short-term bank borrowings are guaranteed by the Company’s major shareholders, their immediate family members, and related companies. For the years ended December 31, 2025, 2024, and 2023, interest expenses on short-term borrowings from financial institutions amounted to $116,349, $47,176, and $165,247, respectively.

NOTE 13 – LONG-TERM LOANS

As of December 31, 2025, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		228,571	$32,685	2025.05.07	2027.04.23	8.62%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	11.16%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13,99%
Longwan Rural Commercial Bank		1,200,000	171,599	2023.06.02	2026.05.30	6.60%
Longwan Rural Commercial Bank		1,750,000	250,247	2023.06.02	2026.05.30	6.60%
Minsheng Bank		6,200,000	886,589	2025.11.14	2032.11.14	2.70%
Minsheng Bank		16,000,000	2,287,970	2025.05.20	2034.11.20	2.70%
Subtotal		29,283,331	4,187,461
Current portion of long-term loans		(5,441,349)	(778,103)
Total	RMB	23,841,982	$3,409,358

As of December 31, 2024, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		38,095	$5,219	2023.04.27	2025.04.27	6.6528%
WeBank Shenzhen		155,556	21,311	2024.02.26	2026.02.23	6.8760%
WeBank Shenzhen		214,286	29,357	2024.03.29	2026.03.23	6.8760%
WeBank Shenzhen		904,762	123,952	2024.07.29	2026.07.23	6.0400%
WeBank Shenzhen		1,000,000	136,999	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		280,000	38,360	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		200,000	27,400	2024.11.04	2026.10.23	5.8300%
Longwan Rural Commercial Bank		1,200,000	164,399	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	239,749	2023.06.05	2026.05.30	6.6%
Minsheng Bank		10,000,000	1,369,994	2024.08.06	2027.07.15	3.5%
Minsheng Bank		5,000,000	684,997	2024.08.13	2027.07.15	3.5%
Minsheng Bank		9,000,000	1,232,995	2024.08.16	2027.07.15	3.5%
Subtotal		29,742,698	4,074,733
Current portion of long-term loans		(1,179,047)	(161,529)
Total	RMB	28,563,651	$3,913,204

The long-term bank loans from Minsheng Bank are collateralized by certain assets of the Company. As of December 31, 2025, the collateral consisted of land use rights held by Ruike with a carrying amount of $2,543,916. In the prior year, as of December 31, 2024, the loans were secured by leased property held under a lease agreement with Ailefu (see Note 8 — Leases for additional information).

For the years ended December 31, 2025, 2024, and 2023, interest expenses on long-term loans amounted to $163,333, $101,159, and $245,897, respectively.

NOTE 14 – ACCOUNTS PAYABLE

Accounts payable mainly represent the amount the Company owes to its suppliers. As of December 31, 2025 and 2024, outstanding accounts payable amounted to $6,097,560 and $8,335,266, respectively.

NOTE 15 – ADVANCE FROM CUSTOMERS

Advance from customers represent the payments from customers for products that have not yet been delivered. As of December 31, 2025 and 2024, advance from customers amounted to $1,573,763 and $628,067, respectively.

NOTE 16 – TAX PAYABLE

As of December 31, 2025 and 2024, tax payable consisted of the following:

	2025	2024
Corporate tax payable	$999,741	$962,235
VAT payable (receivable)	(80,712)	48,585
Other tax payable	10,184	10,575
	929,213	1,021,395

NOTE 17 – SALES

Disaggregated sales by types as of December 31, 2025, 2024, and 2023 consisted of the following:

	2025	2024	2023
Inverters	$10,864,074	$14,074,555	$11,893,338
Chargers	278,339	550,919	544,680
Gasoline generators	9,666,380	9,981,895	6,575,406
Power bank	1,714,152	4,966,744	804,268
Other products	332,492	726,247	504,806
Total	$22,855,437	$30,300,360	$20,322,498

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 18 – COST OF SALES

Cost of sales as of December 31, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Direct labor	$1,719,388	$1,940,773	$1,600,909
Direct materials	13,930,350	12,294,288	10,428,628
Direct manufacturing overhead	1,466,025	1,359,577	1,338,927
Outsourced products	868,001	10,713,360	1,931,385
Total	$17,983,764	$26,307,998	$15,299,849

NOTE 19 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of December 31, 2025, 2024, and 2023 consisted of following:

	2025	2024	2023
Employee compensation and benefits	$1,077,246	927,913	$526,895
Travel and communication expenses	44,842	59,108	49,451
Rent and utilities	305,877	287,755	83,079
Consulting fees	2,148,141	677,556	1,032,197
Insurance	44,493	29,511	13,386
Depreciation and amortization expenses	193,562	125,395	116,451
Bank charges	16,733	(16,458)	1,324
Donations	4,175	11,118	4,237
Sales tax	15,368	17,657	76,654
Entertainment	28,815	27,314	23,748
Office and miscellaneous	121,059	155,940	96,006
Total	$4,000,311	$2,302,809	$2,023,428

NOTE 20 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of December 31, 2025, 2024, and 2023 consisted of the following:

	2025	2024	2023
Employee compensation and benefits	$279,549	$265,546	$202,992
Travel and promotion	187,703	267,203	125,213
Shipping and handling	173,784	172,465	191,671
Insurance	5,593	-	12,233
Consulting fee	16,830	4,495	24,725
Inspection and certification fees	44,941	97,091	141,729
Entertainment	49,592	91,928	182,221
Office and miscellaneous	13,184	47,541	81,695
Total	$771,176	$946,269	$962,479

NOTE 21 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of December 31, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Salaries	$870,884	$701,402	$525,782
Direct input	681,587	859,540	554,892
Utility	2,585	2,542	2,680
Design cost	8,560	6,254	31,115
Contract services	-	55,720	-
Depreciation	23,522	22,286	25,614
Other	21,173	22,925	36,859
Total	$1,608,311	$1,670,669	$1,176,943

NOTE 22 – INTEREST EXPENSES, NET

Interest expenses as of December 31, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Interest expense	$341,685	$150,160	$490,780
Interest income	(389,725)	(10,719)	(88,109)
Total interest (income) expense, net	$(48,040)	$139,441	$402,671

NOTE 23 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income as of December 31, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Rental income	$265,755	251,542	$411,962
Rental expense	(111,910)	(97,071)	(216,615)
Total rental income, net	$153,845	154,471	$195,347

NOTE 24 – OTHER INCOME, NET

The following table shows the details of net other income (expenses) for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Government grant	$161,700	$231,918	$1,061,274
Sampling reimbursement	77,119	-	21,624
Exchange gains	43,692	141,296	5,834
Gain on extinguishment of liabilities	37,807	-	-
Miscellaneous income	6,942	30,754	5,099
Miscellaneous expenses	(19,222)	(41,604)	(215,751)
Total other income, net	$308,038	362,364	$878,080

NOTE 25 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company did not have any customers that individually accounted for a significant portion (10% or more) of its revenue during the fiscal year ended December 31, 2025. As a result, the Company is not materially dependent on any individual customer. As of December 31, 2025, the Company’s accounts receivable was concentrated with two parties: a related party representing 18.61% of the total balance and a single customer representing 13.69%.

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

During the fiscal year ended December 31, 2025, one supplier accounted for 10.31% of the Company’s total purchases, indicating a concentration of supplier risk. Management monitors this relationship on an ongoing basis to mitigate potential supply disruptions.

For the years ended December 31, 2024 and 2023, there was no significant concentration in suppliers for the Company’s raw material purchase.

The Company has numerous suppliers that could be substituted should any of the current suppliers become unavailable or non-competitive.

NOTE 26 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Leiling Technology Development Co. Ltd. (“Leiling”)	An entity with Shengling Xiang as legal representative
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal representative
Zhejiang Rayak Technology Co. Ltd. (“Rayak Tech”)	An entity 85% owned by Shengling Xiang and 15% owned by Zhejiang Leiya Electronics Co., Ltd.
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party transactions

The Company leases offices and factory buildings from Ailefu. The nature of the lease is disclosed in Note 8 - Lease. As of December 31, 2025, the Company’s balances with Ailefu consisted of a security deposit of $14,300, and prepayments totaling $613,585. The Company purchased raw materials in the amount of $793,744 through Ailefu during the 2025 fiscal year. As of December 31, 2025, the Company had accounts payable of $132,136 to Ailefu.

There were no transactions between the Company and Xiangze, the Company and Leiling, the Company and Chuanlong Lin, and the Company and Chunhua Xiang during the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company had no outstanding balances from these entities.

The Company purchased equipment from Fushishenye. As of December 31, 2025, the Company had advance paid to Fushishenye in the amount of $671,200.

The Company periodically manages cash collections and disbursements on behalf of Rayak Tech. For the fiscal year ended December 31, 2025, the Company collected $932,285 and disbursed $417,934 on Rayak Tech's behalf. As of December 31, 2025, the outstanding balance due to Rayak Tech related to these activities was $564,868, which is included in due to related parties. Additionally, the Company sells products to Rayak Tech in the ordinary course of business. During the fiscal year ended December 31, 2025, total sales to Rayak Tech amounted to $2,030,478. As of December 31, 2025, the Company had an outstanding accounts receivable balance from Rayak Tech of $3,178,800.

From time to time, Shengling Xiang provides working capital advances to support the Company’s operations. During the year ended December 31, 2025, the Company repaid $333,840 to Shengling Xiang, while during the year ended December 31, 2024, the Company received advances totaling $349,737. As of December 31, 2025 and 2024, the outstanding balances due to this individual were $0 and $333,840, respectively. These balances represent unsecured, interest-free borrowings that are due on demand.

Lingyi Kong provides periodic working capital advances to support the Company’s operations. During the years ended December 31, 2025 and 2024, the Company received advances of $7,874,134 and $11,374,390, respectively. As of December 31, 2025 and 2024, the outstanding balances due to Lingyi Kong were $1,212,020 and $3,176,325, respectively. These borrowings are unsecured, non-interest bearing, and due on demand. Additionally, during the years ended December 31, 2025 and 2024, Lingyi Kong endorsed notes receivable with recourse to the Company’s suppliers to settle outstanding accounts payable in the amount of $4,035,487 and $7,255,413, respectively.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2025 and 2024:

Accounts	Name of related parties	2025	2024
Due to related party	Lingyi Kong	1,212,020	3,176,325
	Zhejiang Rayak Technology Co. Ltd.	564,868	-
	Shengling Xiang	-	333,840
TOTAL		$1,776,888	$3,510,165
Accounts payables, related parties	Wenzhou Ailefu Technology Co. Ltd.	132,136	-
TOTAL		$132,136	$-
Accounts receivables, related parties	ZheJiang Rayak Technology Co., Ltd.	3,178,800
	Wenzhou Weidi Technology Co. Ltd.		1,314,332
TOTAL		$3,178,800	$1,314,332
Advance to suppliers, related parties	Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd.	671,200	-
	Wenzhou Ailefu Technology Co. Ltd.	613,585	-
TOTAL		$1,284,785	$-
Other receivables, related parties	Wenzhou Ailefu Technology Co. Ltd.	14,300	-
TOTAL		$14,300	-

NOTE 27 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 1,000,000,000 ordinary shares of par value of $0.22 each, comprising of: (i) 900,000,000 Class A Ordinary Shares of par value of USD0.22 each, and (ii) 100,000,000 Class B Ordinary Shares of par value of USD0.22 each. There are currently 85,406 issued and outstanding Class A Ordinary Shares and 4,091 issued and outstanding Class B Ordinary Shares.

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

Registered Direct Offering

On July 25, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 12,396,000 class A ordinary shares (the “Class A Ordinary Shares”) of the Company of par value of $0.0001 each (the “Shares”), at a purchase price of $0.098 per share; and (ii) pre-funded warrants to purchase up to 18,216,246 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $$0.098 to the purchase price for Shares, less the exercise price of $0.0001 per share. The Registered Direct Offering closed on July 28, 2025. The Company received approximately $3 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

Registered Direct Offering

On July 31, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 32,155,921 class A ordinary shares (the “Class A Ordinary Shares”) of the Company of par value of $0.0001 each (the “Shares”), at a purchase price of $0.065 per share; and (ii) pre-funded warrants to purchase up to 75,536,386 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.065 to the purchase price for Shares, less the exercise price of $0.0001 per share. The Registered Direct Offering closed on August 1, 2025. The Company received approximately $7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

Share Subscription

On August 19, 2025, Erayak Power Solution Group Inc (the “Company”) consummated a share subscription (the “Share Subscription”) with Erayak International Limited. Under the terms of the Share Subscription, the Erayak International Limited purchased 8,000,000 Class B ordinary shares from the Company at a consideration of $0.055 per share, which is the closing pricing on August 18, 2025, for a total consideration of US$440,000.

Reverse Stock Split

On September 8, 2025, the shareholders and Board of Directors of the Company approved the 220-for-1 reverse stock split of its ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change, which was duly filed with the Cayman Registrar. As a result of the reverse stock split, the number of ordinary shares outstanding were reduced from 187,892,786 Class A ordinary shares to approximately 854,059 Class A ordinary shares, and from 9,000,000 Class B ordinary shares to approximately 40,910 Class B ordinary shares, subject to rounding up of all fractional shares to the nearest whole share in lieu of such fractional shares.

Increase in Authorized Share Capital

On November 19, 2025, the shareholders and the board of directors of the Company approved an increase in the Company’s authorized share capital from US$50,000, divided into 2,272,727.27 ordinary shares with a par value of US$0.022 each, consisting of 2,045,454.54 Class A ordinary shares and 227,272.73 Class B ordinary shares, to US$220,000,000, divided into 10,000,000,000 ordinary shares with a par value of US$0.022 each, consisting of 9,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares.

Reverse Stock Split

On March 25, 2026, the board of directors of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company, approved a 1-for-10 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares. The reverse stock split became effective on April 20, 2026, and the Company’s Class A ordinary shares began trading on a post-split basis on the Nasdaq Stock Market LLC on the same date under the current trading symbol “RAYA.”

As a result of the reverse stock split, every ten issued Class A ordinary shares with a par value of US$0.022 each were combined into one issued Class A ordinary share with a par value of US$0.22 each, and every ten issued Class B ordinary shares with a par value of US$0.022 each were combined into one issued Class B ordinary share with a par value of US$0.22 each. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Following the reverse stock split, the Company’s authorized share capital was adjusted to US$220,000,000, divided into 900,000,000 Class A ordinary shares with a par value of US$0.22 each and 100,000,000 Class B ordinary shares with a par value of US$0.22 each.

All share and per-share amounts presented in these consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented, unless otherwise indicated.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiaries. The reserved amount as determined pursuant to PRC statutory laws totaled $1,244,717 and $1,123,204 as of December 31, 2025 and 2024, respectively.

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

NOTE 28 – INCOME TAXES

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

Wenzhou Wenjie Technology Limited is established in PRC and is subject to a statutory income tax rate of 5%.

Ruike Electronics (Wenzhou) Co., Ltd is established in PRC and has an applicable EIT rate of 5%.

Zhejiang Leiya Electronics Limited and Wenzhou New Focus Limited are the Company’s main operating subsidiaries in PRC. Zhejiang Leiya Electronics is a high technology company and has an applicable EIT rate of 15%. Wenzhou New Focus Limited has an applicable EIT rate of 5%. As of December 31, 2025, the tax years ended December 31, 2020 through December 31, 2025 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2025, 2024 and 2023, respectively, and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended December 31, 2025, 2024 and 2023 as follows:

	2025	2024	2023
Income before taxes excluded the amounts of loss incurring entities	$328,988	$856,301	$2,246,230
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$49,348	$128,445	312,965
Tax effect of R&D expenses deduction	(65,281)	(296,833)	(148,687)
Tax effect of accumulated loss	-	-	(4,425)
Tax effect of non-deductible expenses	44,864	102,050	33,393
Income tax expenses	$28,931	$(66,338)	$193,246

Income taxes for the years ended December 31, 2025, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	2025	2024	2023
Current income tax	$2,289	$4,008	$193,246
Deferred income tax	26,642	(70,346)	-
Total income tax expense	$28,931	$(66,338)	$193,246

The deferred tax assets consisted of the following as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Deferred tax assets:
Opening balance	$100,994	$32,534	$33,490
Bad debt	9,240	24,828	-
Inventory provision	(55,304)	43,756	-
Advance to suppliers allowance	19,422	9,151	-
Effect of exchange rate	3,681	(9,275)	(956)
Total	$78,033	$100,994	$32,534

There was no valuation allowance for the deferred tax assets as of December 31, 2025 and 2024. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely that the company will realize the benefits of those deductible differences as of December 31, 2025 and 2024.

NOTE 29 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2025 and 2024, the Company had two lease agreements, which has been disclosed under right of use lease assets in Note 8 – Leases. As of December 31, 2025 and 2024, the Company had no material purchase commitments.

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

As of the December 31, 2025, the Company provides the following guarantee to a related party, with the Bank as the beneficiary:

Related Parties	Type	Currency	Guarantee Balance	Maturity Date
Zhejiang Leiya Technology Co., Ltd.	Pledge	RMB	25,750,000	Jun 09, 2026

The total guaranteed balance is RMB 25,750,000, representing the maximum undiscounted payment obligation the Company could be required to make in the event of default (excluding interest and penalties). The Company hadn’t recognized a guaranteed liability as of the December 31, 2025.

For the pledge guarantee provided to Zhejiang Leiya Technology Co., Ltd., the Company has pledged a as collateral (fair value not reflected in this table).

The guarantee for Zhejiang Leiya Technology Co., Ltd. is secured by a RMB 27,400,000 time deposit certificate; see Note 11 for details.

NOTE 30 – SEGMENT REPORTING

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

The following tables present revenue for five major markets for the years ending December 31, 2025, 2024 and 2023, respectively.

	December 31, 2025
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$13,768,820	60.24%
U.K.	1,285,829	5.63%
Mexico	867,476	3.80%
Poland	773,084	3.38%
Portugal	573,931	2.51%

	December 31, 2024
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$19,575,794	64.61%
France	1,516,466	5.00%
Israel	909,207	3.00%
Nigeria	827,955	2.73%
U.K.	781,562	2.58%

	December 31, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$11,005,500	54.15%
Australia	1,558,935	7.67%
Poland	1,318,926	6.49%
U.K.	1,053,668	5.18%
Germany	1,016,250	5.00%

NOTE 31 – FINANCIAL IMPACT OF COVID-19

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

NOTE 32 – SUBSEQUENT EVENTS

As for the date of the issuance of these financial statements, the new long-term borrowings are presented below:

Bank Name	Amount – RMB		Issuance Date	Expiration Date	Secured by fixed assets
Minsheng Bank		9,648,000	1/04/2026	1/04/2033	Yes
Minsheng Bank		1,600,000	2/03/2026	2/03/2033	Yes
Total	RMB	11,248,000

The above bank loans are collateralized by certain assets of the Company. As of December 31, 2025, the collateral consisted of land use rights held by Ruike with a carrying amount of $2,543,916.

On March 25, 2026, the board of directors of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company (the “Company”), approved a reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 (the “Reverse Stock Split”), such that (a) every ten (10) issued Class A ordinary shares of a par value of US$0.022 each will be combined into one (1) issued Class A ordinary share of a par value of US$0.22 each, (b) every ten (10) issued Class B ordinary shares of a par value of US$0.022 each will be combined into one (1) issued Class B ordinary share of a par value of US$0.22 each, and (c) any fractional shares will be rounded up to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$220,000,000 divided into 900,000,000 Class A ordinary shares with a par value of US$0.22 each and 100,000,000 Class B ordinary shares with a par value of US$0.22 each.

In March 2026, the Company entered into an at-the-market sales agreement with Craft Capital Management LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, Class A ordinary shares with aggregate gross sales proceeds of up to US$20.0 million. The Company is not obligated to sell any shares under the agreement.

As of March 31, 2026, the Company had issued an aggregate of 1,247,456 Class A ordinary shares under the at-the-market sales agreement, resulting in gross proceeds of approximately US$0.72 million and net proceeds of approximately US$0.69 million after sales agent commissions and offering expenses.

On April 7, 2026, the Company entered into securities purchase agreements with certain non-U.S. investors, pursuant to which the Company issued and sold 5,000,000 Class A ordinary shares at US$0.08 per share, for total gross proceeds of US$0.4 million. The offering closed on April 7, 2026.

The Company has evaluated subsequent events through April 29, 2026. No other matters were identified affecting the accompanying financial statements or related disclosures.

NOTE 33 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	9,293	118,057
Due from subsidiaries	9,864,000	9,819,000
Advance to suppliers	4,700,000	4,950,000
Non-current assets
Investment in subsidiaries	$21,304,966	$12,311,068
Total assets	$35,878,259	$27,198,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$612,390	$612,390

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A shares, 900,000,000 shares authorized; 85,406 shares issued and outstanding as of December 31, 2025; 22,540 shares issued and outstanding as of December 31, 2024	18,789	4,959
Class B shares, 100,000,000 shares authorized; 4,091 shares issued and outstanding as of December 31, 2025; 455 shares issued and outstanding as of December 31, 2024	900	100
Additional paid-in capital	27,837,444	18,641,264
Retained earnings	7,794,471	9,184,408
Accumulated other comprehensive (loss) gain	(385,736)	(1,244,996)
Total shareholders’ equity	35,265,869	26,585,735
Total liabilities and shareholders’ equity	$35,878,259	$27,198,125

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2025	2024	2023
EQUITY IN EARNINGS OF SUBSIDIARIES	$(1,070,673)	$(1,115,977)	$1,218,714
NET (LOSS) INCOME	(1,389,937)	(1,115,977)	1,218,714
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	859,260	(500,306)	(360,677)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(530,677)	$(1,616,353)	$858,037

ERAYAK POWER SOLUTION GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,389,937)	$(1,115,977)	$1,218,714
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries	1,070,673	(1,115,977)	1,218,714
Item not involving cash:
Provision for advance to suppliers	250,000	50,000	-
Changes in operating assets and liabilities:
Due from subsidiaries	(45,000)	(8,250,000)	(1,569,000)
Other current liabilities	-	(21,510)	20,510
Net cash used in operating activities	(114,264)	(8,335,596)	(1,716,329)

CASH FLOW FROM INVESTING ACTIVITIES
Advance for potential land purchase	-	-	201,354
Advance for potential warehouse investment	-	-	(1,000,000)
Long-term investment	(8,860,000)	-	(3,900,000)
Net cash used in investing activities	(8,860,000)	-	(4,698,646)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from registered direct offering	8,865,500	-	-
Proceeds from private placement	-	8,000,000	-
Proceeds from related party	-	2,081,165	-
Repayments to related party	-	(1,629,876)	-
Net cash provided in financing activities	8,865,500	8,451,289	-
EFFECT OF FOREIGN EXCHANGE	-	-	-
CHANGES IN CASH AND RESTRICTED CASH	(108,764)	115,693	(6,414,975)
CASH AND RESTRICTED CASH, beginning of year	118,057	2,364	6,417,339
CASH AND RESTRICTED CASH, end of year	$9,293	$118,057	2,364