Form 20-F/A
period 2025-12-31
Erayak Power Solution Group Inc.
filed 2026-07-06
CIK 1825875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

ERAYAK Power Solution Group Inc. (the “Company,” “we,” “our,” or “us”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2026.

This Amendment is being filed to (i) revise the disclosure under Item 15(a) ; (ii) revise the disclosure under Item 15(b); correct certain display error in Item 3.A; and (iv) refile Exhibit 1.1.

In connection with this Amendment, and as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company is including currently dated certifications of its Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2 and 13.1 hereto.

Except as described above, this Amendment does not amend, update or change any other disclosures in the Annual Report and does not reflect any events occurring after the original filing date. This Amendment continues to describe conditions as of the date of the Annual Report, and except as expressly set forth herein, we have not updated, modified or supplemented the disclosures contained therein. This Amendment should be read together with the Annual Report.

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

Consolidated Statements of Operations Information

	As of December 31, 2025					As of December 31, 2024					As of December 31, 2023
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Assets
Current assets
Cash	9,293	427,495	436,788		436,788	118,057	1,206,753	1,324,809		1,324,809	2,364	5,876,070	5,878,434		5,878,434
Accounts receivable, net	-	13,582,352	13,582,352		13,582,352	-	12,037,136	12,037,136		12,037,136	-	6,253,189	6,253,189		6,253,189
Accounts receivable, related parties	-	3,178,800	3,178,800		3,178,800	-	1,314,332	1,314,332		1,314,332					-
Inventory	-	9,725,561	9,725,561		9,725,561	-	8,836,815	8,836,815		8,836,815	-	7,056,459	7,056,459		7,056,459
Prepaids and other current assets	4,700,000	6,958,838	11,658,838	(4,000,000)	7,658,838	4,950,000	8,627,245	13,577,245	(4,000,000)	9,577,245	5,000,000	1,910,108	6,910,108	(4,000,000)	2,910,108
Due from subsidiaries	9,864,000	-	9,864,000	(9,864,000)	-	9,819,000	-	9,819,000	(9,819,000)	-	1,569,000		1,569,000	(1,569,000)	-
Due from parent	-	-	-		-	-	-	-		-	-	21,510	21,510	(21,510)	-
Short-term investment		4,537,044	4,537,044		4,537,044
Other current assets		4,244,138	4,244,138		4,244,138
Total current assets	14,573,293	42,654,227	57,227,520	(13,864,000)	43,363,520	14,887,057	32,022,281	46,909,337	(13,819,000)	33,090,337	6,571,364	21,117,336	27,688,700	(5,590,510)	22,098,190
Property and equipment, net	-	7,102,555	7,102,555		7,102,555	-	2,157,214	2,157,214		2,157,214	-	1,924,975	1,924,975		1,924,975
Intangibles, net	-	2,678,447	2,678,447		2,678,447	-	61,972	61,972		61,972	-	31,853	31,853		31,853
ROU assets	-	6,032,330	6,032,330		6,032,330	-	6,457,903	6,457,903		6,457,903	-	7,338,505	7,338,505		7,338,505
Deferred tax assets	-	78,033	78,033		78,033	-	100,994	100,994		100,994	-	32,534	32,534		32,534
Long-term deferred expenses	-	-	-		-	-	-	-		-		-	-		-
Long-term investment		193,453	193,453		193,453		410,998	410,998		410,998
Other non-current assets	-	-	-		-	-	3,753,785	3,753,785		3,753,785	-	3,859,209	3,859,209		3,859,209
Investment in subsidiaries	13,295,892	-	13,295,892	(13,295,892)	-	4,090,580	-	4,090,580	(4,090,580)	-	4,090,573	-	4,090,573	(4,090,573)	-
Total Assets	27,869,185	58,739,045	86,608,230	(27,159,892)	59,448,338	18,977,637	44,965,147	63,942,784	(17,909,580)	46,033,203	10,661,938	34,304,412	44,966,350	(9,681,083)	35,285,266

Liabilities
Short-term borrowings	-	8,293,890	8,293,890		8,293,890	-	1,055,828	1,055,828		1,055,828	-	70,424	70,424		70,424
Accounts payable	-	6,097,560	6,097,560		6,097,560	-	8,335,266	8,335,266		8,335,266	-	5,689,101	5,689,101		5,689,101
Accounts payable, related parties	-	132,136	132,136		132,136
Accrued exp and other current liabilities	-	6,765,322	6,765,322	(4,000,000)	2,765,322	-	5,450,083	5,450,083	(4,000,000)	1,450,083	-	7,876,981	7,876,981	(4,000,000)	3,876,981
Tax payables	-	929,213	929,213		929,213	-	1,021,394	1,021,394		1,021,394	-	1,066,569	1,066,569		1,066,569
Long-term payable - current portion	-	778,103	778,103		778,103	-	161,529	161,529		161,529	-	225,383	225,383		225,383
Due to related parties	612,390	1,164,498	1,776,888		1,776,888	612,390	2,897,775	3,510,165		3,510,165	161,101	2,122,028	2,283,129		2,283,129
Due to subsidiaries	-	-	-		-	-	-	-		-	21,510	-	21,510	(21,510)	-
Due to parent	-	9,864,000	9,864,000	(9,864,000)	-	-	9,819,000	9,819,000	(9,819,000)	-	-	1,569,000	1,569,000	(1,569,000)	-
Total current liabilities	612,390	34,024,722	34,637,112	(13,864,000)	20,773,112	612,390	28,740,875	29,353,265	(13,819,000)	15,534,265	182,611	18,619,486	18,802,097	(5,590,510)	13,211,587
Deferred revenue	-	-	-		-	-	-	-		-	-	-	-		-
Long-term payable	-	3,409,358	3,409,358		3,409,358	-	3,913,204	3,913,204		3,913,204	-	1,871,591	1,871,591		1,871,591
Total liabilities	612,390	37,434,080	38,046,470	(13,864,000)	24,182,470	612,390	32,654,079	33,266,469	(13,819,000)	19,447,468	182,611	20,491,077	20,673,688	(5,590,510)	15,083,178

SHAREHOLDER’S EQUITY
Ordinary Shares, $0.22 par	19,689	13,295,892	13,315,581	(13,295,892)	19,689	5,059	4,090,580	4,093,380	(4,090,580)	5,059	1,200	4,090,573	4,091,773	(4,090,573)	1,200
Additional paid in capital	27,837,444	-	27,837,444		27,837,444	18,641,264	-	18,641,264		18,641,264	10,645,122	-	10,645,122		10,645,122
Statutory reserve	-	1,244,717	1,244,717		1,244,717	-	1,123,204	1,123,204		1,123,204	-	1,113,170	1,113,170		1,113,170
(Accumulated deficit)/retained earning	(600,339)	7,150,093	6,549,754		6,549,754	(281,075)	8,342,280	8,061,204		8,061,204	(166,989)	9,354,204	9,187,215		9,187,215
Accumulated other comprehensive income (loss)		(385,736)	(385,736)		(385,736)		(1,244,996)	(1,244,996)		(1,244,996)	(7)	(744,612)	(744,619)		(744,619)
Total shareholders’ equity	27,256,795	21,304,965	48,561,760	(13,295,892)	35,265,868	18,365,247	12,311,068	30,676,315	(4,090,580)	26,585,735	10,479,327	13,813,334	24,292,661	(4,090,573)	20,202,087

Total liabilities and shareholders’ equity	27,869,185	58,739,045	86,608,230	(27,159,892)	59,448,338	18,977,637	44,965,147	63,942,784	(17,909,580)	46,033,203	10,661,938	34,304,411	44,966,349	(9,681,083)	35,285,266

	For the fiscal year ended December 31, 2025					For the fiscal year ended December 31, 2024					For the fiscal year ended December 31, 2023
	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated	Parent	Subsidiaries	Subtotal	Elimination	Consolidated
Cash flows from operating activities
Net income (loss)	(319,264)	(1,070,674)	(1,389,938)	-	(1,389,938)	(114,086)	(1,001,890)	(1,115,977)	-	(1,115,977)	(167,839)	1,386,552	1,218,714	-	1,218,714
Adjustment for items not affecting cash
Depreciation and amortization	-	574,142	574,142	-	574,142	-	431,921	431,921	-	431,921	-	388,002	388,002	-	388,002
Loss on PPE disposition	-	241	241	-	241	-	-	-	-	-	-		-	-	-
Bad debt (recovery) expense	-	122,847	122,847	-	122,847	-	224,534	224,534	-	224,534	-	36,972	36,972	-	36,972
Impairment provision of advance to	250,000	129,480	379,480	-	379,480	50,000	61,882	111,882	-	111,882
Inventory impairment provision	-	(368,693)	(368,693)	-	(368,693)	-	295,907	295,907	-	295,907	-	81,621	81,621		81,621
Loss on long-term investment		229,170	229,170	-	229,170
Deferred tax assets	-	26,642	26,642	-	26,642	-	(70,346)	(70,346)	-	(70,346)	-		-	-	-
Deferred revenue	-		-	-	-	-	-	-	-	-	-		-	-	-
Deferred expense	-		-	-	-	-	-	-	-	-	-		-	-
Imputed interest expenses	-	-	-		-	-	-	-	-	-	-	17,755	17,755		17,755
ROU	-	689,181	689,181	-	689,181	-	689,922	689,922	-	689,922	-	514,691	514,691	-	514,691
Changes in operating assets and liabilities
Accounts receivable	-	(1,515,112)	(1,515,112)	-	(1,515,112)	-	(6,261,153)	(6,261,153)	-	(6,261,153)		3,395,976	3,395,976	-	3,395,976
Accounts receivable, related parties		(1,758,046)	(1,758,046)	-	(1,758,046)	-	(1,333,255)	(1,333,255)	-	(1,333,255)	-		-	-	-
Note receivable	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Inventories	-	(119,552)	(119,552)	-	(119,552)	-	(2,297,437)	(2,297,437)	-	(2,297,437)	-	(1,091,117)	(1,091,117)	-	(1,091,117)
Advances to suppliers	-	3,133,282	3,133,282	-	3,133,282	-	(6,947,539)	(6,947,539)	-	(6,947,539)	-	(1,250,467)	(1,250,467)	-	(1,250,467)
Advances to suppliers, related parties		(1,250,036)	(1,250,036)		(1,250,036)
Prepaid expenses and Other receivable	-	(115,571)	(115,571)	-	(115,571)	(21,510)	1,949	(19,561)	-	(19,561)	-	(126,386)	(126,386)	21,510	(104,876)
Other current assets	-	(4,129,347)	(4,129,347)	-	(4,129,347)				-
Other non-current assets	-	3,812,174	3,812,174	-	3,812,174				-
Loan receivable	-	-	-	-	-	-	-	-	-	-	-	163,821	163,821		163,821
Accounts payable	-	(2,532,280)	(2,532,280)	-	(2,532,280)	-	2,644,525	2,644,525	-	2,644,525	-	1,085,320	1,085,320	-	1,085,320
Accounts payable, related parties	-	128,562	128,562	-	128,562				-
Accrued expenses and other current	-	156,410	156,410	-	156,410	-	(2,498,165)	(2,498,165)	-	(2,498,165)	-	6,382,631	6,382,631	(4,021,510)	2,361,121
Advances from customers	-	893,482	893,482	-	893,482	-	284,372	284,372	-	284,372	-	(334,225)	(334,225)	-	(334,225)
Tax payable	-	(133,201)	(133,201)	-	(133,201)	-	(16,269)	(16,269)	-	(16,269)	-	246,425	246,425	-	246,425
Net cash provided by (used in) operating	(69,264)	(3,096,899)	(3,166,162)	-	(3,166,162)	(85,596)	(15,791,043)	(15,876,639)	-	(15,876,639)	(167,839)	10,897,572	10,729,733	(4,000,000)	6,729,733

Cash flows from investing activities
Purchases of property, plant and eq	-	(5,239,108)	(5,239,108)	-	(5,239,108)	-	(517,813)	(517,813)	-	(517,813)	-	(684,210)	(684,210)	-	(684,210)
Acquisition of intangible assets	-	(2,598,025)	(2,598,025)	-	(2,598,025)	-	(37,082)	(37,082)	-	(37,082)	-	(25,689)	(25,689)	-	(25,689)
Fixed deposit	-	-	-	-	-	-	-	-	-	-		(3,869,565)	(3,869,565)		(3,869,565)
Advance payment on oversea land	-		-	-	-	-	-	-	-	-	201,354		201,354	4,000,000	4,201,354
Advance payment on LT warehouse	-		-	-	-	-	-	-	-	-	(1,000,000)		(1,000,000)		(1,000,000)
Short-term investment		(4,537,044)	(4,537,044)	-	(4,537,044)				-
Long-term investment	-	-	-	-	-	-	(417,016)	(417,016)	-	(417,016)	(3,900,000)	(8,010,035)	(11,910,035)	11,910,035	-
Net cash provided by (used in) investing	-	(12,374,177)	(12,374,177)	-	(12,374,177)	-	(971,911)	(971,911)	-	(971,911)	(4,698,646)	(12,589,499)	(17,288,145)	15,910,035	(1,378,110)

Cash flows from financing activities
Proceeds from short-term borrowing	-	10,260,899	10,260,899	-	10,260,899	-	1,310,576	1,310,576	-	1,310,576	-	4,653,363	4,653,363	-	4,653,363
Repayments on short-term borrowing	-	(3,263,585)	(3,263,585)	-	(3,263,585)	-	(309,032)	(309,032)	-	(309,032)	-	(10,231,750)	(10,231,750)	-	(10,231,750)
Proceeds from share issuance	8,865,500	407,000	9,272,500	-	9,272,500	8,000,000	100	8,000,100	-	8,000,100	-	11,910,035	11,910,035	(11,910,035)	-
Proceeds from related parties	-	7,403,348	7,403,348	-	7,403,348	2,081,165	9,644,699	11,725,864	-	11,725,864	-	16,968,314	16,968,314	-	16,968,314
Payment to related parties	-	(9,338,647)	(9,338,647)	-	(9,338,647)	(1,629,876)	(8,780,767)	(10,410,643)	-	(10,410,643)	-	(15,064,679)	(15,064,679)	-	(15,064,679)
Proceeds from parent		8,905,000	8,905,000	(8,905,000)	-	-	8,250,000	8,250,000	(8,250,000)	-		1,570,000	1,570,000	(1,547,490)	22,510
Payments to parent		-	-	-	-	-	-	-	-	-		(21,510)	(21,510)	21,510	-
Proceeds from subsidiaries			-	-	-	-	-	-	-	-	21,510		21,510	(21,510)	-
Payment to subsidiaries	(8,905,000)		(8,905,000)	8,905,000	-	(8,250,000)	-	(8,250,000)	8,250,000	-	(1,570,000)		(1,570,000)	1,547,490	(22,510)
Proceeds from long-term payable	-	4,390,957	4,390,957	-	4,390,957	-	3,846,742	3,846,742	-	3,846,742	-	6,312,856	6,312,856	-	6,312,856
Payment on long-term payable	-	(4,454,868)	(4,454,868)	-	(4,454,868)	-	(1,782,400)	(1,782,400)	-	(1,782,400)	-	(9,075,497)	(9,075,497)	-	(9,075,497)
Net cash provided by (used in) financing a	(39,500)	14,310,104	14,270,604	-	14,270,604	201,289	12,179,918	12,381,207	-	12,381,207	(1,548,490)	7,021,132	5,472,642	(11,910,035)	(6,437,393)
Effect of foreign exchange	-	381,713	381,713	-	381,713	-	(86,282)	(86,282)	-	(86,282)	-	(103,044)	(103,044)	-	(103,044)
Net increase (decrease) in cash	(108,764)	(1,160,971)	(1,269,734)	-	(1,269,734)	115,693	(4,583,036)	(4,467,343)	-	(4,467,343)	(6,414,975)	5,329,205	(1,085,770)	-	(1,085,770)
Cash, beginning	118,057	1,206,753	1,324,809	-	1,324,809	2,364	5,876,070	5,878,434	-	5,878,434	6,417,339	649,908	7,067,247	-	7,067,247
Cash, end	9,293	427,495	436,788	-	436,788	118,057	1,206,752	1,324,809	-	1,324,809	2,364	5,876,070	5,878,434		5,878,434

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

As of December 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Fifth Amended and Restated Memorandum and Articles of Association
2.1	Form of Underwriter’s Warrants, filed as Exhibit 4.2 to the Form F-1/A filed on September 13, 2022 and incorporated by reference herein
2.2	Description of Securities, filed as Exhibit 2.2 to the Form 20-F filed on April 29, 2026 and incorporated by reference herein
4.1	Securities Purchase Agreement, filed as exhibit 10.1 to the Form 6-K filed on May 20, 2024 and incorporated by reference herein
4.2	Employment Agreement between Zhejiang Leiya and Lingyi Kong, filed as exhibit 10.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.3	Employment Agreement between Zhejiang Leiya and Lanling Gu, filed as exhibit 10.2 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.4	Employment Agreement between Erayak and Wang-Ngai Mak, filed as exhibit 10.3 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.5	Employment Agreement between Erayak and Jizhou Hou, filed as exhibit 10.4 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.6	Employment Agreement between Erayak and Jing Chen, filed as exhibit 10.5 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.7	Employment Agreement between Erayak and Tsang Sheung, filed as exhibit 10.1 to the Form 6-K filed on December 1, 2023 and incorporated by reference herein
4.8	Promissory Note between Lingyi Kong and Erayak Power Solution Group Inc., filed as exhibit 10.7 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.9	Promissory Note among Lingyi Kong, Erayak Power Solution Group Inc. and Wenzhou New Focus Technology & Electronic Co., Ltd., filed as exhibit 10.8 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.10	Form of Loan Agreement between Longwan Rural Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.9 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.11	Form of Loan Agreement between China Minsheng Bank Corp. and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.10 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.12	Form of Loan Agreement between Zhejiang Chouzhou Commercial Bank and Zhejiang Leiya Electronics Co. Ltd., filed as exhibit 10.11 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
4.13	Form or Purchase Agreement, filed as exhibit 10.12 to the Form F-1/A filed on February 28, 2022 and incorporated by reference herein
4.14	Factory Lease Agreement between Wenzhou Ailefu Furniture Tech Limited Company and Zhejiang Leiya, filed as exhibit 10.14 to the Form F-1/A filed on July 29, 2022 and incorporated by reference herein
4.15	Form of Securities Purchase Agreement, dated July 25, 2025, by and among the Company and the purchasers thereto, filed as exhibit 10.1 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.16	Form of Placement Agent Warrant, filed as exhibit 4.1 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.17	Form of Pre-Funded Warrant, filed as exhibit 4.2 to the Form 6-K filed on July 28, 2025 and incorporated by reference herein
4.18	Securities Purchase Agreement, dated July 31, 2025, by and among the Company and the purchasers thereto, filed as exhibit 10.1 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.19	Form of Placement Agent Warrant, filed as exhibit 4.1 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.20	Form of Pre-Funded Warrant, filed as exhibit 4.2 to the Form 6-K filed on August 1, 2025 and incorporated by reference herein
4.21	Prior Sales Agreement, dated September 29, 2025, by and between Erayak Power Solution Group Inc. and Craft Capital Management LLC, filed as exhibit 10.1 to the Form 6-K filed on September 30, 2025 and incorporated by reference herein
4.22	Sales Agreement, dated March 16, 2026, by and between Erayak Power Solution Group Inc. and Craft Capital Management LLC, filed as exhibit 10.1 to the Form 6-K filed on March 18, 2026 and incorporated by reference herein

8.1	List of Subsidiaries, filed as Exhibit 8.1 to the Form 20-F filed on April 29, 2026 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on January 21, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to the Form 20-F filed on May 15, 2023 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Tang Qian & Associates PLLC
15.2*	Consent of Fortune CPA Inc.
16.1	Letter from Fortune CPA Inc. to the Securities and Exchange Commission, dated January 8, 2026, filed as Exhibit 16.1 to the Form 6-K filed on January 8, 2026 and incorporated by reference herein
97.1	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ERAYAK POWER SOLUTION GROUP INC.

By:	/s/ Lingyi Kong
Name:	Lingyi Kong
Title:	Director and Chief Executive Officer

Date: July 6, 2026

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